TELEPHONE AND DATA SYSTEMS™

2008 Annual Report

www.teldta.com

Financial Highlights

(As of Dec. 31, 2008)

Operating Revenues
(in billions)

$4.4
$4.8
$5.1
$5.0
$4.0
$3.0
$2.0
$1.0
0
2006
2007
2008

Cash Flows from Operating Activities
(in millions)

$892
$941
$849
$1,000
$800
$600
$400
$200
0
2006
2007
2008

U.S. Cellular® Data Revenues
(in millions)

$217
$368
$512
$900
$700
$500
$300
$100
0
2006
2007
2008

TDS Telecom® (ILEC/CLEC) DSL Customer Lines

147,200
186,800
218,100
300,000
250,000
200,000
150,000
100,000
0
2006
2007
2008

Comparison of Cumulative Five-Year Total Returns*

TDS, S&P 500, Dow Jones U.S. Telecommunications Index
(Performance Results Through 12/31/08)

$250
$200
$150
$100
$50
0
2003
2004
2005
2006
2007
2008
TDS
S&P 500 Index
Dow Jones U.S. Telecommunicatons Index

*Cumulative total return assumes reinvestment of dividends. Assumes $100.00 invested at the close of trading on the last trading day of 2003 in TDS Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index. The period prior to May 13, 2005 is represented by the TDS Common Shares, and the period on or after May 13, 2005 includes both the TDS Common Shares and TDS Special Common Shares. The above represents selected information from the Stock Performance Graph included in the 2008 Annual Report. For complete information, please refer to the Shareholder Information section in the attached 2008 Annual Report.

All data provided below is for the year ended Dec. 31, 2008. Comparisons are year over year unless otherwise noted.

TDS™ Enterprise

- Provides wireless, wireline, and broadband services to 7.4 million customers in 36 states
- Operating revenues up 5.4 percent to $5.1 billion
- Operating income of $128 million
- Operating cash flows of $849 million
- Repurchased 5,861,822 TDS common and TDS special common shares
- Dividends paid for 34 consecutive years

U.S. Cellular

- Nation's fifth-largest, full-service wireless provider, with 6.2 million customers in 26 states
- Services revenues up 7.1 percent to $3.9 billion
- Data revenues up 39 percent to $512 million
- ARPU (average revenue per unit) up 4 percent to $53.23
- $923 million in cash flows from operating activities
- 1.5 percent retail postpay customer churn rate

TDS Telecom (ILEC and CLEC)

- Operating income of $142 million
- 24 percent increase in ILEC DSL (digital subscriber line) accounts; 17 percent increase in total DSL accounts (ILEC and CLEC)
- ILEC DSL revenue up 23 percent to $90 million
- 1,169,700 total access lines (ILEC and CLEC)
- 5 percent decrease in total operating expenses (ILEC and CLEC)

TELEPHONE AND DATA SYSTEMS, INC. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602 Phone: (312) 630-1900 Fax: (312) 630-1908
April 27, 2009

TO OUR SHAREHOLDERS

        At TDS™, our main goals are to provide outstanding communication services to our customers, and to meet the needs of our shareholders, our people and our communities. For the past 40 years, we have focused on building our businesses for the long term. With approximately 7.4 million customers in 36 states, operating revenues in 2008 of more than $5 billion, and a committed workforce of 12,500 associates and employees, TDS is dedicated to the future of the telecommunications business.

        U.S. Cellular®, TDS' 81-percent owned wireless business, is the fifth-largest full-service wireless service provider in the United States. Operating on a customer satisfaction strategy, U.S. Cellular drives customer engagement by providing a comprehensive range of wireless services and products, superior customer support, and a high-quality network.

        TDS Telecom®, TDS' wholly owned subsidiary, is the country's eighth-largest incumbent local exchange company (ILEC). TDS Telecom provides innovative voice, Internet and entertainment services, as well as leading-edge business services, to rural and suburban communities in 30 states.

Challenges and Strengths in 2008

        The TDS companies experienced pressure in the past year from a combination of general effects of the economic downturn, and competition in the wireless and wireline industries. U.S. Cellular competes in a wireless market with increasingly large national providers. TDS Telecom is experiencing a decline in physical access lines, due to competition from cable companies and a trend toward wireless voice replacement.

        Despite these challenges, the companies achieved solid results in 2008, including double-digit increases in data revenues at U.S. Cellular, and strong gains in digital subscriber line (DSL) customers and associated data revenues at TDS Telecom. The difficult economic environment highlighted the benefits of TDS' fundamental strengths: experienced management teams that focus on long-term growth, a conservative investment strategy, a strong balance sheet, and associates and employees who are dedicated to customer satisfaction. The companies continued to emphasize the qualities that are particularly important to customers in difficult times—high-value services and products, consistently high call and data service quality, and a shared commitment to exceeding our customers' expectations.

        It is these fundamental strengths that give TDS its strong foundation and keep it moving forward, enabling our companies to produce consistently positive results over the long term.

Summary of 2008 Operating Results

        TDS increased its operating revenues in 2008, driven in large part by growth in data revenues in both the wireless and wireline operations. As customer desire for data service availability, capacity and speed continues to grow, the TDS companies are intent on bringing data services and products to market quickly, with the quality and reliability our customers expect.

        U.S. Cellular drove data growth in 2008 by increasing sales of data-intensive smart phones and premium touch screen phones to both residential and business customers, which in turn propelled growth of complementary data plans and applications. To support these increased customer data needs, U.S. Cellular expanded its 3G / Evolution Data Optimized (EVDO) Rev. A network to key markets as part of its continuous, long-term network upgrading approach.

        TDS Telecom added many residential and commercial broadband customers, and grew its data revenues, by aggressively marketing its new services, increasing the broadband speeds available to its customers, and bundling its broadband products with voice and video services. TDS Telecom also introduced managedIP services—hosted, integrated voice and data solutions for small- to medium-sized businesses.

        In addition, Suttle-Straus®, TDS' 80-percent owned communications solutions provider, increased its gross sales compared to 2007, implemented several continuous improvement programs to maintain strong customer relationships and increase operating efficiency, and consolidated its facilities, moving all operations to Waunakee, Wisconsin.

TDS CONSOLIDATED

        At the Corporate level, TDS works to realize the overall company mission by delivering effective shared services and support to the TDS businesses, and by providing strategic direction and financial stability to the TDS Enterprise. As such, TDS' goals at the Corporate level are to:

  •
  Build and maintain strong, experienced management teams, which in turn develop talented and dedicated workforces that are focused on ensuring the best possible communications experiences for TDS customers;

  •
  Focus on steady growth over the long term, while empowering business unit management teams to make operating decisions in a rapidly changing industry;

  •
  Continuously evaluate and improve processes to ensure that the TDS companies operate as efficiently as possible and make the most effective use of their resources;

  •
  Maintain a strong balance sheet that gives the TDS companies the flexibility to take advantage of market opportunities;

  •
  Balance risk and return in the company's investment position and minimize exposure to economic crises; and

  •
  Champion ethical practices in all areas of the business and in every relationship with associates and employees, customers and vendors.

        In addition, TDS' fundamental financial goals are to:

  •
  Grow revenues at rates greater than those of the markets in which we participate. The long-term target is five- to seven-percent compound annual revenue growth;

  •
  Generate in each business a return on capital (ROC) greater than its weighted average cost of capital; and

  •
  Maintain strong, investment-grade credit ratings from rating agencies.

        TDS carefully managed its liquid investment portfolio in 2008 to limit its exposure to the credit crisis. The company also used portions of its substantial cash reserves to take advantage of attractive opportunities in 2008, including strategic spectrum purchases for its wireless business, and acquisitions to strengthen its wireline footprint.

        TDS maintained investment-grade credit ratings from Moody's Investors Services, Standard & Poor's Rating Services, and Fitch Ratings.

Continuing Stock Repurchase Programs

        TDS continued to buy back stock in 2008, completing a $250 million stock repurchase program begun in June 2007, and beginning a new $250 million stock repurchase program that will continue until 2011. U.S. Cellular also repurchased common shares in 2008.

Improving Stock Liquidity

        To provide greater liquidity and higher visibility for the companies' stocks, TDS and U.S. Cellular moved their stock listings from the American Stock Exchange to the New York Stock Exchange (NYSE) in 2008. The NYSE's considerable investments in technology benefit our shareholders, and our bondholders, by providing high-quality, more liquid trading markets, and thereby reducing volatility.

Enhancing Finance and Accounting Processes

        Building on its significant work in 2007 to strengthen accounting and reporting processes, TDS in 2008 remediated its final material weakness, related to accounting for income taxes. The company implemented additional processes and internal controls in this area, which are discussed in TDS' 2008 Form 10-K.

        For the past several years, TDS has strengthened its accounting and control teams and placed special emphasis on ensuring that team members in finance, accounting, and other key areas continuously update their understanding of internal and external regulations and processes. As a result, TDS' collective expertise and skills in these areas are much stronger.

U.S. CELLULAR

        While the number of people who do not yet have a wireless phone continues to decline, more are using multiple wireless devices: for business and personal use, and for primarily data use, such as laptops and netbooks. U.S. Cellular is implementing strategies designed to drive deeper and longer customer engagement, generate greater revenue from existing customers, and attract customers seeking a high-quality wireless experience. In particular, U.S. Cellular is building on its very strong network quality and superior customer service to deliver high-quality wireless voice and data experiences. U.S. Cellular also continuously updates its strong portfolio of voice- and data-enabled handsets, including smart phones and premium touch screen phones.

        In 2008, the company enabled many more of its customers to realize the full potential of these devices by expanding its 3G / EVDO network to more key markets, and by emphasizing Mobile Internet, Mobile E-mail and other high-demand offerings in its easyedgeSM line of applications.

        These complementary initiatives, along with increased use of text and picture messaging, drove significant increases in data revenues and ARPU, which in turn increased service revenues for the year. Although U.S. Cellular added fewer retail postpay customers than expected in the first three quarters of 2008, additions increased in the fourth quarter, and U.S. Cellular ended the year with 6.2 million total customers. Ninety-five percent of the company's retail customers are in the target postpay segment.

Connecting Customers with U.S. Cellular

        In June of 2008, U.S. Cellular rolled out a marketing and brand positioning initiative to define its unique qualities and benefits for customers, and thereby forge stronger customer relationships. In its retail and sales environments, marketing materials, and advertising, U.S. Cellular encourages existing and potential customers to "Believe in Something Better™"—to believe in a unique wireless company that shares their values and understands their needs.

        U.S. Cellular is backing up its market positioning with services and features that demonstrate its commitment to providing a superior wireless experience, such as free incoming calls, free storage of customer contacts (My Contacts Backup), early equipment upgrades with no fees, and free plan changes.

Delivering a Superior Mobile Data Experience

        U.S. Cellular customers can choose from a strong lineup of devices, including BlackBerry® smart phones, and premium touch screen phones from HTC, Samsung, and LG. Smart phone-related ARPU for many customers is nearly twice as high as standard retail postpay ARPU. Thus, the revenue growth potential is considerable, despite a higher upfront smart phone equipment subsidy. As U.S. Cellular continues to bring more high-demand, data-intensive devices to market, and makes 3G speeds available to much more of its network, the company expects ongoing revenue growth in this area.

Investing for the Future

        U.S. Cellular took important steps in 2008 to ensure that its network supports developing customer needs for technology. The company expanded its 3G network to approximately 23 percent of its cell sites, and intends to bring 3G speeds to at least 60 percent of its cell sites by the end of 2009. The company also added many new cell sites in 2008—financing the expansion in part with Universal Service Fund disbursements.

        These investments enabled U.S. Cellular to maintain its award-winning network quality. J.D. Power and Associates has ranked U.S. Cellular "Highest Call Quality Performance Among Wireless Cell Phone Users in the North Central Region" for seven consecutive reporting periods.

        U.S. Cellular, indirectly through its limited partnership interest in King Street Wireless, made strategic investments in spectrum in 2008 through participation in a major Federal Communications Commission (FCC) auction. The company also made several direct spectrum acquisitions. The spectrum covers areas that complement U.S. Cellular's strategic footprint and could help to support an eventual transition to 4G / Long-Term Evolution network technology.

        At year end, U.S. Cellular was well-positioned for strong future growth, with a total operating market population of 46 million in 26 states.

TDS TELECOM

        TDS' wireline business is also making important progress with its services by deploying high-speed data and increasing customer satisfaction. TDS Telecom continues to add broadband customers and increase data revenues through its ILEC operations, and the company is attracting commercial customers with high-speed broadband and voice solutions through its competitive local exchange carrier (CLEC) business. TDS Telecom's strategy of bundling broadband, voice, and video services is helping the company offset the revenue loss from a decline in voice service physical access lines.

        Additionally, by continuing to carefully manage costs, TDS Telecom was able to increase operating income in 2008, despite a decrease in operating revenues.

Expanding High-Speed Broadband Access

        Data speeds are one key to a high-quality experience for wireline broadband customers. TDS Telecom consistently increases the broadband speeds available to its customers. At the end of 2008, approximately 90 percent of TDS Telecom's ILEC lines had access to DSL capability, and 85 percent of its ILEC DSL customers received 1.5 Mbps or faster service, with 52 percent having 3 Mbps or faster service. The company offers its commercial customers in certain markets speeds of up to 1G.

        TDS Telecom plans to upgrade its capability so that it can deliver 10 Mbps or faster service to more than 50 percent of its customer base by the end of 2009, with 25 Mbps or faster service in strategic markets.

Promoting Loyalty with Triple Play Bundles

        Sales of TDS Telecom's Triple Play bundles of voice, high-speed broadband, and DISH Network™ video services continue to grow. Customers who buy these bundles look to TDS Telecom as their single source for fixed communications services, and are significantly less likely to churn than customers who purchase fewer than two services from the company.

Targeting Businesses with Managed Solutions

        TDS Telecom's CLEC operation targets small- to medium-sized businesses with its integrated communications solutions. In addition to bundled services, the company in 2008 began offering managedIP, an integrated voice and data communications solution, to business customers in select markets. The hosted Internet Protocol (IP) solution enables businesses to integrate their voice mail and e-mail platforms, phone systems and computers, and to manage their advanced calling features. TDS Telecom delivers its managedIP solution over a private communications network hosted at a secure facility. This enables customers to avoid significant capital expenditures, and allows them to focus on running their businesses, while TDS Telecom manages and protects their communications systems.

        To further support managedIP and increase network capacity and reliability, TDS Telecom is implementing a 10G regional fiber transport network that it expects will reach a majority of its access lines by the end of 2009.

Strengthening the Footprint

        In 2008, TDS Telecom increased its ILEC presence in Wisconsin and Indiana with the addition of residential and business voice and DSL lines gained through the acquisitions of The State Long Distance Telephone Company, LLC, Mosinee Telephone Company, LLC, and West Point Telephone Company.

Managing Regulatory Issues

        TDS Telecom continued to work with state and federal regulatory agencies in 2008 to seek to assure that the right regulatory decisions are made on key issues that could affect its residential and small business customers.

LOOKING FORWARD

        The general economic pressures are likely to continue throughout 2009, and TDS is well prepared with its solid customer base and outstanding customer focus, as well as a strong balance sheet and substantial cash reserves. U.S. Cellular and TDS Telecom remain committed to driving customer satisfaction and long-term revenue growth by strengthening relationships with their customers. Both business units plan to undertake significant network and infrastructure initiatives in 2009 to bring faster broadband speeds to more of their customers, while increasing the efficiency and effectiveness of internal processes.

        TDS applauds and is encouraged by the new administration's support for increasing broadband speeds and for expanding broadband availability to unserved and underserved areas of the country. U.S. Cellular and TDS Telecom look forward to working with the new administration, with Congress, and with the members of the FCC to bring advanced, high-speed broadband services to many more communities.

U.S. Cellular

        U.S. Cellular remains committed to growing customers and revenues over the long term by providing a high-quality network, competitive services and products, and superior customer service. As part of this long-term strategy, the company is targeting selected customer segments, particularly the postpay consumer and small- to medium-sized commercial segments. To establish a strong organizational foundation for achieving its objective, U.S. Cellular plans to begin several interdependent initiatives in 2009, including:

  •
  Developing deeper and more customized relationships with customers at every touch point—online, in retail stores, and through the billing system—through new customer relationship management and electronic data warehouse systems;

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  Driving online sales and customer engagement by enhancing the learning, shopping, and support experiences at www.uscellular.com;

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  Promoting flexible pricing and faster service and product implementation by developing a unified billing system platform for all customer segments;

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  Introducing new services and products more quickly by strengthening service and product development capabilities; and

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  Automating inventory distribution and equipment returns, and centralizing repairs for all sales channels, including agents, through a new handset logistics system.

        U.S. Cellular will continue to build its portfolio of data services and products in 2009, supported by the ongoing expansion of its 3G network. The company also plans to introduce new and competitive prepaid offerings, while remaining primarily focused on its retail postpay customers. While U.S. Cellular

v

expects total roaming revenues to decrease in 2009 as a result of the merger of Verizon and Alltel, its continued growth in cell sites and network quality ensures an attractive voice and data roaming experience for its roaming partners.

TDS Telecom

        TDS Telecom will continue to focus on earning customer loyalty by exceeding customer expectations, and will drive broadband adoption by offering enhanced service bundles, higher data speeds and attractive broadband pricing to stimulate market demand. Specifically, the company plans to:

  •
  Make 10 Mbps service available to 50 percent of its customers by year end;

  •
  Expand its managedIP offerings for commercial customers;

  •
  Promote customer loyalty with competitive Triple Play bundles that include DISH Network™ video service;

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  Increase network reliability and enable new services by implementing its 10G regional fiber transport network; and

  •
  Provide strategic decision support for targeting new services to customers, by accumulating better information about customers.

        TDS Telecom continues to improve its effective and cost-efficient organizational structure, enabling it to proactively adapt to changing market conditions and target its resources more effectively.

Thank You

        TDS' 12,500 associates and employees are keeping their focus on our most important asset—our customers. We thank each of them for their strong and unwavering dedication to providing the highest possible quality communications experience and customer satisfaction.

        We also thank you, our shareholders and bondholders, for your continuing support of TDS, U.S. Cellular and TDS Telecom, and their long-term growth strategies.

Cordially yours,

LeRoy T. Carlson, Jr. President and Chief Executive Officer	Walter C.D. Carlson Chairman of the Board

 TELEPHONE AND DATA SYSTEMS, INC.

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2008
Pursuant to SEC RULE 14(a)-3 and New York Stock Exchange Section 203.01

        The following audited financial statements and certain other financial information for the year ended December 31, 2008, represents TDS' annual report to shareholders as required by the rules and regulations of the Securities and Exchange Commission ("SEC") and under the requirements of the New York Stock Exchange ("NYSE").

        TDS also is required to comply with certain listing standards of the NYSE because it has shares listed on the NYSE, including the disclosure of the following information in TDS' annual report.

        Pursuant to Section 303A.12(a) of the NYSE Listed Company Manual, TDS' CEO certified to the NYSE that he was not aware of any violation by the company of NYSE corporate governance listing standards, without qualification, at the time that TDS first listed shares on the NYSE on September 15, 2008. TDS' CEO is required to provide a similar certification to the NYSE on an annual basis within 30 days after each annual meeting. TDS expects that its CEO will file a similar certification without qualification with the NYSE within 30 days after the 2009 annual meeting.

        In addition, pursuant to Section 303A.12(a) of the NYSE Listed Company Manual, TDS confirms that its CEO and CFO filed with the SEC the certifications required under Section 302 of the Sarbanes-Oxley Act as Exhibits to TDS' Annual Report on Form 10-K for the year ended December 31, 2008.

        The following information was filed with the SEC on February 26, 2009 as Exhibit 13 to TDS' Annual Report on Form 10-K for the year ended December 31, 2008. Such information has not been updated or revised since the date it was originally filed with the SEC. Accordingly, you are encouraged to review such information together with any subsequent information that we have filed with the SEC and other publicly available information.

Exhibit 13

Telephone and Data Systems, Inc.

Financial Report

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Telephone and Data Systems, Inc. ("TDS™") is a diversified telecommunications company providing high-quality telecommunications services in 36 states to approximately 6.2 million wireless customers and 1.2 million wireline equivalent access lines at December 31, 2008. TDS conducts substantially all of its wireless operations through its 81%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular®"), and provides wireline services through its incumbent local exchange carrier ("ILEC") and competitive local exchange carrier ("CLEC") operations under its wholly owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom®"). TDS conducts printing and distribution services through its 80%-owned subsidiary, Suttle-Straus, Inc. ("Suttle-Straus®") which represents a small portion of TDS' operations.

The following discussion and analysis should be read in conjunction with TDS' audited consolidated financial statements and footnotes included herein and the description of TDS' business included in Item 1 of the TDS Annual Report on Form 10-K ("Form 10-K") for the year ended December 31, 2008.

OVERVIEW

The following is a summary of certain selected information contained in the comprehensive Management's Discussion and Analysis of Financial Condition and Results of Operations that follows. The summary does not contain all of the information that may be important. You should carefully read the entire Management's Discussion and Analysis of Financial Condition and Results of Operations and not rely solely on the overview.

U.S. Cellular—U.S. Cellular provides wireless telecommunications services to approximately 6.2 million customers in five geographic market areas in 26 states. As of December 31, 2008, U.S. Cellular owned interests in 239 consolidated wireless markets and operated 6,877 cell sites. U.S. Cellular operates on a customer satisfaction strategy, seeking to meet customer needs by providing a comprehensive range of wireless products and services, excellent customer support, and a high-quality network. U.S. Cellular's business development strategy is to operate controlling interests in wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. U.S. Cellular believes that operating in contiguous market areas will continue to provide it with certain economies in its capital and operating costs.

Financial and operating highlights in 2008 included the following:

•
Total customers increased 2% year-over-year to 6.2 million at December 31, 2008; net retail customer additions were 149,000 compared to 333,000 in the prior year;

•
The postpay churn rates were 1.5% and 1.4% in 2008 and 2007, respectively. Postpay customers comprised approximately 87% of U.S. Cellular's customer base as of December 31, 2008;

•
Average monthly service revenue per customer increased 4% year-over-year to $53.23;

•
Additions to property, plant and equipment totaled $585.6 million, including expenditures to construct cell sites, increase capacity in existing cell sites and switches, purchase equipment to expand Evolution Data Optimized ("EVDO") services to additional markets, outfit new and remodel existing retail stores and continue development and enhancement of U.S. Cellular's office systems. Total cell sites in service increased 8% year-over-year to 6,877;

•
U.S. Cellular participated in the Federal Communications Commission ("FCC") auction of spectrum in the 700 megahertz band, known as Auction 73, indirectly through its interest in King Street Wireless, L.P. ("King Street Wireless"). U.S. Cellular is a limited partner in King Street Wireless. King Street Wireless was the provisional winning bidder for 152 licenses for an aggregate bid of $300.5 million, net of its designated entity discount of 25%. The licenses expected to be granted to King Street Wireless cover areas that overlap or are proximate or contiguous to areas covered by licenses that U.S. Cellular currently owns, operates and/or consolidates; and

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

•
U.S. Cellular recognized a loss on impairment of licenses of $386.7 million in 2008. An additional $27.7 million impairment loss on licenses was recognized at the TDS consolidated level in 2008 due to the fact that TDS has recorded amounts as licenses as a result of accounting for U.S. Cellular's purchases of U.S. Cellular Common Shares as step acquisitions using purchase accounting. The total $414.4 million Loss on impairment of licenses, net of the related income tax and minority interest impact reduced TDS' net income and diluted earnings per share by $209.2 million and $1.80, respectively in 2008. The loss is attributable to further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, which has led to the use of a higher discount rate when projecting future cash flows and lower than previously projected earnings in the wireless industry.

Service revenues increased $261.1 million, or 7%, to $3,940.3 million in 2008 from $3,679.2 million in 2007. U.S. Cellular experienced an increase in the number of customers, as well as an increase in average monthly revenue per customer driven primarily by growth in revenues from data products and services.

Operating income decreased $368.5 million, or 93%, to $27.7 million in 2008 from $396.2 million in 2007, primarily as a result of the 2008 impairment loss related to licenses.

U.S. Cellular anticipates that future growth in its operating income will be affected by the following factors:

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Uncertainty related to current economic conditions and their impact on demand for U.S. Cellular's products and services;

•
Increasing penetration in the wireless industry;

•
Costs of customer acquisition and retention, such as equipment subsidies and advertising;

•
Industry consolidation and the resultant effects on roaming revenues, service and equipment pricing and other effects of competition;

•
Providing service in recently launched areas or potential new market areas;

•
Potential increases in prepay and reseller customers as a percentage of U.S. Cellular's customer base;

•
Costs of developing and introducing new products and services;

•
Costs of development and enhancement of office and customer support systems;

•
Continued enhancements to its wireless networks, including potential deployments of new technology;

•
Increasing costs of regulatory compliance; and

•
Uncertainty in future eligible telecommunication carrier ("ETC") funding.

See "Results of Operations—Wireless"

2009 Wireless Estimates

U.S. Cellular expects the factors described above to impact revenues and operating income for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of U.S. Cellular's operating results, may cause revenues and operating income to fluctuate over the next several quarters.

U.S. Cellular's estimates of full-year 2009 results for net retail customer additions; service revenues; operating income; depreciation, amortization and accretion expenses; and capital expenditures are shown below. Such estimates represent U.S. Cellular's views as of the date of filing of U.S. Cellular's Form 10-K for the year ended December 31, 2008. Such forward-looking statements should not be assumed to be accurate as of any future date. U.S. Cellular undertakes no duty to update such

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

information whether as a result of new information, future events or otherwise. There can be no assurance that final results will not differ materially from such estimated results.

	2009 Estimated Results	2008 Actual Results
Net retail customer additions	75,000 - 150,000	149,000
Service revenues	$3,900 - $4,000 million	$3,940.3 million
Operating income	$275 - $350 million	$33.2 million
Depreciation, amortization and accretion expenses, and losses on disposals and impairment of assets(1)	Approx. $600 million	$987.0 million
Capital expenditures	Approx. $575 million	$585.6 million

(1)
2008 Actual Results include losses on disposals of $23.4 million and impairments of assets of $386.7 million. The 2009 Estimated Results include only the estimate for Depreciation, amortization and accretion expenses and losses on disposals of assets, and do not include any estimate for losses on impairment of assets (since these can not be predicted).

U.S. Cellular management currently believes that the foregoing estimates represent a reasonable view of what is achievable considering actions that U.S. Cellular has taken and will be taking. However, the current general economic conditions have created a challenging business environment that could significantly impact actual results. U.S. Cellular anticipates that its customer base will increase during 2009 as a result of its continuing focus on customer satisfaction, attractively priced service plans, a broader line of handsets and other products, and improvements in distribution. U.S. Cellular believes growth in its revenues will result primarily from capturing wireless users switching from other wireless carriers, selling additional products and services to its existing customers, and increasing the number of multi-device users among its existing customers, rather than by adding users that are new to wireless service. U.S. Cellular is focusing on opportunities to increase revenues, pursuing cost reduction initiatives in various areas and implementing a number of initiatives to enable future growth. The initiatives are intended, among other things, to allow U.S. Cellular to accelerate its rollout of new products and services, better segment its customers for retention and to sell additional services, such as data, expand its Internet sales and customer service capabilities and improve its prepay products and services.

TDS Telecom—TDS Telecom provides high-quality telecommunication services, including full-service local exchange service, long-distance telephone service, and Internet access, to rural and suburban area communities. TDS Telecom's business plan is designed for a full-service telecommunications company, including both ILEC and CLEC operations. TDS Telecom's strategy is to be the preferred provider of telecommunications services—including voice, broadband, and video services—in its chosen markets. This strategy encompasses many components, including:

•
Developing services and products;

•
Market and customer strategies;

•
Investing in networks and deploying advanced technologies;

•
Monitoring the competitive environment;

•
Advocating with respect to state and federal regulation for positions that support its ability to provide advanced telecommunications services to its customers; and

•
Exploring transactions to acquire or divest properties that would result in strengthening its operations.

Both ILECs and CLECs are faced with significant challenges, including the industry-wide decline in use of second lines by customers, growing competition from wireless and other wireline providers (other CLECs and cable providers), changes in regulation, new technologies such as Voice over Internet

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Protocol ("VoIP"), and the uncertainty in the economy. These challenges could have a material adverse effect on the financial condition, results of operations and cash flows of TDS Telecom in the future.

Overall equivalent access lines served by TDS Telecom as of December 31, 2008 decreased 2% compared to December 31, 2007. Equivalent access lines are the sum of physical access lines and high-capacity data lines adjusted to estimate the equivalent number of physical access lines in terms of capacity. A physical access line is an individual circuit connecting a customer to a telephone company's central office facilities. Each digital subscriber line ("DSL") is treated as an equivalent access line in addition to a voice line that may operate on the same copper loop.

Operating revenues decreased $35.9 million, or 4.2% to $824.3 million during 2008 from $860.2 million in 2007. The decrease in 2008 was primarily due to a decline in ILEC and CLEC physical access lines, lower rates from bundling promotions and a decrease in network usage by inter-exchange carriers. These decreases were partially offset by an increase in ILEC data customers and revenues.

Operating income increased to $142.2 million during 2008 compared to $141.2 million in 2007, as decreased revenues were offset by lower costs. The lower costs in 2008 were primarily due to reduced contributions to certain ILEC national network access pools, various process improvements implemented by TDS Telecom and the continued shift in focus of the CLEC operations toward serving primarily a commercial customer base.

See "Results of Operations—Wireline."

2009 Wireline Estimates

TDS Telecom's estimates of full-year 2009 results are shown below. Such forward-looking statements should not be assumed to be accurate as of any future date. Such estimates represent TDS Telecom's view as of the filing date of TDS' Form 10-K for the year ended December 31, 2008. TDS undertakes no duty to update such information whether as a result of new information, future events or otherwise. There can be no assurance that final results will not differ materially from these estimated results.

	2009 Estimated Results	2008 Actual Results
ILEC and CLEC operations:
Operating revenues	$780 - $820 million	$824.3 million
Operating income	$100 - $130 million	$142.2 million
Depreciation, amortization and accretion expenses	Approx. $160 million	$158.4 million
Capital expenditures	Approx. $130 million	$140.8 million

The above estimates reflect the expectations of TDS Telecom's management considering the current general economic conditions. During this challenging business environment, TDS Telecom will continue to focus on its cost-reduction initiatives through product cost improvement and process efficiencies. TDS Telecom also plans to continue to focus on customer retention programs, including "triple play" bundles involving voice, DSL and satellite TV.

Cash Flows and Investments—TDS and its subsidiaries had cash and cash equivalents totaling $777.3 million, borrowing capacity under their revolving credit facilities of $1,296.3 million, and additional bank lines of credit of $25.0 million as of December 31, 2008. Also, during 2008, TDS and its subsidiaries generated $848.9 million of cash flows from operating activities. Management believes that cash on hand, expected future cash flows from operating activities and sources of external financing provide financial flexibility and are sufficient to permit TDS and its subsidiaries to finance their contractual obligations and anticipated capital and operating expenditures for the foreseeable future.

See "Financial Resources" and "Liquidity and Capital Resources" for additional information related to cash flows and investments, including the impacts of recent economic events.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS—CONSOLIDATED

December 31,	2008	Increase/ (Decrease)	Percentage Change	2007	Increase/ (Decrease)	Percentage Change	2006
	(Dollars in thousands)
Operating revenues
U.S. Cellular	$4,243,185	$296,921	7.5%	$3,946,264	$473,109	13.6%	$3,473,155
TDS Telecom	824,282	(35,929)	(4.2)%	860,211	(15,707)	(1.8)%	875,918
All other(1)	24,552	2,043	9.1%	22,509	7,064	45.7%	15,445

Total operating revenues	5,092,019	263,035	5.4%	4,828,984	464,466	10.6%	4,364,518
Operating expenses
U.S. Cellular	4,215,475	665,410	18.7%	3,550,065	366,806	11.5%	3,183,259
TDS Telecom	682,038	(36,971)	(5.1)%	719,009	(28,053)	(3.8)%	747,062
All other(1)	66,352	34,340	N/M	32,012	10,592	49.4%	21,420

Total operating expenses	4,963,865	662,779	15.4%	4,301,086	349,345	8.8%	3,951,741
Operating income (loss)
U.S. Cellular	27,710	(368,489)	(93.0)%	396,199	106,303	36.7%	289,896
TDS Telecom	142,244	1,042	0.7%	141,202	12,346	9.6%	128,856
All other(1)	(41,800)	(32,297)	N/M	(9,503)	(3,528)	(59.0)%	(5,975)

Total operating income	128,154	(399,744)	(75.7)%	527,898	115,121	27.9%	412,777
Investment and other income (expense)
Equity in earnings of unconsolidated entities	89,812	(2,019)	(2.2)%	91,831	(3,339)	(3.5)%	95,170
Interest and dividend income	39,131	(160,304)	(80.4)%	199,435	4,791	2.5%	194,644
Interest expense	(137,899)	70,837	33.9%	(208,736)	25,807	11.0%	(234,543)
Gain (loss) on investments and financial instruments	31,595	(49,828)	(61.2)%	81,423	219,102	N/M	(137,679)
Other, net	2,213	8,614	N/M	(6,401)	630	9.0%	(7,031)

Total investment and other income (expense)	24,852	(132,700)	(84.2)%	157,552	246,991	N/M	(89,439)

Income before income taxes, minority interest, and extraordinary item	153,006	(532,444)	(77.7)%	685,450	362,112	N/M	323,338
Income tax expense	30,093	(238,961)	(88.8)%	269,054	152,595	N/M	116,459

Income before minority interest and extraordinary item	122,913	(293,483)	(70.5)%	416,396	209,517	N/M	206,879
Minority share of income, net of tax	(29,372)	43,739	59.8%	(73,111)	(27,991)	(62.0)%	(45,120)

Income before extraordinary item	93,541	(249,744)	(72.8)%	343,285	181,526	N/M	161,759
Extraordinary item, net of taxes	—	(42,827)	N/M	42,827	42,827	N/M	—

Net income	93,541	(292,571)	(75.8)%	386,112	224,353	N/M	161,759
Preferred dividend requirement	(52)	—	N/M	(52)	113	68.5%	(165)

Net income available to common	$93,489	$(292,571)	(75.8)%	$386,060	$224,466	N/M	$161,594

Basic earnings per share	$0.81	$(2.47)	(75.3)%	$3.28	$1.89	N/M	$1.39
Diluted earnings per share	$0.80	$(2.42)	(75.2)%	$3.22	$1.85	N/M	$1.37

(1)
Consists of Suttle-Straus printing and distribution operations, corporate operations and intercompany eliminations. This also includes the loss on impairment on licenses that are recorded at the TDS consolidated level related to U.S. Cellular. TDS has recorded amounts as licenses as a result of accounting for U.S. Cellular's purchases of U.S. Cellular Common Shares as step acquisitions using purchase accounting.

N/M—Percentage change not meaningful

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Revenues

U.S. Cellular revenue growth reflects average wireless customer growth of 3% and growth in average monthly service revenue per wireless customer of 4% in 2008. The decline in TDS Telecom revenue primarily reflects the decline in physical access lines and network usage.

Operating Expenses

The increase at U.S. Cellular primarily reflects costs associated with acquiring customers and serving and retaining its expanding customer base. The reduction in TDS Telecom expenses was primarily due to reduced contributions to certain ILEC national network access pools, various process improvements implemented by TDS Telecom and the continued shift in focus of the CLEC operations toward serving primarily a commercial customer base.

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents TDS' share of net income from markets in which it has a minority interest and that are accounted for by the equity method. TDS follows the equity method of accounting for unconsolidated entities over which it has the ability to exercise significant influence, generally entities in which its ownership interest is less than or equal to 50% but equals or exceeds 20% for corporations and 3% for partnerships and limited liability companies.

TDS' investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $66.1 million, $71.2 million and $62.3 million to Equity in earnings from unconsolidated entities in 2008, 2007 and 2006, respectively.

Interest and dividend income

Interest income decreased $42.2 million in 2008 from 2007 primarily due to a lower interest rate earned on cash balances in 2008. The weighted average return on cash investments declined from 4.33% in 2007 to 1.20% in 2008 due to both a decline in short-term interest rates and a change in the composition of TDS' cash investments. TDS invested substantially all of its cash balances in prime money market funds from January 2006 through August 2007 and in money market funds that invest exclusively in short-term U.S. Treasury securities thereafter. Interest income increased $7.5 million in 2007 from 2006 primarily due to higher average investment balances in 2007.

Dividend income decreased by $118.1 million in 2008 from 2007 primarily due to a $117.6 million decrease in dividends from Deutsche Telekom Ordinary Shares. The decrease was due to the disposal of a substantial majority of these shares prior to the record date for the 2008 dividend in May 2008. Dividend income declined by $2.7 million in 2007 compared to 2006 as an $8.2 million increase in the dividend paid by Deutsche Telekom in 2007 was more than offset by a $12.4 million reduction in 2007 dividends from Vodafone American Depository Receipts ("ADRs") which were disposed of in 2007.

Interest expense

The decrease in interest expense in 2008 was primarily due to a $65.5 million decrease in interest incurred on variable prepaid forward contracts due to the settlement of variable prepaid forward contracts with an aggregate principal amount of $1,754.1 million in 2007 and 2008. The decrease in interest expense in 2007 compared to 2006 was primarily due to a $13.9 million decrease in interest incurred on variable prepaid forward contracts related to the settlement of variable prepaid forward contracts during 2007; an $8.2 million decrease in interest related to TDS' 7.0% senior notes that were paid off in the third quarter of 2006 and a $3.4 million decrease in interest related to U.S. Cellular's revolving credit facility.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest expense is summarized by related debt instrument in the following table:

Year Ended December 31,	2008	2007	2006
	(Dollars in thousands)
Forward contracts	$12,028	$77,543	$91,473
U.S. Cellular 6.7% senior notes	37,085	37,084	37,080
U.S. Cellular 7.5% senior notes	25,113	25,113	25,113
U.S. Cellular 8.75% senior notes	11,383	11,380	11,383
TDS 7.6% notes	38,414	38,414	38,414
TDS 6.625% notes	7,798	7,798	7,798
TDS 7.0% notes	—	—	8,206
TDS medium-term notes	—	—	938
U.S. Cellular revolving credit facility	3,061	4,967	8,337
TDS revolving credit facility	1,695	2,765	1,404
Other	1,322	3,672	4,397

Total interest expense	$137,899	$208,736	$234,543

Gain (loss) on investments and financial instruments

In 2008, this amount primarily consists of a $31.7 million gain realized upon the disposition of Rural Cellular Corporation Common Shares.

In 2007, this amount includes an aggregate net gain of $75.1 million related to investments in Vodafone American Depository Receipts, VeriSign Common Shares and Deutsche Telekom Ordinary Shares, and the collar portions of the variable prepaid forward contracts related to such investments. This net gain includes gains and losses on the disposition of investments in Vodafone, VeriSign and Deutsche Telekom, and the settlement of the collar portions of the variable prepaid forward contracts related to the Vodafone and Deutsche Telekom investments. This amount also includes gains and losses from changes in the fair value of the collar portions of the variable prepaid forward contracts related to the Vodafone, VeriSign and Deutsche Telekom investments. Also included in 2007 is a $6.3 million additional gain from the sale of U.S. Cellular's interest in Midwest Wireless Communications, LLC ("Midwest Wireless").

The loss in 2006 was primarily due to the collar portions of the variable prepaid forward contracts related to the Vodafone, VeriSign and Deutsche Telekom investments. Changes in the fair value of such collars resulted in a loss of $304.6 million. This loss was partially offset by a $90.3 million gain at TDS Telecom from its remittance of Rural Telephone Bank ("RTB") shares, and a $70.4 million gain from the sale of U.S. Cellular's interest in Midwest Wireless.

See Note 2—Fair Value Measurements in the Notes to Consolidated Financial Statements, for more information on the details of gains and losses on investments and financial instruments.

Other, net

Borrowing costs on the variable prepaid forward contracts decreased $5.7 million in 2008 compared to 2007 due to the settlements of variable prepaid forward contracts in 2008 and 2007.

Income tax expense

The effective tax rate on Income before income taxes, minority interest and extraordinary item ("pre-tax income") was 19.7%, 39.3% and 36.0% for 2008, 2007 and 2006, respectively.

The 2008 income tax expense includes a tax benefit of $159.8 million related to the $414.4 million loss on impairment of intangible assets. As a result of this impairment loss, the dollar amount of TDS' pre-tax income and income taxes calculated at the statutory rate was substantially reduced, which magnifies the

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

dollar amount of other tax items in percentage terms. The 2008 state income tax amount includes a $15.6 million benefit from the loss on impairment of intangible assets, a $19.7 million benefit recorded upon the final disposition of the Deutsche Telekom shares, a $7.4 million benefit from a change in filing positions in certain states and a $6.4 million expense related to uncertain tax positions. Compared to 2007, the state tax rate also benefitted due to an increase of $6.1 million in deferred tax valuation allowances in 2007 resulting from the restructuring of certain legal entities for tax purposes that did not occur in 2008. Compared to 2007, the overall tax rate also benefitted due to a $4.6 million one-time write-off in 2007 of deferred tax assets for certain partnerships (which is reflected in minority share of income not included in the consolidated tax return), $11.4 million lower foreign taxes as a result of fewer dividends received from Deutsche Telekom and the resolution of other prior period tax issues.

The 2007 tax rate was higher than the 2006 tax rate due to the increase in deferred tax valuation allowances and the write-off of deferred tax assets noted above. In addition, the 2007 state tax rate was higher than 2006 due to the favorable resolution of certain state audits in 2006.

Minority share of income

Minority share of income includes the minority public shareholders' share of U.S. Cellular's net income, the minority shareholders' or partners' share of certain U.S. Cellular subsidiaries' net income or loss and other TDS minority interests.

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Minority Share of Income
U.S. Cellular
Minority Public Shareholders'	$(6,629)	$(60,600)	$(33,996)
Minority Shareholders' or Partners'	(22,743)	(12,398)	(10,891)

	(29,372)	(72,998)	(44,887)
Other	—	(113)	(233)

	$(29,372)	$(73,111)	$(45,120)

Extraordinary Item

The extraordinary item was attributable to TDS Telecom's discontinuance of the application of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, in the third quarter of 2007. See Note 4—Extraordinary Item in the Notes to Consolidated Financial Statements for more information.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS—WIRELESS

TDS provides wireless telephone service through U.S. Cellular, an 81%-owned subsidiary. U.S. Cellular owns, manages and invests in wireless markets throughout the United States.

Following is a table of summarized operating data for U.S. Cellular's consolidated operations.

As of December 31,(1)	2008	2007	2006
Total market population of consolidated operating markets(2)	46,009,000	44,955,000	44,043,000
Customers(3)	6,196,000	6,102,000	5,815,000
Market penetration(2)	13.5%	13.6%	13.2%
Total full-time equivalent employees	8,470	7,837	7,608
Cell sites in service	6,877	6,383	5,925
For the Year Ended December 31,(4)	2008	2007	2006
Net customer additions(5)	91,000	281,000	310,000
Net retail customer additions(5)	149,000	333,000	297,000
Average monthly service revenue per customer(6)	$53.23	$51.17	$47.23
Postpay churn rate(7)	1.5%	1.4%	1.6%

(1)
Amounts include results for U.S. Cellular's consolidated operating markets as of December 31.

(2)
Calculated using 2007, 2006 and 2005 Claritas population estimates for 2008, 2007 and 2006, respectively. "Total market population of consolidated operating markets" is used only for the purposes of calculating market penetration of consolidated operating markets, which is calculated by dividing customers by the total market population (without duplication of population in overlapping markets).

The total market population and penetration measures for consolidated operating markets apply to markets in which U.S. Cellular provides wireless service to customers. For comparison purposes, total market population and penetration related to all consolidated markets in which U.S. Cellular owns an interest were 83,014,000 and 7.5%, 82,371,000 and 7.4%, and 55,543,000 and 10.5% as of December 31, 2008, 2007 and 2006, respectively.

As a result of exchange transactions with AT&T that closed in August 2003, U.S. Cellular obtained rights to acquire majority interests in additional licenses, some of which have been previously acquired and are reflected in the total market population of consolidated markets. During 2008, U.S. Cellular exercised its rights to acquire all but one of the remaining licenses pursuant to this exchange agreement. The licenses that were exercised but not yet acquired as of December 31, 2008 will increase total market population of consolidated markets by 1,555,000 to 84,569,000. The exercise of these rights did not require U.S. Cellular to provide any additional consideration to AT&T, other than consideration already provided in conjunction with the August 2003 exchange transaction. Therefore, exercise of these rights did not cause a change in U.S. Cellular's Licenses balance in 2008. U.S. Cellular continues to have a right that does not have a stated expiration date to acquire a majority interest in one license under the exchange agreement.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(3)
U.S. Cellular's customer base consists of the following types of customers:

	2008	2007	2006
Customers on postpay service plans in which the end user is a customer of U.S. Cellular ("postpay customers")	5,420,000	5,269,000	4,912,000
Customers on prepay service plans in which the end user is a customer of U.S. Cellular ("prepay customers")	287,000	295,000	313,000
End user customers acquired through U.S. Cellular's agreements with third parties ("reseller customers")	489,000	538,000	590,000

Total customers	6,196,000	6,102,000	5,815,000

(4)
Amounts include results for U.S. Cellular's consolidated operating markets for the period January 1 through December 31; operating markets acquired during a particular period are included as of the acquisition date.

(5)
"Net customer additions" represents the number of net customers added to U.S. Cellular's overall customer base through all of its marketing distribution channels, excluding any customers transferred through acquisitions, divestitures or exchanges. "Net retail customer additions" represents the number of net customers added to U.S. Cellular's customer base through its marketing distribution channels, excluding net reseller customers added to its reseller customer base and excluding any customers transferred through acquisitions, divestitures or exchanges.

(6)
Management uses this measurement to assess the amount of service revenue that U.S. Cellular generates each month on a per customer basis. Variances in this measurement are monitored and compared to variances in expenses on a per customer basis. Average monthly service revenue per customer is calculated as follows:

	2008	2007	2006
Service revenues per Consolidated Statement of Operations (000s)	$3,940,326	$3,679,237	$3,214,410
Divided by average customers during period (000s)*	6,169	5,992	5,671
Divided by number of months in each period	12	12	12

Average monthly service revenue per customer	$53.23	$51.17	$47.23

  *
  "Average customers during period" is calculated by adding the number of total customers at the beginning of the first month of the period and at the end of each month in the period and dividing by the number of months in the period plus one. Acquired and divested customers are included in the calculation on a prorated basis for the amount of time U.S. Cellular included such customers during each period.

(7)
Postpay churn rate represents the percentage of the postpay customer base that disconnects service each month.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Operating Income

Year Ended December 31,	2008	Increase/ (Decrease)	Percentage Change	2007	Increase/ (Decrease)	Percentage Change	2006
Retail service	$3,445,762	$191,800	5.9%	$3,253,962	$372,116	12.9%	$2,881,846
Inbound roaming	329,196	35,430	12.1%	293,766	60,889	26.1%	232,877
Other	165,368	33,859	25.7%	131,509	31,822	31.9%	99,687

Service revenues	3,940,326	261,089	7.1%	3,679,237	464,827	14.5%	3,214,410
Equipment sales	302,859	35,832	13.4%	267,027	8,282	3.2%	258,745

Total operating revenues	4,243,185	296,921	7.5%	3,946,264	473,109	13.6%	3,473,155
System operations
(excluding Depreciation, amortization and accretion reported below)	784,057	66,982	9.3%	717,075	77,392	12.1%	639,683
Cost of equipment sold	743,406	106,108	16.6%	637,298	68,395	12.0%	568,903
Selling, general and administrative	1,701,050	142,483	9.1%	1,558,567	159,006	11.4%	1,399,561
Depreciation, amortization and accretion	576,931	(1,255)	(0.2)%	578,186	22,661	4.1%	555,525
Loss on impairment of intangible assets	386,653	361,730	N/M	24,923	24,923	N/M	—
Loss on asset disposals, net	23,378	(10,638)	(31.3)%	34,016	14,429	73.7%	19,587

Total operating expenses	4,215,475	665,410	18.7%	3,550,065	366,806	11.5%	3,183,259

Operating income	$27,710	$(368,489)	(93.0)%	$396,199	$106,303	36.7%	$289,896

N/M—Percentage change not meaningful

Operating Revenues

Service revenues

Service revenues consist primarily of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value-added services, including data products and services and long distance, provided to U.S. Cellular's retail customers and to end users through third-party resellers ("retail service"); (ii) charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming, including long-distance roaming ("inbound roaming"); and (iii) amounts received from the Federal Universal Service Fund ("USF").

The increase in Service revenues was due to the growth in the average customer base, which increased 3% to 6.2 million in 2008 following an increase of 5% to 6.0 million in 2007 and higher monthly service revenue per customer. Monthly service revenue per customer averaged $53.23 in 2008, $51.17 in 2007 and $47.23 in 2006.

Retail service revenues

The increases in Retail service revenues in 2008 and 2007 were due primarily to growth in U.S. Cellular's average customer base and an increase in average monthly retail service revenue per customer.

The increase in the average number of customers each year was driven primarily by the net retail customer additions that U.S. Cellular generated from its marketing distribution channels. The average number of customers also was affected by the timing of acquisitions, divestitures and exchanges.

U.S. Cellular anticipates that its customer base will increase during 2009 as a result of its continuing focus on customer satisfaction, attractively priced service plans, a broader line of handsets and other products, and improvements in distribution. U.S. Cellular believes growth in its revenues will be primarily from capturing wireless users switching from other wireless carriers, selling additional products to its existing customers and increasing the number of multi-device users among its existing customers, rather than by adding users that are new to wireless service. However, the level of growth in the customer base for 2009 will depend upon U.S. Cellular's ability to attract new customers and retain existing customers in a highly and increasingly competitive marketplace. The rate of growth in U.S. Cellular's total customer

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

base has slowed over time, as U.S. Cellular's total customers increased 5% from 2006 to 2007 and 2% from 2007 to 2008. See "Overview—2009 Estimates" for U.S. Cellular's estimate of net retail customer additions for 2009.

Average monthly retail service revenue per customer increased 3% to $46.55 in 2008 from $45.25 in 2007, and increased 7% in 2007 from $42.35 in 2006. The increase in average monthly retail service revenue was driven primarily by growth in revenues from data products and services.

Monthly retail voice minutes of use per customer averaged 695 in 2008, 676 in 2007 and 590 in 2006. The increases in both years were driven primarily by U.S. Cellular's focus on designing sales incentive programs and customer billing rate plans to stimulate overall usage. The impact on retail service revenues of the increase in average monthly minutes of use was offset by a decrease in average revenue per minute of use. The decrease in average revenue per minute of use reflects the impact of increasing competition, which has led to the inclusion of an increasing number of minutes in package pricing plans and the inclusion of features such as unlimited inbound calling, which U.S. Cellular had made a differentiating factor in its current calling plans, as well as unlimited night and weekend minutes and unlimited mobile-to-mobile minutes in certain pricing plans. U.S. Cellular anticipates that its average revenue per minute of use may continue to decline in the future, reflecting increased competition and continued penetration of the consumer market.

Revenues from data products and services grew significantly year-over-year totaling $511.7 million in 2008, $367.9 million in 2007 and $217.4 million in 2006 and represented 13% of total service revenues in 2008 compared to 10% and 7% of total service revenues in 2007 and 2006, respectively. Such growth, which positively impacted average monthly retail service revenue per customer, reflected customers' continued and increasing acceptance and usage of U.S. Cellular's text messaging and picture messaging services, easyedgeSM service and applications, and Smartphone handsets and services.

Inbound roaming revenues

In both years, the increase in Inbound roaming revenues was related primarily to higher usage for both voice and data products and services, partially offset by a decline in rates per minute or kilobyte of use with key roaming partners. The increase in inbound usage was driven primarily by the overall growth in the number of customers and higher usage per customer throughout the wireless industry, including usage related to both voice and data products and services, which led to an increase in inbound traffic from other wireless carriers.

A significant portion of Inbound roaming revenues is derived from Verizon Wireless ("Verizon") and Alltel Corporation ("Alltel"). In January 2009, Verizon acquired Alltel. As a result of this transaction, the network footprints of Verizon and Alltel were combined. This is expected to result in a significant decrease in inbound roaming revenues for U.S. Cellular, because the combined Verizon and Alltel entity is expected to significantly reduce its use of U.S. Cellular's network in certain coverage areas that are currently used by Verizon and Alltel as separate entities. U.S. Cellular anticipates that such a decline would more than offset the positive impact of the trends of increasing minutes of use and increasing data usage described in the preceding paragraph. Additional changes in the network footprints of other carriers also could have an adverse effect on U.S. Cellular's inbound roaming revenues. For example, consolidation among other carriers which have network footprints that currently overlap U.S. Cellular's network could further decrease the amount of inbound roaming revenues for U.S. Cellular. U.S. Cellular also anticipates that its roaming revenue per minute or kilobyte of use could decline over time due to the renegotiation of existing contracts as a result of the aforementioned further industry consolidation. The foregoing could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

Other revenues

The increases in Other revenues in 2008 and 2007 were due primarily to increases in amounts that were received from the USF for states in which U.S. Cellular has been designated as an ETC. In 2008, 2007

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

and 2006, U.S. Cellular was eligible to receive ETC funds in sixteen, nine and seven states, respectively. ETC revenues recorded in 2008, 2007 and 2006 were $127.5 million, $98.0 million and $67.9 million, respectively. As described in U.S. Cellular's Form 10-K, Item 1. Business Description, under the heading of "Regulation, Pending Proceedings—Universal Service," ETC revenues may decline significantly in future periods.

Equipment sales revenues

Equipment sales revenues include revenues from sales of handsets and related accessories to both new and existing customers, as well as revenues from sales of handsets and accessories to agents. All equipment sales revenues are recorded net of anticipated rebates.

U.S. Cellular strives to offer a competitive line of quality handsets to both new and existing customers. U.S. Cellular's customer retention efforts include offering new handsets at discounted prices to existing customers as the expiration date of the customer's service contract approaches. U.S. Cellular also continues to sell handsets to agents; this practice enables U.S. Cellular to provide better control over the quality of handsets sold to its customers, establish roaming preferences and earn quantity discounts from handset manufacturers which are passed along to agents. U.S. Cellular anticipates that it will continue to sell handsets to agents in the future.

The increase in 2008 Equipment sales revenues was driven by an increase of 10% in average revenue per handset sold, primarily reflecting the sale of more expensive handsets with expanded capabilities. Average revenue per handset sold was flat in 2007 compared to 2006. The increase in 2007 Equipment sales revenues was due primarily to an increase of 3% in the number of handsets sold.

Operating Expenses

System operations expenses (excluding Depreciation, amortization, and accretion)

System operations expenses (excluding Depreciation, amortization, and accretion) include charges from wireline telecommunications service providers for U.S. Cellular's customers' use of their facilities, costs related to local interconnection to the wireline network, charges for maintenance of U.S. Cellular's network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers. Key components of the overall increases in system operations expenses were as follows:

•
Expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming increased $28.0 million, or 17%, in 2008 and $29.6 million, or 22%, in 2007. The increases were due to an increase in roaming minutes of use driven by customer migration to national and wide area plans.

•
Maintenance, utility and cell site expenses increased $24.6 million, or 9%, in 2008 and $27.5 million, or 11% in 2007, primarily driven by increases in the number of cell sites within U.S. Cellular's network and rent expense per cell site. The number of cell sites totaled 6,877 in 2008, 6,383 in 2007 and 5,925 in 2006, as U.S. Cellular continued to grow by expanding and enhancing coverage in its existing markets and also through acquisitions of existing wireless operations. The increase in 2008 also was due to an increase in software maintenance costs to support rapidly growing data needs.

•
The cost of network usage on U.S. Cellular's systems increased $14.4 million, or 5%, in 2008 and $20.3 million, or 8%, in 2007, as voice and data usage on U.S. Cellular's systems increased driven primarily by continued migration to voice plans with a larger number of packaged minutes, text messaging plans, and other data offerings. In addition, data network and developer costs increased due to the increase in data usage.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

U.S. Cellular expects total system operations expenses to increase in the foreseeable future, driven by the following factors:

•
Increases in the number of cell sites and other network facilities within U.S. Cellular's systems as it continues to add capacity and enhance quality;

•
Continued expansion of EVDO services to additional markets; and

•
Increases in voice minutes of use and data usage, both on U.S. Cellular's network and by U.S. Cellular's customers on other carriers' networks when roaming.

These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage both on U.S. Cellular's network and on other carriers' networks.

Cost of equipment sold

Cost of equipment sold increased in 2008 and 2007 primarily from increases in the average cost per handset sold as a result of sales of more expensive handsets with expanded capabilities; such increases were 13% and 9% in 2008 and 2007, respectively. U.S. Cellular believes that the expanded capabilities will drive increases in data revenues.

U.S. Cellular expects loss on equipment, defined as equipment sales revenues less cost of equipment sold, to increase in the foreseeable future as wireless carriers continue to use handset availability and pricing as a means of competitive differentiation. New handsets with expanded capabilities, particularly Smartphones, generally have higher purchase costs for carriers which, due to competitive market conditions, generally cannot be recovered through proportionately higher selling prices to customers.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries, commissions and expenses of field sales and retail personnel and facilities; telesales department salaries and expenses; agent commissions and related expenses; corporate marketing and merchandise management; advertising; and public relations expenses. Selling, general and administrative expenses also include bad debts expense, the costs of operating U.S. Cellular's customer care centers and the majority of U.S. Cellular's corporate expenses.

The increases in Selling, general and administrative expenses in 2008 and 2007 were due primarily to higher expenses associated with acquiring, serving and retaining customers, driven in part by an increase in U.S. Cellular's customer base in both years and increased regulatory charges and taxes. Key components of the increases in Selling, general and administrative expenses were as follows:

2008—

•
General and administrative expenses increased $63.3 million, or 8%, due to increases in expenses related to the operations of U.S. Cellular's regional support offices; increases related to bad debts expense (reflecting both higher revenues and higher bad debt as a percent of revenues); and increases in USF contributions and other regulatory fees and taxes (most of the expenses related to USF contributions are offset by increases in retail service revenues for amounts passed through to customers). Partially offsetting these expenses were decreases in consulting and outsourcing expenses and billing expenses.

•
Advertising expenses increased $47.3 million, or 21%, primarily due to an increase in media purchases, including expenditures related to the launch in June 2008 of a new branding campaign, Believe in Something Better™.

•
Other selling and marketing expenses increased $31.9 million, or 6%, reflecting more retail sales associates, higher retail facilities expenses and higher commissions due to a greater number of retail sales and renewal transactions.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2007—

•
General and administrative expenses increased $82.1 million, or 11%, as a result of increases in expenses related to USF contributions and other regulatory fees and taxes as a result of an increase in the contribution rate and an increase in service revenues; and consulting and outsourcing costs as U.S. Cellular increased its use of third parties to perform certain functions and participate in certain projects.

•
Other selling and marketing expenses increased $56.5 million, or 12%, reflecting an increase in expenses related to compensation of agents and sales employees to support growth in customers and revenues in recently acquired and existing markets.

•
Advertising expenses increased $20.4 million, or 10%, due primarily to an increase in media purchases.

Loss on impairment of intangible assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), U.S. Cellular performed the required annual impairment tests of its licenses and goodwill in the second quarter of 2008, 2007 and 2006. As a result of these annual impairment tests, U.S. Cellular recognized an impairment of licenses of $2.1 million in the second quarter of 2007. No other impairments to licenses or goodwill were recorded as a result of these annual impairment assessments.

U.S. Cellular recognized losses on impairment of intangible assets of $386.7 million and $24.9 million in 2008 and 2007, respectively. These impairment losses were related primarily to licenses. The loss in 2008 is attributable to further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, which has led to the use of a higher discount rate when projecting future cash flows and lower than previously projected earnings in the wireless industry. Loss on impairment of intangible assets, net of the related income tax and minority interest, reduced U.S. Cellular's net income and diluted earnings per share by $236.3 million and $2.69, respectively in 2008.

See Note 7—Licenses and Goodwill in the Notes to Consolidated Financial Statements for more details on the 2008 impairment of licenses.

In 2007, an impairment loss of $20.8 million was recognized in conjunction with the exchange of personal communication service license spectrum with Sprint Nextel.

Loss on asset disposals, net

These amounts represent charges related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, Loss on asset disposals, net included a charge of $14.6 million in 2007 to reflect the results of the physical inventory and related valuation and reconciliation.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS—WIRELINE

TDS operates its wireline operations through TDS Telecom, a wholly owned subsidiary. The following table summarizes operating data for TDS Telecom's ILEC and CLEC operations:

As of December 31,	2008	2007	2006
ILEC
Equivalent access lines(1)	776,700	762,700	757,300
Physical access lines(2)	566,200	585,600	616,500
Digital subscriber line (DSL) accounts	178,000	143,500	105,100
Dial-up Internet service accounts	36,900	56,300	77,100
Long-distance customers	347,000	345,200	340,000
CLEC
Equivalent access lines(3)	393,000	435,000	456,200
Digital subscriber line (DSL) accounts	40,100	43,300	42,100
Dial-up Internet service accounts	4,800	7,600	10,200
Full-time equivalent TDS Telecom employees	2,703	2,703	2,940

(1)
In 2008 TDS Telecom acquired 18,400 equivalent access lines in three ILEC acquisitions.

(2)
In 2008 TDS Telecom acquired 14,600 physical access lines in three ILEC acquisitions.

(3)
The decline in 2008 and 2007 is the result of a shift in focus from residential to commercial customers.

TDS Telecom

Components of Operating Income

Year Ended December 31,	2008	Increase/ (Decrease)	Percentage Change	2007	Increase/ (Decrease)	Percentage Change	2006
	(Dollars in thousands)
Operating revenues
ILEC revenues	$611,034	$(18,949)	(3.0)%	$629,983	$(15,542)	(2.4)%	$645,525
CLEC revenues	220,002	(16,527)	(7.0)%	236,529	725	0.3%	235,804
Intra-company elimination	(6,754)	(453)	(7.2)%	(6,301)	(890)	(16.4)%	(5,411)

TDS Telecom operating revenues	824,282	(35,929)	(4.2)%	860,211	(15,707)	(1.8)%	875,918
Operating expenses
ILEC expenses	486,473	(16,120)	(3.2)%	502,593	(12,938)	(2.5)%	515,531
CLEC expenses	202,319	(20,398)	(9.2)%	222,717	(14,225)	(6.0)%	236,942
Intra-company elimination	(6,754)	(453)	(7.2)%	(6,301)	(890)	(16.4)%	(5,411)

TDS Telecom operating expenses	682,038	(36,971)	(5.1)%	719,009	(28,053)	(3.8)%	747,062

TDS Telecom operating income	$142,244	$1,042	0.7%	$141,202	$12,346	9.6%	$128,856

Operating revenues

Operating revenues decreased in 2008 and 2007 primarily due to a decline in ILEC and CLEC physical access lines, lower rates resulting from bundling of services and a decrease in network usage by inter-exchange carriers. These decreases were partially offset by the increase in ILEC data customers and revenues.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating expenses

Operating expenses decreased in 2008 and 2007 primarily due to reduced contributions to certain ILEC national network access pools, various process improvements implemented by TDS Telecom and a continued shift in focus of the CLEC operations towards serving primarily a commercial subscriber base.

ILEC Operations

Components of Operating Income

Year Ended December 31,	2008	Increase/ (Decrease)	Percentage Change	2007	Increase/ (Decrease)	Percentage Change	2006
	(Dollars in thousands)
Operating revenues
Voice revenues	$203,372	$(15,516)	(7.1)%	$218,888	$(10,123)	(4.4)%	$229,011
Data revenues	90,059	17,041	23.3%	73,018	12,010	19.7%	61,008
Network access revenues	278,484	(22,803)	(7.6)%	301,287	(15,454)	(4.9)%	316,741
Miscellaneous revenues	39,119	2,329	6.3%	36,790	(1,975)	(5.1)%	38,765

Total operating revenues	611,034	(18,949)	(3.0)%	629,983	(15,542)	(2.4)%	645,525
Operating expenses
Cost of services and products (excluding depreciation, amortization and accretion reported below)	184,285	(9,476)	(4.9)%	193,761	1,829	1.0%	191,932
Selling, general and administrative expenses	166,787	(8,605)	(4.9)%	175,392	(12,837)	(6.8)%	188,229
Depreciation, amortization and accretion	134,935	1,495	1.1%	133,440	(1,930)	(1.4)%	135,370
Loss on asset disposals, net	466	466	N/M	—	—	N/M	—

Total operating expenses	486,473	(16,120)	(3.2)%	502,593	(12,938)	(2.5)%	515,531

Total operating income	$124,561	$(2,829)	(2.2)%	$127,390	$(2,604)	(2.0)%	$129,994

N/M—Percentage change not meaningful

Operating Revenues

Prior-year operating revenue amounts have been reclassified to conform to the 2008 presentation. Total operating revenue amounts were not impacted.

Voice revenues (charges for the provision of local telephone exchange service and reselling long-distance service).

The decrease in 2008 as compared to 2007 was primarily driven by a 5% decline in the average physical access lines served during the year, which negatively impacted local service revenues by $9.1 million. The decrease in 2007 as compared to 2006 was primarily driven by a 4% decline in the average physical access lines served during the year, which negatively impacted revenues by $7.4 million. Second line disconnections accounted for 28% of the physical access line decline in 2008 and 19% in 2007 and in both years were significantly influenced by subscribers converting to digital subscriber line ("DSL") service. In 2007, the average number of long-distance subscribers increased 4% resulting in an increase of $1.9 million in revenues. Additionally, local service and long-distance revenues decreased $5.8 million and $3.7 million in 2008 and 2007, respectively, due to rate decreases primarily due to an increase in bundled offerings, which encourages customers to bundle products such as local service, long-distance, advanced calling features and voice messaging services at a reduced price.

As discussed in Note 4—Extraordinary Item in the Notes to Consolidated Financial Statements, TDS Telecom's ILEC operations discontinued the application of SFAS 71 at the end of the third quarter of 2007. The discontinuance of SFAS 71 further decreased voice revenues by $1.9 million in 2008 as compared to 2007 and $0.9 million in 2007 as compared to 2006. Under SFAS 71, telecommunications companies were required to recognize activation fees as revenue when a subscriber connected to

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

TDS Telecom's local network. Upon discontinuance of SFAS 71, activation fees are required to be deferred over the estimated life of the subscriber.

Acquisitions of three telephone companies during 2008 added $1.3 million to voice revenues in 2008.

Data revenues (charges for providing Internet and other data related services).

The growth in data revenues in 2008 and in 2007 was primarily due to the growth in average DSL customers which grew by 27% and 48% in 2008 and 2007, respectively. These additional customers resulted in increased revenues of $14.9 million in 2008 and $20.1 million in 2007. Customers converting to higher DSL speeds increased the average revenue per customer in 2008, increasing revenues by $4.2 million. Revenues declined $6.4 million in 2007 due to competitive price pressure and an increased utilization of bundled discounts. In 2008, new data service offerings generated an additional $2.0 million. These increases were partially offset by decreases in dial-up Internet revenue of $2.5 million and $3.2 million in 2008 and 2007, respectively, primarily related to lower average number of subscribers partially offset by higher rates.

Network access revenues (compensation from other telecommunication carriers for carrying long-distance traffic on TDS Telecom's local telephone network and for local interconnection).

Network access revenues declined $11.3 million in 2008 and $11.2 million in 2007 due to declines in intra-state minutes of use of 17% and 15%, respectively. A reduction in expenses recoverable through the interstate pools, due to TDS Telecom's cost containment initiatives, also reduced access revenues by $3.4 million in 2008 and $1.3 million in 2007. In addition, TDS Telecom ILEC management's election in July of 2007 to exit certain national network access pools resulted in an additional $4.1 million reduction in access revenues in both 2008 and in 2007. The decision to exit these pools correspondingly reduced operating expenses by $7.8 million in 2008 and $5.8 million in 2007, but resulted in a positive impact on operating income of $3.7 million in 2008 and $1.7 million in 2007.

Miscellaneous revenues (charges for leasing, selling, installing and maintaining customer premise equipment, providing billing and collection services, and selling direct broadcast satellite service as well as other miscellaneous services).

The increase in miscellaneous revenues from 2007 to 2008 was primarily due to the discontinuance of the application of SFAS 71 in the third quarter of 2007. Under SFAS 71, telecommunications companies were required for regulatory purposes to report bad debts expense as a reduction of revenues. Upon discontinuance of SFAS 71, bad debts expense is recorded as a Selling, general and administrative expense. In 2007, revenues were reduced by $3.8 million for bad debts expense.

Operating Expenses

Cost of services and products

The reduction in cost of services and products expense in 2008 was primarily due to TDS Telecom's election to exit certain national network access pools in July 2007. As noted above under "Network access revenues," this decision decreased revenues by $4.1 million in 2008, while also reducing contributions to the pool by $7.8 million, resulting in a positive impact on operating income of $3.7 million. Additionally, the discontinuance of the application of SFAS 71 (as noted above) decreased costs by $1.0 million from 2007 to 2008. Under SFAS 71, telecommunications companies were required to recognize expenses associated with customer activation as expenses as incurred. Upon discontinuance of SFAS 71, costs associated with customer activation are required to be deferred and recognized over the estimated life of the subscriber.

Network-related expenses in 2007 increased $2.7 million primarily due to increased payroll. The cost savings noted above from TDS Telecom's election to exit certain national network access pools in July of 2007 ($5.8 million) were largely offset by an increase in circuit related expenses to support the growth in

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

DSL subscribers. Cost of goods sold related to business customer premises equipment and reciprocal compensation expense decreased $1.1 million in 2007.

Selling, general and administrative expenses

The decrease in 2008 was primarily related to a reduction in payroll related costs of $8.2 million as well as other cost reduction efforts of $3.6 million. Partially offsetting these decreases was an increase in bad debt expense of $3.2 million caused by the reclassification of bad debt expense from miscellaneous revenues (where it was shown as a reduction in revenues) to an increase in Selling, general and administrative expense, as a result of the discontinuance of the application of SFAS 71 in the third quarter of 2007, as noted above in "Miscellaneous revenues."

These expenses decreased $7.2 million in 2007 primarily from payroll and cost reduction initiatives implemented by TDS Telecom in 2007 and in 2006.

CLEC Operations

Components of Operating Income

Year Ended December 31,	2008	Increase/ (Decrease)	Percentage Change	2007	Increase/ (Decrease)	Percentage Change	2006
	(Dollars in thousands)
Retail revenues	$203,391	$(11,844)	(5.5)%	$215,235	$1,073	0.5%	$214,162
Wholesale revenues	16,611	(4,683)	(22.0)%	21,294	(348)	(1.6)%	21,642

Total operating revenues	220,002	(16,527)	(7.0)%	236,529	725	0.3%	235,804
Cost of services and products (excluding depreciation, amortization and accretion reported below)	109,457	(7,155)	(6.1)%	116,612	(5,915)	(4.8)%	122,527
Selling, general and administrative expenses	69,040	(13,043)	(15.9)%	82,083	(8,090)	(9.0)%	90,173
Depreciation, amortization and accretion	23,431	(591)	(2.5)%	24,022	(220)	(0.9)%	24,242
Loss on asset disposals, net	391	391	N/M	—	—	N/M	—

Total operating expenses	202,319	(20,398)	(9.2)%	222,717	(14,225)	(6.0)%	236,942

Total operating income	$17,683	$3,871	28.0%	$13,812	$14,950	N/M	$(1,138)

N/M—Percentage change not meaningful

Operating Revenues

Retail revenues (charges to CLEC customers for the provision of direct telecommunication services).

Retail revenues were negatively impacted $15.4 million in 2008 as the average equivalent access lines served declined 8%. For 2008, the average residential equivalent access lines decreased 21%, while commercial equivalent access lines experienced a slight decrease of 1%. The primary cause for the decline in residential equivalent access lines is the CLEC's strategic shift towards serving primarily a commercial subscriber base. Revenues increased $3.5 million in 2008 due to an increase in rates.

The 2007 revenue growth was driven by the increase in the number of commercial customers partially offset by a declining residential customer base. Additionally, the 2007 increase was due to the growth in average revenue per customer resulting from an increased penetration of higher margin commercial products and less discounting on residential products.

Wholesale revenues (charges to other carriers for utilizing TDS Telecom's network infrastructure).

The decline in wholesale revenues in 2008 was primarily driven by a 22% reduction in minutes of use. Wholesale revenues in 2007 remained flat as a 13% decline in minutes of use was offset by a 13% increase in the average revenue per minute attributable to the mix of traffic.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses

Cost of services and products

Cost of services decreased in 2008 by $3.3 million due to a reduction in purchased network services, which was primarily caused by the decline in residential customer base. Settlements with two inter-exchange carriers related to the pricing of certain services also reduced the cost of services in 2008 by $2.4 million. Additionally, lower circuit expenses primarily due to improvements made in the CLEC's network design decreased 2008 expenses by $1.1 million.

The decrease in 2007 was primarily due to a change in the mix of products and customers served by the CLEC, improved pricing received on certain services purchased and a reduction in payroll-related costs.

Selling, general and administrative expenses

The decrease in 2008 was primarily due to cost containment efforts, primarily a reduction in payroll costs, which reduced expenses by $7.9 million in 2008. Also, residential advertising expense decreased $3.1 million as TDS Telecom continues to realign its expenditures to focus mainly on its commercial markets. In addition, a restructuring of commission compensation decreased expenses $2.0 million.

The decrease in 2007 was primarily due to a decrease of $3.6 million in advertising expense formerly targeted at residential customers, a $3.7 million reduction in payroll costs due to a 10% decrease in the number of employees, partially offset by wage increases, and a reduction in bad debt expense of $1.4 million.

INFLATION

Management believes that inflation affects TDS' business to no greater extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

In general, recent accounting pronouncements did not have and are not expected to have a significant effect on TDS' financial condition and results of operations, except that certain recent accounting pronouncements will have a significant effect on how TDS will account for future acquisitions and how TDS will present and disclose minority interests (to be redesignated as non-controlling interests) in 2009 and subsequent years.

See Note 1—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for information on recent accounting pronouncements.

FINANCIAL RESOURCES

TDS operates a capital- and marketing-intensive business. In recent years, TDS has generated cash from its operating activities, received cash proceeds from divestitures, used short-term credit facilities and used long-term debt financing to fund its acquisitions including licenses, construction costs and operating expenses. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions, capital expenditures and other factors. The table below and the following discussion in this Financial Resources section summarize TDS' cash flow activities in 2008, 2007 and 2006.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table provides a summary of TDS' cash flow activities:

Year Ended December 31,	2008	2007	2006
	(Dollars in thousands)
Cash flows from (used in)
Operating activities	$848,892	$941,032	$892,246
Investing activities	(902,752)	(627,855)	(630,740)
Financing activities	(343,277)	(152,056)	(343,972)

Net increase (decrease) in cash and cash equivalents	$(397,137)	$161,121	$(82,466)

Cash Flows from Operating Activities

	2008	2007	2006
	(Dollars in millions)
Operating income other than non-cash items	$1,422.7	$1,441.9	$1,264.0
Non-cash items
Depreciation, amortization and accretion	(750.1)	(748.2)	(717.9)
Bad debt expense	(83.0)	(75.0)	(70.3)
Stock-based compensation expense	(22.7)	(31.9)	(43.4)
Loss on impairment of intangible assets	(414.4)	(24.9)	—
Loss on asset disposals, net	(24.3)	(34.0)	(19.6)

Operating income	$128.2	$527.9	$412.8

TDS management believes the foregoing information provides useful information to investors regarding TDS' financial condition and results of operations because it breaks out and shows the components and impact of cash and non-cash items on cash flows from operating activities.

Cash flows from operating activities in 2008 were $848.9 million, down $92.1 million from 2007. Key changes included the following:

•
A $160.3 million decrease in interest and dividend income offset by a $70.8 million decrease in interest expense. See "Results of Operations—Consolidated" for an explanation of these changes;

•
A $30.9 million decrease in income tax payments. Income tax payments in 2008 and 2007 were $470.0 million and $500.9 million, respectively. The decrease in income tax payments during 2008 was primarily attributable to the timing of the disposition of marketable equity securities and the settlement of variable prepaid forward contracts during 2008 relative to 2007. Such dispositions and settlements resulted in tax gains;

•
A $36.5 million increase in the net cash outflow related to Changes in assets and liabilities from operations other than accrued taxes. Such changes in assets and liabilities required cash of $101.6 million in 2008 and $65.1 million in 2007. The most significant change related to inventory which required $17.1 million in 2008 and provided $16.8 million in 2007. The change was caused by an increase in inventory during 2008 which was attributable to more handsets on hand at U.S. Cellular at December 31, 2008 relative to December 31, 2007, partially as a result of additional retail stores that commenced operations during 2008.

Cash flows from operating activities in 2007 were $941.0 million, up $48.8 million from 2006. Key changes included the following:

•
Operating income adjusted for non-cash items, as shown in the table above, increased by $177.9 million, from $1,264.0 million in 2006 to $1,441.9 million in 2007.

•
Cash distributions from unconsolidated entities increased by $9.2 million;

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

•
Income taxes paid reduced the net cash inflow by $169.6 million in 2007 compared to 2006. Such taxes were $500.9 million and $331.3 million in 2007 and 2006, respectively. The 2007 income taxes were higher primarily due to the 2007 gain on the disposition of Vodafone American Depository Receipts and the settlement of the related forward contracts, and higher 2007 operating income relative to 2006;

•
A $30.0 million decrease in the net cash outflow related to changes in assets and liabilities from operations other than accrued taxes. Such changes in assets and liabilities required cash of $65.1 million in 2007 and $95.1 million in 2006. The change in inventory attributable to a decrease in the number of handsets on hand from December 31, 2006 to December 31, 2007, and an increase in accounts payable, accounted for the majority of this net change.

Cash Flows from Investing Activities

TDS makes substantial investments each year to acquire wireless licenses and properties and to construct, operate and upgrade modern high-quality communications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue-enhancing and cost-reducing upgrades to TDS' networks.

Cash used for property, plant and equipment and system development totaled $734.9 million in 2008, $699.6 million in 2007 and $722.5 million in 2006. The primary purpose of TDS' construction and expansion expenditures is to provide for customer and usage growth, to upgrade service and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services.

•
U.S. Cellular's capital expenditures totaled $585.6 million in 2008, $565.5 million in 2007 and $579.8 million in 2006 representing expenditures to construct cell sites, increase capacity in existing cell sites and switches, upgrade technology including the overlay of EVDO technology in certain markets, develop new and enhance existing office systems, and construct new and remodel existing retail stores.

•
TDS Telecom's capital expenditures for its ILEC operations totaled $120.9 million in 2008, $111.8 million in 2007 and $113.2 million in 2006 representing expenditures to provide for normal growth and to upgrade plant and equipment to provide enhanced services. TDS Telecom's capital expenditures for its CLEC operations totaled $19.8 million in 2008, $16.4 million in 2007 and $17.3 million in 2006 for switching and other network facilities; and

•
Corporate and other capital expenditures totaled $8.6 million in 2008, $5.9 million in 2007 and $12.2 in 2006.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisitions required cash payments of $389.2 million in 2008, $23.8 million in 2007 and $145.7 million in 2006, respectively. TDS' acquisitions included primarily the purchase of interests in wireless and wireline markets, and wireless spectrum. The cash impact of 2008 acquisitions is summarized below.

2008 Acquisitions	Cash Payment(1)
(Dollars in millions)
Auction 73 licenses(2)	$300.5
State Long Distance Company	25.9
Mosinee Telephone Company	15.7
Missouri licenses	19.6
North Carolina RSA 1 Partnership	6.9
West Point Telephone Company	5.7
Maine licenses	5.0
Other	9.9

Total	$389.2

(1)
Cash amounts paid for the acquisitions differ from the purchase price due to cash acquired in the transactions and transaction related expenses incurred, but not yet paid, as of December 31, 2008.

(2)
King Street Wireless L.P., an entity in which a subsidiary of U.S. Cellular is a limited partner with a 90% partnership interest, made these payments. U.S. Cellular loaned these funds to the partnership and the general partner and made direct capital investments to fund the auction payment.

Significant acquisitions in 2007 and 2006 included U.S. Cellular's 2007 purchase of 100% of the membership interests of Iowa 15 Wireless, LLC for approximately $18.3 million in cash and U.S. Cellular's $127.1 million cash payment in 2006 for 17 licenses awarded in FCC Auction 66. Divestitures provided $6.8 million, $4.3 million and $102.3 million in 2008, 2007 and 2006, respectively. TDS received $95.1 million of cash related to the sale of its interest in Midwest Wireless during 2006. See Note 7—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for details of these transactions.

TDS realized cash proceeds of $226.6 million in 2008 from the sale of Deutsche Telekom Ordinary Shares offset by $17.4 million in cash payments to settle the collar portion of certain variable prepaid forward contracts related to such shares. TDS settled these variable prepaid forward contracts through both the delivery of Deutsche Telekom Ordinary Shares and cash. In addition, in 2008, TDS realized cash proceeds of $32.4 million from the disposition of Rural Cellular Corporation ("RCC") Common Shares held by TDS in conjunction with Verizon Wireless' acquisition of RCC.

TDS realized cash proceeds of $92.0 million in 2007 related to the sale of VeriSign Inc. Common Shares, a portion of Deutsche Telekom Ordinary Shares and Vodafone ADRs in conjunction with the settlements of variable prepaid forward contracts related to such shares. TDS settled these variable prepaid forward contracts through the delivery of a substantial majority of the VeriSign, Deutsche Telekom and Vodafone shares subject to such forward contracts, and then sold the remaining shares subject to these same contracts.

See Note 10—Marketable Equity Securities and Variable Prepaid Forward Contracts in the Notes to Consolidated Financial Statements for additional details on 2008 and 2007 marketable equity securities transactions and variable prepaid forward contract settlements.

Cash received from the sale of the Rural Telephone Bank ("RTB") stock accounted for the majority of the "Proceeds from disposition of investments" in 2006. In the past, TDS Telecom obtained financing from RTB. In connection with such financing, TDS Telecom purchased stock in the RTB. TDS Telecom repaid all of its debt to the RTB, but continued to own the RTB stock. In August 2005, the Board of Directors of the RTB approved resolutions to liquidate and dissolve the RTB. In order to effect the dissolution and

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Management's Discussion and Analysis of Financial Condition and Results of Operations

liquidation, shareholders were asked to remit their shares to receive cash compensation for those shares. TDS Telecom remitted its shares and received $101.7 million from the RTB in 2006.

At an extraordinary general meeting held on July 25, 2006, shareholders of Vodafone approved a special distribution of £0.15 per share (£1.50 per ADR) and a share consolidation under which every eight ADRs of Vodafone were consolidated into seven ADRs. As a result of the special distribution, which was paid on August 18, 2006, U.S. Cellular and TDS Telecom received approximately $28.6 million and $7.6 million, respectively, in cash. These proceeds, representing a return of capital for financial statement purposes, were recorded as a reduction in the accounting cost basis of marketable equity securities in 2006.

Cash Flows from Financing Activities

Cash flows from financing activities primarily reflect issuances and repayments on revolving credit facilities, proceeds from issuance of long-term debt, cash used for repayments of long-term debt, repurchases of TDS and U.S. Cellular shares, and cash proceeds from reissuance of Common Shares pursuant to stock-based compensation plans. TDS has used short-term debt to finance acquisitions, to repurchase shares and for other general corporate purposes. Cash flows from operating activities, proceeds from settlements of variable prepaid forward contracts and, from time to time, the sale of non-strategic wireless and other investments have been used to reduce debt.

TDS' payment to settle the debt portion of certain variable prepaid forward contracts related to Deutsche Telekom Ordinary Shares totaled $47.4 million in 2008. TDS did not settle any variable prepaid forward contracts by payment of cash in 2007 and 2006.

On August 1, 2006, TDS repaid $200.0 million plus accrued interest on its 7% unsecured senior notes. Also, in 2006, TDS redeemed $35.0 million of medium-term notes which carried interest rates of 10%.

Borrowings under revolving credit facilities primarily to fund capital expenditures and licenses totaled $100.0 million in 2008, $25.0 million in 2007 and $415.0 million in 2006. Repayments under the revolving credit facilities totaled $100.0 million in 2008, $60.0 million in 2007 and $515.0 million in 2006.

The re-issuance of TDS and U.S. Cellular treasury shares in connection with employee benefits plans, net of tax payments made on behalf of stock award holders, required $0.9 million in 2008 and provided $123.7 million in 2007 and $40.7 million in 2006. In certain situations, TDS and U.S. Cellular withhold shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. TDS and U.S. Cellular then pay the amount of the required tax withholdings to the taxing authorities in cash.

In 2008, TDS repurchased Special Common Shares and Common Shares for $199.6 million. A total of $197.7 million was paid in cash before December 31, 2008 and $1.9 million was paid in January 2009. In 2007, TDS repurchased Special Common Shares for $126.7 million. TDS did not repurchase any shares in 2006.

In 2008, U.S. Cellular repurchased 600,000 Common Shares at an aggregate cost of $32.9 million. U.S. Cellular also received $4.6 million in 2008 from an investment banking firm for the final settlement of the Accelerated Share Repurchases ("ASR") made in the second half of 2007. In 2007, U.S. Cellular purchased 1,006,000 Common Shares for $87.9 million from an investment banking firm in connection with three ASR programs. As discussed above, in 2008, U.S. Cellular received $4.6 million from the investment banking firm in final settlement of the ASR programs; thus, the net cost of Common Shares purchased pursuant to such programs was $83.3 million. U.S. Cellular did not repurchase any shares in 2006. See Note 19—Common Stockholders' Equity in the Notes to Consolidated Financial Statements for details of these transactions.

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Management's Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

Recent events in the financial services sector and correlating impacts to other sectors of the economy have resulted in concerns regarding investment security values, the availability of and concentration of credit, insurance coverage and a variety of other areas. Although TDS' cash balance, conservative strategies for investing cash on hand and funds available under its revolving credit agreements have limited its exposure to these events to date, TDS and its subsidiaries continue to monitor economic conditions and developments and will make adjustments to its cash investments, borrowing arrangements, and insurance coverage as necessary and feasible.

Consumer spending also significantly impacts TDS' operations and performance. Recent economic conditions could cause consumer spending to deteriorate significantly. Factors that influence levels of consumer spending include: unemployment rates, increases in fuel and other energy costs, conditions in residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors. Changes in these and other economic factors could have a material adverse effect on demand for TDS' products and services and on TDS' financial condition and results of operations.

TDS believes that existing cash balances and cash flows from operating activities provide financial flexibility for TDS to meet both its normal financing needs (including working capital, construction and development expenditures, acquisitions, and share repurchases under approved programs) for the foreseeable future. As discussed further below, TDS and U.S. Cellular also have funds available under revolving credit facilities which will provide additional flexibility through the date of their expiration in December 2009. In addition, TDS and its subsidiaries may have access to public and private capital markets to help meet their financing needs.

TDS cannot provide assurances that circumstances that could have a material adverse affect on its liquidity or capital resources will not occur. Economic conditions, changes in financial markets, deterioration in the capital markets or other factors could restrict its liquidity and availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development, acquisition or share repurchase programs. Such reductions could have a material adverse effect on TDS' business, financial condition or results of operations.

Cash and Cash Equivalents

At December 31, 2008, TDS had $777.3 million in cash and cash equivalents, which include cash and short-term, highly liquid investments with original maturities of three months or less. The primary objective of TDS' cash and cash equivalents investment activities is to preserve principal. At December 31, 2008, TDS invested substantially all of its cash balances in money market funds that invested exclusively in short-term U.S. Treasury securities or repurchase agreements backed by U.S. Treasury securities. TDS monitors the financial viability of the money market funds in which it invests and believes that the credit risk associated with these investments is low.

TDS' cash and cash equivalents decreased $397.1 million from $1,174.4 million at December 31, 2007 to $777.3 million at December 31, 2008. Significant changes in the cash balances in 2008 included cash flows from operations ($848.9 million) and cash proceeds from the disposition of investments, net of cash paid to settle variable prepaid forward contracts ($194.3 million) offset by cash paid for property, plant and equipment additions ($734.9 million), cash paid for business acquisitions and licenses ($389.2 million), cash paid for the repurchase of TDS and U.S. Cellular shares ($226.0 million), cash paid to purchase short-term investments ($27.4 million), and dividends paid ($47.3 million). Included in the 2008 cash flow amounts cited above is a net cash outflow of $174.2 million attributable to the disposition of Deutsche Telekom Ordinary Shares, the settlement of the related variable prepaid forward contracts, and the payment of income taxes that were due upon the net taxable gains realized on these transactions. This represents a net cash outflow that is not expected to continue in future periods.

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Management's Discussion and Analysis of Financial Condition and Results of Operations

Short-term Investments

TDS holds certificates of deposit totaling $27.7 million at December 31, 2008 which are included in Short-term investments in the Consolidated Balance Sheet. These certificates of deposit had original maturities of between 180 days and one year and earn interest at annual rates between 1.75% and 2.00%. TDS held no certificates of deposit at December 31, 2007.

Revolving Credit Facilities

TDS has a $600.0 million revolving credit facility available for general corporate purposes. This revolving credit facility is comprised of commitments from sixteen lending institutions, with individual commitments ranging from 2% to 23% of the total commitment. At December 31, 2008, there were no outstanding borrowings. Outstanding letters of credit were $3.4 million, leaving $596.6 million available for use. Borrowings under the revolving credit facility bear interest at the London InterBank Offered Rate ("LIBOR") plus a contractual spread based on TDS' credit rating. TDS may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2008, the one-month LIBOR was 0.44% and the contractual spread was 60 basis points. If TDS provides less than two days' notice of intent to borrow, interest on borrowings is at the prime rate less 50 basis points (the prime rate was 3.25% at December 31, 2008). This credit facility expires in December 2009.

TDS also had $25.0 million of direct bank lines of credit at December 31, 2008, all of which were unused. The terms of the direct lines of credit bear negotiated interest rates up to the prime rate. These lines expire in 2009.

U.S. Cellular has a $700.0 million revolving credit facility available for general corporate purposes. This revolving credit facility is comprised of commitments from fourteen lending institutions, with individual commitments ranging from 1% to 16% of the total commitment. At December 31, 2008, U.S. Cellular had no outstanding short-term borrowings and $0.3 million of outstanding letters of credit, leaving $699.7 million available for use. Borrowings under the revolving credit facility bear interest at LIBOR plus a contractual spread based on U.S. Cellular's credit rating. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2008, the one-month LIBOR was 0.44% and the contractual spread was 60 basis points. If U.S. Cellular provides less than two days' notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 3.25% at December 31, 2008). This credit facility expires in December 2009.

TDS' and U.S. Cellular's interest cost on their revolving credit facilities would increase if their current credit ratings from Standard & Poor's Rating Services ("Standard & Poor's") and/or Moody's Investors Service ("Moody's") were lowered and is subject to decrease if the ratings were raised. The credit facilities would not cease to be available or accelerate solely as a result of a downgrade in TDS' or U.S. Cellular's credit rating. However, a downgrade in TDS' or U.S. Cellular's credit rating could adversely affect their ability to renew existing, or obtain access to new credit facilities in the future. TDS' and U.S. Cellular's credit ratings as of December 31, 2008, and the dates that such ratings were issued were as follows:

Moody's (issued August 15, 2008)	Baa2	—stable outlook
Standard & Poor's (issued March 13, 2008)	BBB-	—with positive outlook
Fitch Ratings (issued August 16, 2007)	BBB+	—stable outlook

In 2008, Moody's changed its outlook on TDS and U.S. Cellular's credit rating to stable from under review for possible upgrade and Standard & Poor's upgraded its credit rating on TDS and U.S. Cellular to BBB- with positive outlook from BB+ with developing outlook.

The maturity dates of any borrowings under the TDS and U.S. Cellular revolving credit facilities would accelerate in the event of a change in control.

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Management's Discussion and Analysis of Financial Condition and Results of Operations

The continued availability of the revolving credit facilities requires TDS and U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. TDS and U.S. Cellular believe they were in compliance as of December 31, 2008 with all covenants and other requirements set forth in the revolving credit facilities and lines of credit.

TDS and U.S. Cellular plan to renew their revolving credit facilities and are maintaining an active dialogue with their existing lenders in advance of the December 2009 expiration dates of the current facilities. Due to current unfavorable credit market conditions, TDS and U.S. Cellular believe that they are unlikely to be able to obtain similar terms as exist in the current facilities. In particular, TDS and U.S. Cellular believe that the amount of the facilities could be significantly reduced, the term of the facilities could be shortened, and the pricing on the facilities could be increased. If TDS and U.S. Cellular are unable to renew their revolving credit facilities or to obtain new revolving credit facilities from alternative sources on acceptable terms or at current funding levels for any reason, including reduced availability of credit or the consolidation of lending institutions as a result of recent market events, TDS' and U.S. Cellular's future liquidity, capital resources, business, financial condition and/or results of operations could be adversely affected.

Long-term Financing

TDS and its subsidiaries' long-term debt and indentures do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in TDS' credit rating. However, a downgrade in TDS' credit rating could adversely affect its ability to obtain long-term debt financing in the future. TDS believes it and its subsidiaries were in compliance as of December 31, 2008 with all covenants and other requirements set forth in long-term debt indentures. TDS and U.S. Cellular have not failed to make nor do they expect to fail to make any scheduled payment of principal or interest under such indenture.

TDS and U.S. Cellular filed shelf registration statements on Form S-3 with the Securities and Exchange Commission ("SEC") on November 5, 2008 and May 9, 2008, respectively. Because both TDS and U.S. Cellular are "well-known seasoned issuers" as defined in Rule 405 under the Securities Act of 1933, as amended, such registration statements became automatically effective upon filing with the SEC and registered an indeterminate amount of debt securities. Under such automatic shelf registration statements, TDS and U.S. Cellular are permitted, at any time and from time to time, to sell senior debt securities in one or more offerings in an indeterminate amount. Neither TDS nor U.S. Cellular has any set time frame for issuing any specific amount of debt securities under such registration statements at the present time. Their ability to complete an offering pursuant to such shelf registration statements will be dependent on market conditions and other factors at the time. If TDS and/or U.S. Cellular do not qualify as "well-known seasoned issuers" at the time of filing of any of their Forms 10-K in the future, they will thereafter cease to be able to use these automatic shelf registration statements until they again qualify, or will be required to convert these automatic shelf registration statements into another registration statement that they will then be qualified to use.

The long-term debt principal payments due for the next five years comprise approximately 1% of the total long-term debt obligation at December 31, 2008. Refer to the section Market Risk—Long-Term Debt, for additional information regarding required principal payments and the weighted average interest rates related to TDS' long-term debt.

TDS may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

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Management's Discussion and Analysis of Financial Condition and Results of Operations

Marketable Equity Securities and Forward Contracts

TDS had no investments in marketable equity securities or forward contracts at December 31, 2008. See Note 10—Marketable Equity Securities and Variable Prepaid Forward Contracts in the Notes to Consolidated Financial Statements for a description of marketable equity securities and forward contracts transactions during 2008 and 2007.

Capital Expenditures

U.S. Cellular's capital expenditures for 2009 are expected to be approximately $575 million. These expenditures are expected to be for the following general purposes:

•
Expand and enhance U.S. Cellular's coverage in its service areas;

•
Provide additional capacity to accommodate increased network usage by current customers;

•
Overlay EVDO technology in certain markets;

•
Enhance U.S. Cellular's retail store network; and

•
Develop office systems.

TDS Telecom's anticipated capital expenditures for 2009 are expected to be approximately $130 million to provide for normal growth and to upgrade plant and equipment to provide enhanced services.

TDS plans to finance its construction program for 2009 using cash flows from operating activities and short-term financing, as necessary.

Suppliers

TDS depends upon certain key suppliers to provide it with handsets, equipment, services or content to continue its network build and upgrade and to operate its business. TDS does not have operational or financial control over any of such key suppliers and has limited influence with respect to the manner in which these key suppliers conduct their businesses. If these key suppliers experience financial difficulties and are unable to provide equipment, services or content to TDS on a timely basis or cease to provide such equipment, services or content or if such key suppliers otherwise fail to honor their obligations to TDS, TDS may be unable to maintain and upgrade its network or provide services to its customers in a competitive manner, or could suffer other disruptions to its business. In that event, TDS' business, financial condition or results of operations could be adversely affected. TDS monitors the financial condition of its key suppliers through its risk management process.

On January 14, 2009, Nortel Networks Corporation ("Nortel"), a key supplier of network equipment, business communications systems, and technical support for TDS, announced that it, Nortel Networks Limited and certain of its other Canadian subsidiaries, will seek creditor protection under the Companies' Creditors Arrangement Act in Canada. Additionally, certain of Nortel's U.S. subsidiaries, including Nortel Networks Inc. and Nortel Networks Capital Corporation, have filed voluntary petitions in the United States under Chapter 11 ("reorganization") of the U.S. Bankruptcy Code, and certain of Nortel's other subsidiaries made similar filings in other jurisdictions. In the event Nortel does not succeed in reorganization, TDS believes that it will be able to procure similar network equipment, business communications systems, and technical support from other suppliers and, therefore, TDS does not believe that Nortel's reorganization will have a significant impact on its day-to-day operations. However, if Nortel does not succeed in its reorganization, the following could adversely impact TDS' future results of operations and cash flows:

•
Reduced competition among telecommunications equipment suppliers could increase the future costs to acquire such equipment;

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Management's Discussion and Analysis of Financial Condition and Results of Operations

•
Replacement and upgrades of Nortel equipment with equipment from other vendors could be more costly; and

•
Maintenance of Nortel equipment could be more costly.

Acquisitions, Exchanges and Divestitures

TDS assesses its existing wireless and wireline interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, TDS reviews attractive opportunities to acquire additional wireless operating markets, telecommunications companies and wireless spectrum. In addition, TDS may seek to divest outright or include in exchanges for other wireless interests those wireless interests that are not strategic to its long-term success. TDS from time to time may be engaged in negotiations relating to the acquisition, divestiture or exchange of companies, strategic properties or wireless spectrum. In general, TDS may not disclose such transactions until there is a definitive agreement.

See Note 7—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for details on transactions in 2008, 2007 and 2006.

Variable Interest Entities

TDS consolidates certain variable interest entities pursuant to FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities. See Note 5—Variable Interest Entities in the Notes to Consolidated Financial Statements for the details of these variable interest entities. TDS may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

Share Repurchase Programs

TDS and U.S. Cellular have repurchased and expect to continue to repurchase their Special Common Shares (TDS only) and Common Shares, subject to repurchase programs. For details of these programs and repurchases made during 2008 and 2007, as well as TDS' new $250 million stock repurchase program and U.S. Cellular's amended stock repurchase program, see Note 19—Common Stockholders Equity in the Notes to Consolidated Financial Statements.

Contractual and Other Obligations

At December 31, 2008, the resources required for scheduled repayment of contractual obligations were as follows:

	Payments due by Period
	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
	(Dollars in millions)
Long-term debt obligations(1)	$1,643.4	$14.6	$5.4	$0.5	$1,622.9
Long-term debt interest	3,345.5	119.4	236.8	236.7	2,752.6
Operating leases(2)	1,062.1	142.2	235.1	148.3	536.5
Capital leases	9.1	1.1	1.0	1.0	6.0
Purchase obligations(3)(4)	712.4	409.7	184.3	72.1	46.3

	$6,772.5	$687.0	$662.6	$458.6	$4,964.3

(1)
Includes current and long-term portion of debt obligations. The total long-term debt obligation differs from Long-term debt on the Consolidated Balance Sheet due to the $11.3 million unamortized

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Management's Discussion and Analysis of Financial Condition and Results of Operations

  discount related to U.S. Cellular's 6.7% senior notes. See Note 15—Long-term Debt in the Notes to Consolidated Financial Statements.

(2)
Represents the amounts due under non-cancellable long-term operating leases for the periods specified. See Note 18—Commitments and Contingencies in the Notes to Consolidated Financial Statements.

(3)
Includes obligations payable under non-cancellable contracts, commitments for network facilities and services, agreements for software licensing and long-term marketing programs.

(4)
Includes $3.6 million for post-retirement benefits expected to be paid in 2009. No amounts for other post-retirement benefits are included in periods beyond 2009 as these amounts are discretionary and have not yet been determined.

The table above does not include any liabilities related to unrecognized tax benefits under FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48") since TDS is unable to reasonably predict the ultimate amount or timing of settlement of such FIN 48 liabilities. Such unrecognized tax benefits were $39.2 million at December 31, 2008. See Note 3—Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

Off-Balance Sheet Arrangements

TDS has no transactions, agreements or other contractual arrangements with unconsolidated entities involving "off-balance sheet arrangements," as defined by SEC rules, that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Accounts Receivable and Allowance for Doubtful Accounts

U.S. Cellular's accounts receivable consist primarily of amounts owed by customers pursuant to service contracts and for equipment sales, by agents for equipment sales, by other wireless carriers whose customers have used U.S. Cellular's wireless systems for roaming and by unaffiliated third-party partnerships or corporations pursuant to equity distribution declarations.

TDS Telecom's accounts receivable primarily consist of amounts owed by customers for services provided, by connecting companies for carrying interstate and intrastate long-distance traffic on its network and by interstate and intrastate revenue pools that distribute access charges.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. TDS' experience related to credit losses did not appear to have been affected to any significant degree by recent economic conditions and events as of December 31, 2008.

Insurance

TDS has several commercial property and casualty insurance policies with a variety of subsidiary companies of American International Group, Inc. ("AIG"). These companies operate under the insurance regulations of various states, including New York, Pennsylvania and Delaware. TDS has inquired into the ability of these AIG companies to meet their obligations in the event of a claim against these policies and has received assurance from AIG and TDS' insurance brokers that the companies remain able to meet these obligations. State insurance regulators and the rating agencies have issued press releases indicating the same. TDS did not have any significant property and casualty claims outstanding with

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Management's Discussion and Analysis of Financial Condition and Results of Operations

these companies as of December 31, 2008. TDS continues to monitor the financial condition of other insurance providers.

Dividends

TDS paid total dividends on its Series A Common Shares, Common Shares, Special Common Shares and Preferred Shares of $47.3 million in 2008, $45.8 million in 2007 and $43.0 million in 2006. TDS paid quarterly dividends per share of $0.1025 in 2008, $0.0975 in 2007 and $0.0925 in 2006 on its Series A Common Shares, Common Shares and Special Common Shares. TDS increased the dividend per share to $0.1075 in the first quarter of 2009. TDS has no current plans to change its policy of paying dividends.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

TDS prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). TDS' significant accounting policies are discussed in detail in Note 1—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from estimates under different assumptions or conditions.

There were no material changes to TDS' significant accounting policies or application of critical accounting policies during 2008, except as follows:

•
TDS added a discussion captioned "Fair Value Measurements" related to the adoption of SFAS No. 157, Fair Value Measurements ("SFAS 157") and SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 ("SFAS 159").

•
TDS deleted a prior discussion relating to "Accounting for the Effects of Certain Types of Regulation" because, in the third quarter of 2007, management determined that it was no longer appropriate to continue application of SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, for reporting its financial results.

•
TDS deleted a prior discussion relating to "Derivative Instruments" because TDS no longer has any derivative instruments subject to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as of December 31, 2008.

Management believes the following critical accounting estimates reflect its most significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of each of the following accounting policies and estimates and disclosures with the Audit Committee of TDS' Board of Directors.

Fair Value Measurements

Effective January 1, 2008, TDS adopted the provisions of SFAS 157 for its financial assets and liabilities. Also on January 1, 2008, TDS elected to adopt the provisions of SFAS 159, for certain assets and liabilities.

SFAS 157 defines "fair value," establishes a framework for measuring fair value in the application of GAAP, and expands disclosures about fair value measurements. TDS used SFAS 157 to measure the fair value of TDS' financial assets and liabilities during 2008.

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Management's Discussion and Analysis of Financial Condition and Results of Operations

SFAS 159 permits companies to elect to measure various financial instruments and certain other items at fair value. Pursuant to the provisions of SFAS 159, at the date the option is elected, entities are required to record a cumulative-effect adjustment to beginning retained earnings. In subsequent periods, for those instruments for which the fair value option is elected, unrealized gains and losses are recorded in the Statement of Operations. On January 1, 2008, TDS adopted SFAS 159 for its investment in Deutsche Telekom Ordinary Shares, and also for the "collar" portions of the variable prepaid forward contracts ("forward contracts") related to such Deutsche Telekom stock. All such forward contracts were settled in 2008, and all Deutsche Telekom Ordinary Shares were disposed of in 2008.

As of December 31, 2008, TDS did not have any financial assets or liabilities that required the application of SFAS 157 for purposes of valuing and reporting such amounts in its Consolidated Balance Sheet. Also, at December 31, 2008, TDS did not hold any of the assets and liabilities for which SFAS 159 was adopted at January 1, 2008. TDS applied the provisions of SFAS 157 in determining the fair value of the following financial assets and liabilities for disclosure purposes at December 31, 2008:

•
Cash and cash equivalents;

•
Short-term investments;

•
Current portion of long-term debt;

•
Long-term debt;

•
Mandatorily redeemable minority interests; and

•
Preferred shares.

The fair value amounts related to such financial assets and liabilities are disclosed in Note 16—Financial Instruments and Note 18—Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Revenue Recognition

U.S. Cellular

Service revenues are recognized as earned and equipment revenues are recognized when title passes to the agent or end-user customer. U.S. Cellular recognizes revenue for access charges and other services charged at fixed amounts ratably over the service period, net of credits and adjustments for service discounts, billing disputes and fraud or unauthorized usage. U.S. Cellular recognizes revenue related to usage in excess of minutes provided in its rate plans at contractual rates per minute as minutes are used; revenue related to long distance service is recognized in the same manner. Additionally, U.S. Cellular recognizes revenue related to data usage based on contractual rates per kilobyte as kilobytes are used; revenue based on per-use charges, such as for the use of premium services, is recognized as the charges are incurred. As a result of its multiple billing cycles each month, U.S. Cellular is required to estimate the amount of subscriber revenues earned but not billed or billed but not earned from the end of each billing cycle to the end of each reporting period. These estimates are based primarily upon historical billed minutes. U.S. Cellular's revenue recognition policies are in accordance with the SEC Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition and FASB Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

TDS Telecom

Service revenues are recognized as services are rendered. TDS Telecom recognizes revenue for local exchange service, Internet services and digital broadcast satellite service commissions at fixed amounts ratably over the service period, net of credits and adjustments for service discounts. TDS' ILECs participate in revenue pools with other telephone companies for interstate revenue and for certain intrastate revenue. Such pools are funded by toll revenue and/or access charges within state jurisdictions

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Management's Discussion and Analysis of Financial Condition and Results of Operations

and by access charges in the interstate market. Revenues earned through the various pooling processes are recorded based on estimates following the National Exchange Carrier Association's rules as approved by the FCC. TDS Telecom recognizes revenue related to carrying non-pooled intrastate long distance traffic, billing and collection services and long distance services based on actual usage and contracted rates. As a result of the cutoff times of its multiple billing cycles each month, TDS Telecom is required to estimate the amount of revenues earned but not billed and billed but not earned at the end of each reporting period. These estimates are based primarily upon historical billed minutes or usage.

Licenses and Goodwill

As of December 31, 2008, TDS reported $1,441.4 million of licenses and $707.1 million of goodwill, as a result of acquisitions of interests in wireless licenses and businesses, the acquisition of operating telephone companies, and step acquisitions related to U.S. Cellular's repurchase of U.S. Cellular Common Shares. Licenses include those won or provisionally won by Carroll Wireless, Barat Wireless, King Street Wireless and Aquinas Wireless in various FCC auctions, as discussed in Note 5—Variable Interest Entities in the Notes to Consolidated Financial Statements.

See Note 8—Licenses and Goodwill in the Notes to Consolidated Financial Statements for a schedule of licenses and goodwill activity in 2008 and 2007.

Licenses and goodwill must be reviewed for impairment annually or more frequently if events or changes in circumstances indicate that any of such assets might be impaired. TDS performs the required annual impairment review on licenses and goodwill during the second quarter of its fiscal year. There can be no assurance that upon review at a later date material impairment charges will not be required.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit as identified in accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142") to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit represents the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for that difference.

Quoted market prices in active markets are the best evidence of fair value of an asset or reporting unit and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues, or similar performance measures. The use of these techniques involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate and other inputs. Different assumptions for these inputs or different valuation methodologies could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2008, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic groupings of FCC licenses, representing five geographic service areas. U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of its annual impairment testing of licenses in the second quarter of 2008, U.S. Cellular combined its FCC licenses into nineteen units of

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Management's Discussion and Analysis of Financial Condition and Results of Operations

accounting pursuant to FASB Emerging Issues Task Force ("EITF") Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets ("EITF 02-7") and SFAS 142. Of these, fourteen of such nineteen units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. Subsequent to the second quarter 2008 licenses impairment testing, previously unutilized licenses in one unit of accounting were deployed in one of the five units of accounting that represent developed operating markets. As a result, U.S. Cellular's impairment testing of licenses conducted in the fourth quarter of 2008 was applied to eighteen units of accounting, thirteen of which represent licenses that are not being utilized.

For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach is used to value each of the reporting units, using value drivers and risks specific to the current industry and economic markets. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process are the discount rate, estimated future cash flows, projected capital expenditures and terminal value multiples.

For purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the units of accounting that represent developed operating markets using an excess earnings methodology. This excess earnings methodology estimates the fair value of the units of accounting by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill. For units of accounting which consist of licenses that are not being utilized, U.S. Cellular prepares estimates of fair value by reference to fair market values indicated by recent auctions and market transactions where available.

TDS has recorded amounts as licenses and goodwill as a result of accounting for U.S. Cellular's purchases of U.S. Cellular common shares as step acquisitions using purchase accounting. TDS' ownership percentage of U.S. Cellular increases upon such U.S. Cellular share repurchases. The purchase price in excess of the fair value of the net assets acquired is allocated principally to licenses and goodwill. For impairment testing purposes, the additional TDS licenses and goodwill amounts are allocated to the same reporting units and units of accounting used by U.S. Cellular. Consequently, U.S. Cellular's license and goodwill balances reported on a stand-alone basis do not match the TDS consolidated license and goodwill balances for U.S. Cellular, and impairment losses recognized by TDS related to U.S. Cellular licenses and goodwill may exceed those recognized by U.S. Cellular.

TDS Telecom has recorded goodwill primarily as a result of the acquisition of operating telephone companies and has assigned this goodwill to its ILEC reporting unit. For the purposes of impairment testing, the publicly-traded guideline company method and the recent transaction method were utilized. The publicly-traded guideline company method develops an indication of value by calculating market pricing multiples for selected publicly-traded companies. The recent transaction method calculates market pricing multiples based upon recent acquisitions of similar businesses. In both methods, the developed multiples are applied to the appropriate financial measure of TDS Telecom's ILEC reporting unit to determine the reporting unit's fair value.

As stated above, TDS performs the required annual impairment assessment of its licenses and goodwill in the second quarter of the year. As a result of the further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, TDS performed another impairment assessment of licenses and goodwill as of December 31, 2008.

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Management's Discussion and Analysis of Financial Condition and Results of Operations

For purposes of estimating the fair value of the licenses at December 31, 2008, TDS applied the following methodologies and assumptions:

•
Licenses in developed operating markets (five units of accounting)—TDS applied an excess earnings methodology to estimate fair value. Discounted cash flow projections were based on financial forecasts that applied a long-term growth rate of 2.0% and a discount rate of 9.5%. If the discount rate increased by 1% to 10.5%, the total impairment would increase by $181.4 million and if the discount rate decreased by 1% to 8.5%, the total impairment would decrease by $234.6 million.

•
Licenses that are not being utilized (thirteen units of accounting)—TDS has historically applied a market approach in valuing these licenses which involved estimating the fair values of these licenses by reference to recent auctions and market transactions. However, in the fourth quarter of 2008, there had not been any recent market transactions to provide a reasonable fair value estimate in light of the decline in the economic environment. As such, the fair value estimates of these licenses that were prepared in the second quarter of 2008 were assumed to have declined at the same rate as the fair value of the licenses in developed operating markets.

See Note 8—Licenses and Goodwill in the Notes to Consolidated Financial Statements for the results of annual and interim impairment tests.

Property, Plant and Equipment

U.S. Cellular and TDS Telecom each provide for depreciation using the straight-line method over the estimated useful lives of the assets. TDS depreciates its leasehold improvement assets associated with leased properties over periods ranging from one to thirty years, which approximates the shorter of the assets' economic lives or the specific lease terms. Annually, U.S. Cellular and TDS Telecom review their property, plant and equipment lives to ensure that the estimated useful lives are appropriate. The estimated useful lives of property, plant and equipment are critical accounting estimates because changing the lives of assets can result in larger or smaller charges for depreciation expense. Factors used in determining useful lives include technology changes, regulatory requirements, obsolescence and types of use.

U.S. Cellular and TDS Telecom did not materially change the useful lives of their property, plant and equipment in 2008, 2007 or 2006.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. U.S. Cellular expenditures for maintenance and repairs of assets in service are charged to Cost of services and products or Selling, general and administrative expense, as applicable. TDS Telecom's ILEC operations primarily use a group composite depreciation method. Under this method, when plant is retired, the original cost, net of salvage value, is charged against accumulated depreciation. A loss is recognized to the extent the cost to remove the plant exceeds the amounts established under the asset retirement obligation. For U.S. Cellular and TDS Telecom's CLEC operations, retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and charging it, together with removal cost less any salvage realized, to Loss on asset disposals, net.

Costs of developing new information systems are capitalized and amortized starting when each new system is placed in service.

TDS reviews long-lived assets for impairment if events or circumstances indicate that the assets might be impaired. The tangible asset impairment test is a two-step process. The first step compares the carrying value of the assets with the estimated undiscounted cash flows over the remaining asset life. If the carrying value of the asset is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the carrying value of the asset to its estimated fair value. If the carrying value exceeds the estimated fair value (less cost to sell), an impairment loss is recognized for the difference.

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Management's Discussion and Analysis of Financial Condition and Results of Operations

Quoted market prices in active markets are the best evidence of fair value of tangible long-lived assets and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique. The use of this technique involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or the use of different valuation methodologies could create materially different results.

There was no impairment of long-lived assets in 2008, 2007 and 2006.

Prior to the third quarter of 2007, TDS Telecom's ILEC operations followed accounting for regulated enterprises prescribed by SFAS 71. In the third quarter of 2007, management determined that it was no longer appropriate to continue the application of SFAS 71 for reporting its financial results. See Note 4—Extraordinary Item in the Notes to Consolidated Financial Statements for additional details.

Asset Retirement Obligations

TDS accounts for asset retirement obligations under SFAS No. 143, Accounting for Asset Retirement Obligations, and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, ("FIN 47") which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, TDS records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligations, any differences between the cost to retire an asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations as a gain or loss.

The calculation of the asset retirement obligation includes the following estimates; the probability of the need for remediation, the date of and cost estimates for such remediation, the likelihood of lease renewals, and the salvage value of assets. Actual results may differ from these estimates and different assumptions would lead to larger or smaller obligations and related accretion and depreciation until such actual results are known.

See Note 13—Asset Retirement Obligations in the Notes to Consolidated Financial Statements, for details on estimates that impact asset retirement obligations.

Income Taxes

The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to TDS' financial condition and results of operations.

The preparation of the consolidated financial statements requires TDS to calculate a provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes, as well as estimating the impact of potential adjustments to filed tax returns. These temporary differences result in deferred income tax assets and liabilities, which are included in the Consolidated Balance Sheet. TDS must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent TDS believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.

Effective January 1, 2007, TDS adopted FIN 48. FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under

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Management's Discussion and Analysis of Financial Condition and Results of Operations

FIN 48, TDS must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

See Note 3—Income Taxes in the Notes to Consolidated Financial Statements for details regarding TDS' income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. TDS does not have any off-balance sheet credit exposure related to its customers. Recent economic events have caused the consumer credit market to tighten for certain consumers. This may cause TDS' bad debt expense to increase in future periods. TDS will continue to monitor its accounts receivable balances and related allowance for doubtful accounts on an ongoing basis to assess whether it has adequately provided for potentially uncollectable amounts.

See Note 1—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for additional information regarding TDS' allowance for doubtful accounts.

Stock-based Compensation

As described in more detail in Note 21—Stock Based Compensation in the Notes to Consolidated Financial Statements, TDS has established long-term incentive plans, employee stock purchase plans, and non-employee director compensation plans. All of these plans are stock-based compensation plans. Prior to January 1, 2006, TDS accounted for share-based payments in accordance with Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations as allowed by SFAS No. 123 Accounting for Stock-Based Compensation ("SFAS 123"). Accordingly, prior to 2006, compensation cost for share-based payments was measured using the intrinsic value method as prescribed by APB 25. Under the intrinsic value method, compensation cost is measured as the amount by which the market value of the underlying equity instrument on the grant date exceeds the exercise price. Effective January 1, 2006, TDS adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized during 2008, 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

Upon adoption of SFAS 123(R), TDS and U.S. Cellular elected to value share-based payment transactions using a Black-Scholes valuation model. This model requires assumptions regarding a number of complex and subjective variables. The variables include TDS' and U.S. Cellular's expected stock price volatility over the term of the awards, expected forfeitures, time of exercise, risk-free interest rate and expected dividends. Different assumptions could create different results.

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Management's Discussion and Analysis of Financial Condition and Results of Operations

TDS used the assumptions shown in the table below in valuing stock options granted in 2008, 2007 and 2006:

	2008	2007	2006
Expected life	5.0 Years	4.0 Years	4.9 Years
Expected annual volatility rate	25.95%	19.50%	25.90%
Dividend yield	1.16%	0.70%	0.7% - 1.0%
Risk-free interest rate	3.06%	4.70%	3.9% - 4.8%
Estimated annual forfeiture rate	1.88%	1.00%	0.60%

U.S. Cellular used the assumptions shown in the table below in valuing the stock options granted in 2008, 2007 and 2006:

	2008	2007	2006
Expected life	3.7 Years	3.1 Years	3.0 Years
Expected volatility	28.1% - 40.3%	22.5% - 25.7%	23.5% - 25.2%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.2% - 3.5%	3.3% - 4.8%	4.5% - 4.7%
Estimated annual forfeiture rate	11.29%	9.60%	4.40%

Under the provisions of SFAS 123(R), stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are expected to ultimately vest. The estimated forfeiture rates are based primarily on historical experience.

Total compensation cost for stock options granted by TDS and U.S. Cellular in 2008 was estimated to be $17.9 million; the amount charged to expense was $7.4 million in 2008. A 10% change in any one of the 2008 assumptions related to expected life, expected volatility, or risk-free interest rate would affect the total compensation cost of $17.9 million by less than $1.0 million.

Contingencies, Indemnities and Commitments

Contingent obligations not related to income taxes, including indemnities, litigation and other possible commitments are accounted for in accordance with SFAS No. 5, Accounting for Contingencies ("SFAS 5"), which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of the loss is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred, even if the amount is not estimable. The assessment of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of contingencies could differ materially from amounts accrued in the financial statements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of TDS and its subsidiaries: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS, the non-executive Chairman of the Board and member of the Board of Directors of TDS and a director of U.S. Cellular, a subsidiary of TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of certain subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS or its subsidiaries. TDS, U.S. Cellular and their

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subsidiaries incurred legal costs from Sidley Austin LLP of $12.0 million in 2008, $11.2 million in 2007 and $12.0 million in 2006.

The Audit Committee of the Board of Directors is responsible for the review and oversight of all related-party transactions, as such term is defined by the rules of the New York Stock Exchange.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

•
Intense competition in the markets in which TDS operates could adversely affect TDS' revenues or increase its costs to compete.

•
A failure by TDS' service offerings to meet customer expectations could limit TDS' ability to attract and retain customers and could have an adverse effect on TDS' operations.

•
TDS' system infrastructure may not be capable of supporting changes in technologies and services expected by customers, which could result in lost customers and revenues.

•
An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to TDS could have an adverse effect on TDS' business, financial condition or results of operations.

•
TDS currently receives a significant amount of roaming revenues from its wireless business. As a result of recently announced acquisitions by other companies in the wireless industry, TDS anticipates that its roaming revenues will decline significantly over the next several quarters. Further industry consolidation and continued build outs by existing and new wireless carriers could cause roaming revenues to decline even more, which would have an adverse effect on TDS' business, financial condition and results of operations.

•
A failure by TDS to obtain access to adequate radio spectrum could have an adverse effect on TDS' business and operations.

•
To the extent conducted by the FCC, TDS is likely to participate in FCC auctions of additional spectrum in the future as an applicant or as a non-controlling partner in another auction applicant and, during certain periods, will be subject to the FCC's anti-collusion rules, which could have an adverse effect on TDS.

•
An inability to attract and/or retain management, technical, sales and other personnel could have an adverse effect on TDS' business, financial condition or results of operations.

•
TDS' assets are concentrated in the U.S. telecommunications industry. As a result, its results of operations may fluctuate based on factors related entirely to conditions in this industry.

•
The expected future completion of recently announced acquisitions will lead to increased consolidation in the wireless telecommunications industry. TDS' lower scale relative to larger wireless carriers has in the past and could in the future prevent or delay its access to new products including handsets, new technology and/or new content and applications which could adversely affect TDS' ability to attract and retain customers and, as a result, could adversely affect its business, financial condition or results of operations.

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•
Inability to manage its supply chain or inventory successfully could have an adverse effect on TDS' business, financial condition or results of operations.

•
Changes in general economic and business conditions, both nationally and in the markets in which TDS operates, could have an adverse effect on TDS' business, financial condition or results of operations.

•
Changes in various business factors could have an adverse effect on TDS' business, financial condition or results of operations.

•
Advances or changes in telecommunications technology, such as Voice over Internet Protocol ("VoIP"), High-Speed Packet Access, WiMAX or Long-Term Evolution ("LTE"), could render certain technologies used by TDS obsolete, could reduce TDS' revenues or could increase its costs of doing business.

•
Changes in TDS' enterprise value, changes in the market supply or demand for wireless licenses or wireline markets, adverse developments in the business or the industry in which TDS is involved and/or other factors could require TDS to recognize impairments in the carrying value of its license costs, goodwill and/or physical assets.

•
Costs, integration problems or other factors associated with acquisitions/divestitures of properties or licenses and/or expansion of TDS' business could have an adverse effect on TDS' business, financial condition or results of operations.

•
A significant portion of TDS' wireless revenues is derived from customers who buy services through independent agents who market TDS' services on a commission basis. If TDS' relationships with these agents are seriously harmed, its wireless revenues could be adversely affected.

•
TDS' investments in technologies which are unproven or for which success has not yet been demonstrated may not produce the benefits that TDS expects.

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A failure by TDS to complete significant network construction and system implementation as part of its plans to improve the quality, coverage, capabilities and capacity of its network could have an adverse effect on its operations.

•
Financial difficulties (including bankruptcy proceedings) of TDS' key suppliers or vendors, termination or impairment of TDS' relationships with such suppliers or vendors, or a failure by TDS to manage its supply chain effectively could result in delays or termination of TDS' receipt of required equipment or services, or could result in excess quantities of required equipment or services, any of which could adversely affect TDS' business, financial condition or results of operations.

•
TDS has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on TDS' financial condition or results of operations.

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A material disruption in TDS' telecommunication networks or information technology, including breaches of network or information technology security, could have an adverse effect on TDS' business, financial condition or results of operations.

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Wars, conflicts, hostilities and/or terrorist attacks or equipment failures, power outages, natural disasters or other events could have an adverse effect on TDS' business, financial condition or results of operations.

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The market prices of TDS' Common Shares and Special Common Shares are subject to fluctuations due to a variety of factors.

•
Changes in interpretations of accounting requirements, changes in industry practice, identification of errors or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

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•
Restatements of financial statements by TDS and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on TDS' business, financial condition or results of operations.

•
Identification of material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on TDS' business, financial condition or results of operations.

•
Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities or otherwise, could require TDS to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on TDS' financial condition or results of operations.

•
Early redemptions or repurchases of debt, issuances of debt, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in TDS' Management's Discussion and Analysis of Financial Condition and Results of Operations to be different from the amounts actually incurred.

•
An increase in the amount of TDS' debt in the future could subject TDS to higher interest costs and restrictions on its financing, investing and operating activities and could decrease its net income and cash flows.

•
Recent market events and conditions, including disruption in credit and other financial markets and the deterioration of U.S. and global economic conditions, could, among other things, impede TDS' access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on TDS' financial condition or results of operations.

•
Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in TDS' credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development or acquisition programs.

•
Changes in the regulatory environment or a failure by TDS to timely or fully comply with any applicable regulatory requirements could adversely affect TDS' financial condition, results of operations or ability to do business.

•
Changes in USF funding and/or intercarrier compensation could have a material adverse impact on TDS' financial position or results of operations.

•
Changes in income tax rates, laws, regulations or rulings, or federal or state tax assessments could have an adverse effect on TDS' financial condition or results of operations.

•
Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on TDS' financial condition, results of operations or ability to do business.

•
The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices, such as pacemakers, could have an adverse effect on TDS' wireless business, financial condition or results of operations.

•
Claims of infringement of intellectual property and proprietary rights of others, primarily involving patent infringement claims, could prevent TDS from using necessary technology to provide services or subject TDS to expensive intellectual property litigation or monetary penalties, which could have an adverse effect on TDS' business, financial condition or results of operations.

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•
Certain matters, such as control by the TDS Voting Trust and provisions in the TDS Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of TDS.

•
A failure by TDS to successfully execute its business strategy could have an adverse effect on TDS' business, financial condition or results of operations.

•
Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and/or any other financial or statistical information to vary from TDS' forward-looking estimates by a material amount.

You are referred to a further discussion of these risks as set forth under "Risk Factors" in TDS' Annual Report on Form 10-K for the year ended December 31, 2008. TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

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MARKET RISK

Long-Term Debt

As of December 31, 2008, TDS' long-term debt was in the form of fixed-rate notes with original maturities ranging up to 40 years. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these long-term notes.

The following table presents the scheduled principal payments on long-term debt and capital lease obligations, and the related weighted average interest rates by maturity dates at December 31, 2008:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations(1)	Weighted-Avg. Interest Rates on Long-Term Debt Obligations(2)
2009	$15.3	7.9%
2010	4.6	5.6%
2011	1.0	4.7%
2012	0.6	5.1%
2013	0.3	6.1%
After 5 years	1,626.1	7.3%

Total	$1,647.9	7.3%

(1)
The total long-term debt obligation amount is different than the total long-term debt amount shown on the Consolidated Balance Sheet due to the $11.2 million unamortized discount related to U.S. Cellular's 6.7% senior notes. See Note 15—Long-Term Debt in the Notes to Consolidated Financial Statements for additional information.

(2)
Represents the weighted average interest rates at December 31, 2008, for debt maturing in the respective periods. At December 31, 2007, the total weighted average interest rate on long-term debt obligations was 7.3%.

Fair Value of Long-Term Debt

At December 31, 2008 and 2007, the estimated fair value of long-term debt obligations was $1,035.6 million and $1,411.1 million, respectively. The fair value of long-term debt other than capital lease obligations and the current portion of such long-term debt was estimated using market prices for TDS' 7.6% Series A Notes, 6.625% senior notes, and U.S. Cellular's 8.75% senior notes, 7.5% senior notes and discounted cash flow analysis for the remaining debt.

TDS' long-term debt did not include any forward contracts at December 31, 2008. At December 31, 2007 the estimated fair value of the variable prepaid forward contracts was $1,006.6 million and the average interest rate on this debt was 4.97%. The fair value of variable rate forward contracts, aggregating $577.3 million at December 31, 2007, approximated the carrying value due to the frequent repricing of these instruments. These contracts required quarterly interest payments at the LIBOR rate plus 50 basis points (the three-month LIBOR rate was 4.7% at December 31, 2007). The fair value of the fixed rate forward contracts, aggregating $429.3 million at December 31, 2007, was estimated based upon a discounted cash flow analysis. These contracts were structured as zero-coupon obligations with a weighted average effective interest rate of 4.4% per year.

Telephone and Data Systems, Inc.

Consolidated Statement of Operations

Year Ended December 31,	2008	2007	2006
	(Dollars and shares in thousands, except per share amounts)
Operating revenues	$5,092,019	$4,828,984	$4,364,518
Operating expenses
Cost of services and products (excluding Depreciation,
amortization and accretion expense reported below)	1,853,686	1,693,531	1,541,541
Selling, general and administrative expense	1,921,430	1,800,480	1,672,722
Depreciation, amortization and accretion expense	750,077	748,136	717,891
Loss on impairment of intangible assets	414,376	24,923	—
Loss on asset disposals, net	24,296	34,016	19,587

Total operating expenses	4,963,865	4,301,086	3,951,741

Operating income	128,154	527,898	412,777
Investment and other income (expense)
Equity in earnings of unconsolidated entities	89,812	91,831	95,170
Interest and dividend income	39,131	199,435	194,644
Interest expense	(137,899)	(208,736)	(234,543)
Gain (loss) on investments and financial instruments	31,595	81,423	(137,679)
Other, net	2,213	(6,401)	(7,031)

Total investment and other income (expense)	24,852	157,552	(89,439)

Income before income taxes, minority interest and
extraordinary item	153,006	685,450	323,338
Income tax expense	30,093	269,054	116,459

Income before minority interest and extraordinary item	122,913	416,396	206,879
Minority share of income, net of tax	(29,372)	(73,111)	(45,120)

Income before extraordinary item	93,541	343,285	161,759
Extraordinary item, net of taxes (Note 4)	—	42,827	—

Net income	93,541	386,112	161,759
Preferred dividend requirement	(52)	(52)	(165)

Net income available to common	$93,489	$386,060	$161,594

Basic weighted average shares outstanding	115,817	117,624	115,904
Basic earnings per share (Note 6)
Income before extraordinary item	0.81	2.92	1.39
Extraordinary item	—	0.36	—

Net Income available to common	$0.81	$3.28	$1.39

Diluted weighted average shares outstanding	116,255	119,126	116,844
Diluted earnings per share (Note 6)
Income before extraordinary item	0.80	2.86	1.37
Extraordinary item	—	0.36	—

Net Income available to common	$0.80	$3.22	$1.37

Dividends per share	$0.41	$0.39	$0.37

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.

Consolidated Statements of Cash Flows

Year Ended December 31,	2008	2007	2006
	(Dollars in thousands)
Cash flows from operating activities
Net income	$93,541	$386,112	$161,759
Add (Deduct) adjustments to reconcile net income to net
cash flows from operating activities
Depreciation, amortization and accretion	750,077	748,136	717,891
Bad debts expense	83,004	74,988	70,366
Stock-based compensation expense	22,693	31,891	43,406
Deferred income taxes	(437,919)	(283,047)	(195,000)
(Gain) loss on investments and financial instruments, net	(31,595)	(81,423)	137,679
Equity in earnings of unconsolidated entities	(89,812)	(91,831)	(95,170)
Distributions from unconsolidated entities	92,335	87,404	78,248
Minority share of income	29,372	73,111	45,120
Loss on impairment of intangible assets	414,376	24,923	—
Loss on asset disposals, net	24,296	34,016	19,587
Extraordinary item, net of tax	—	(42,827)	—
Noncash interest expense	10,125	21,124	21,308
Excess tax benefit from stock awards	(1,966)	(28,981)	(5,077)
Other operating activities	(1,831)	(3,683)	11,695
Changes in assets and liabilities
Change in accounts receivable	(79,427)	(88,889)	(89,612)
Change in inventory	(17,123)	16,848	(25,287)
Change in accounts payable	6,804	13,905	(11,319)
Change in customer deposits and deferred revenues	7,692	24,725	14,148
Change in accrued taxes	(11,725)	56,225	(24,439)
Change in accrued interest	(4,221)	(8,273)	(2,218)
Change in other assets and liabilities	(9,804)	(23,422)	19,161

	848,892	941,032	892,246

Cash flows from investing activities
Additions to property, plant and equipment	(734,923)	(699,566)	(722,458)
Cash paid for acquisitions and licenses	(389,189)	(23,764)	(145,680)
Cash received from divestitures	6,838	4,277	102,305
Proceeds from disposition of investments	259,017	92,002	102,549
Cash paid to settle derivative liabilities	(17,404)	—	—
Proceeds from return of investments	1,335	—	36,202
Cash paid for short-term investments	(27,446)	—	—
Other investing activities	(980)	(804)	(3,658)

	(902,752)	(627,855)	(630,740)

Cash flows from financing activities
Issuance of notes payable	100,000	25,000	415,000
Issuance of long-term debt	—	2,857	4,082
Repayment of notes payable	(100,000)	(60,000)	(515,000)
Settlement of variable prepaid forward contracts	(47,357)	—	—
Repayment of long-term debt	(9,448)	(3,552)	(204,779)
Redemption of medium-term notes	—	—	(35,000)
TDS Common Shares and Special Common Shares
reissued for benefit plans, net of tax payments	1,409	113,605	24,831
U.S. Cellular Common Shares reissued for benefit
plans, net of tax payments	(2,288)	10,073	15,909
Excess tax benefit from stock awards	1,966	28,981	5,077
Repurchase of TDS Special Common Shares
and Common Shares	(197,672)	(126,668)	—
Repurchase of U.S. Cellular Common Shares	(28,366)	(87,902)	—
Dividends paid	(47,320)	(45,830)	(43,040)
Distributions to minority partners	(16,769)	(8,559)	(13,560)
Other financing activities	2,568	(61)	2,508

	(343,277)	(152,056)	(343,972)

Net increase (decrease) in cash and cash equivalents	(397,137)	161,121	(82,466)
Cash and cash equivalents
Beginning of period	1,174,446	1,013,325	1,095,791

End of period	$777,309	$1,174,446	$1,013,325

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.

Consolidated Balance Sheets—Assets

December 31,	2008	2007
	(Dollars in thousands)
Current assets
Cash and cash equivalents	$777,309	$1,174,446
Short-term investments	27,705	—
Accounts receivable
Due from customers, less allowances of $12,822 and $16,326, respectively	377,054	379,558
Other, principally connecting companies, less allowances of $6,380 and $5,297, respectively	139,795	150,863
Marketable equity securities	—	1,917,893
Inventory	122,377	115,818
Net deferred income tax asset	27,758	—
Prepaid expenses	93,382	77,155
Other current assets	63,556	59,855

	1,628,936	3,875,588
Investments
Licenses	1,441,440	1,516,629
Goodwill	707,079	679,129
Customer lists, net of accumulated amortization of $97,891 and $84,190, respectively	34,032	25,851
Investments in unconsolidated entities	205,768	206,418
Notes receivable, less valuation allowance of $55,144 and $55,144,
respectively	7,898	8,231
Other investments	2,725	3,278

	2,398,942	2,439,536
Property, plant and equipment
In service and under construction	8,680,388	8,064,229
Less accumulated depreciation	5,111,464	4,539,127

	3,568,924	3,525,102
Other assets and deferred charges	55,614	53,917

Total assets	$7,652,416	$9,894,143

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.

Consolidated Balance Sheet—Liabilities and Stockholders' Equity

December 31,	2008	2007
	(Dollars in thousands)
Current liabilities
Current portion of long-term debt	$15,337	$3,860
Forward contracts	—	1,005,512
Accounts payable	319,575	308,882
Customer deposits and deferred revenues	174,101	166,191
Accrued interest	14,236	18,456
Accrued taxes	25,192	40,439
Accrued compensation	90,512	91,703
Derivative liability	—	711,692
Net deferred income tax liability	—	327,162
Other current liabilities	134,334	125,622

	773,287	2,799,519
Deferred liabilities and credits
Net deferred income tax liability	471,623	555,593
Other deferred liabilities and credits	368,045	328,070

	839,668	883,663
Long-term debt	1,621,422	1,632,226
Commitments and contingencies
Minority interest	649,700	651,537
Preferred shares	852	860
Common stockholders' equity
Common Shares, par value $.01 per share; authorized 100,000,000 shares; issued 56,598,000 and 56,581,000 shares, respectively	566	566
Special Common Shares, par value $.01 per share; authorized 165,000,000 shares; issued 62,958,000 and 62,946,000 shares, respectively	630	629
Series A Common Shares, par value $.01 per share; authorized 25,000,000 shares; issued and outstanding 6,461,000 and 6,442,000 shares, respectively	65	64
Capital in excess of par value	2,066,597	2,048,110
Treasury Shares at cost:
Common Shares, 4,951,000 and 3,433,000 shares, respectively	(163,012)	(120,544)
Special Common Shares, 8,868,000 and 4,712,000 shares, respectively	(350,087)	(204,914)
Accumulated other comprehensive income	(16,812)	511,776
Retained earnings	2,229,540	1,690,651

	3,767,487	3,926,338

Total liabilities and stockholders' equity	$7,652,416	$9,894,143

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.

Consolidated Statement of Common Stockholders' Equity

					Treasury Shares
								Accumulated Other Comprehensive (Loss) Income
	Common Shares	Special Common Shares	Series A Common Shares	Capital in Excess of Par Value	Common Shares	Special Common Shares	Comprehensive Income (Loss)		Retained Earnings
	(Dollars in thousands)
Balance, December 31, 2005	$565	$629	$64	$1,961,200	$(208,156)	$(210,600)		$363,641	$1,309,852
Comprehensive Income:
Net income	—	—	—	—	—	—	$161,759	—	161,759
Net unrealized losses on securities	—	—	—	—	—	—	171,705	171,705	—
Net unrealized losses on derivative instruments	—	—	—	—	—	—	(490)	(490)	—
Additional liability of defined benefit pension plan(1)	—	—	—	—	—	—	(322)	(322)	—

Comprehensive income	—	—	—	—	—	—	$332,652

Application of provisions of SFAS 158 on post-retirement plans	—	—	—	—	—	—		(12,421)	—
Dividends:
Common, Special Common and Series A Common Shares	—	—	—	—	—	—		—	(42,876)
Preferred Shares	—	—	—	—	—	—		—	(165)
Conversion of Series A and Preferred Series TT Shares(2)	1	—	—	3,000	—	—		—	—
Dividend reinvestment plan	—	—	—	1,613	—	—		—	—
Incentive and compensation plans	—	—	—	(15,451)	21,053	23,222		—	—
Adjust investment in subsidiaries for repurchases, issuances and other compensation plans	—	—	—	14,079	—	—		—	—
Stock-based compensation awards(3)	—	—	—	22,992	—	362		—	—
Tax windfall benefits from stock awards(4)	—	—	—	5,173	—	—		—	—
Other	—	—	—	(9)	—	—		—	—

Balance, December 31, 2006	$566	$629	$64	$1,992,597	$(187,103)	$(187,016)		$522,113	$1,428,570

Comprehensive Income:
Net income	—	—	—	—	—	—	$386,112	—	386,112
Net unrealized losses on securities	—	—	—	—	—	—	(114,907)	(114,907)	—
Net unrealized losses on derivative instruments	—	—	—	—	—	—	80,122	80,122	—
Changes in plan assets and projected benefit obligation related to retirement plans	—	—	—	—	—	—	3,403	3,403	—
Termination of defined benefit pension plan(1)	—	—	—	—	—	—	322	322	—

Comprehensive income	—	—	—	—	—	—	$355,052		—

Application of provisions of FIN 48	—	—	—	—	—	—		20,723	(16,323)
Dividends:
Common, Special Common and Series A Common Shares	—	—	—	—	—	—		—	(45,778)
Preferred Shares	—	—	—	—	—	—		—	(52)
Repurchase of shares	—	—	—	—	—	(126,668)		—	—
Dividend reinvestment plan	—	—	—	1,483	—	—		—	—
Incentive and compensation plans	—	—	—	368	66,559	108,770		—	(61,878)
Adjust investment in subsidiaries for repurchases, issuances and other compensation plans	—	—	—	8,431	—	—		—	—
Stock-based compensation awards(3)	—	—	—	17,219	—	—		—	—
Tax windfall benefits from stock awards(4)	—	—	—	28,376	—	—		—	—
Other	—	—	—	(364)	—	—		—	—

Balance, December 31, 2007	$566	$629	$64	$2,048,110	$(120,544)	$(204,914)		$511,776	$1,690,651

Telephone and Data Systems, Inc.

Consolidated Statement of Common Stockholders' Equity

					Treasury Shares
								Accumulated Other Comprehensive (Loss) Income
	Common Shares	Special Common Shares	Series A Common Shares	Capital in Excess of Par Value	Common Shares	Special Common Shares	Comprehensive Income (Loss)		Retained Earnings
	(Dollars in thousands)
Balance, December 31, 2007	$566	$629	$64	$2,048,110	$(120,544)	$(204,914)		$511,776	$1,690,651
Comprehensive Income:
Net income	—	—	—	—	—	—	$93,541	—	93,541
Net unrealized losses on securities	—	—	—	—	—	—	(17,509)	(17,509)	—
Changes in plan assets and projected benefit obligation related to retirement plans	—	—	—	—	—	—	(8,402)	(8,402)	—

Comprehensive income	—	—	—	—	—	—	$67,630		—

Adoption of FAS 159	—	—	—	—	—	—		(502,677)	502,677
Dividends:
Common, Special Common and Series A Common Shares	—	—	—	—	—	—		—	(47,256)
Preferred Shares	—	—	—	—	—	—		—	(52)
Repurchase of shares	—	—	—	—	(44,624)	(154,983)		—	—
Dividend reinvestment plan	—	1	1	1,755	—	—		—	—
Incentive and compensation plans	—	—	—	51	2,156	9,810		—	(10,021)
Adjust investment in subsidiaries for repurchases, issuances and other compensation plans	—	—	—	8,690	—	—		—	—
Stock-based compensation awards(3)	—	—	—	7,571	—	—		—	—
Tax windfall benefits from stock awards(4)	—	—	—	420	—	—		—	—

Balance, December 31, 2008	$566	$630	$65	$2,066,597	$(163,012)	$(350,087)		$(16,812)	$2,229,540

(1)
Represents additional liability of an individual telephone company's defined benefit pension plan which was terminated on November 13, 2007.

(2)
See Note 21—Preferred Shares in the Notes to Consolidated Financial Statements.

(3)
Reflects TDS Corporate and TDS Telecom's current year stock-based compensation awards impact on Capital in Excess of Par Value. U.S. Cellular's amounts are included in "Adjust investment in subsidiaries for repurchases, issuances and other compensation plans."

(4)
Reflects tax windfalls/(shortfalls) associated with the exercise of options and the vesting of restricted stock awards of TDS Common Shares and TDS Special Common Shares. U.S. Cellular's tax windfalls/(shortfalls) associated with the exercise of options and the vesting of restricted stock awards of U.S. Cellular are included in "Adjust investment in subsidiaries for repurchases, issuances and other compensation plans."

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Telephone and Data Systems, Inc. ("TDS™") is a diversified telecommunications company providing high-quality telecommunications services in 36 states to approximately 6.2 million wireless customers and 1.2 million wireline equivalent access lines at December 31, 2008. TDS conducts substantially all of its wireless operations through its 81% owned subsidiary, United States Cellular Corporation ("U.S. Cellular®"), and provides wireline services through its incumbent local exchange carrier ("ILEC") and competitive local exchange carrier ("CLEC") operations under its wholly owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom®"). TDS conducts printing and distribution services through its 80% owned subsidiary, Suttle-Straus, Inc. ("Suttle-Straus®"), which represents a small portion of TDS' operations.

TDS has three reportable segments: (i) U.S. Cellular's wireless operations; (ii) TDS Telecom's ILEC wireline operations and (iii) TDS Telecom's CLEC wireline operations. TDS does not have any foreign operations. See Note 22—Business Segment Information, for summary financial information on each business segment.

Principles of Consolidation

The accounting policies of TDS conform to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of TDS, its majority-owned subsidiaries, general partnerships in which it has a majority partnership interest and any entity in which TDS has a variable interest that requires TDS to recognize a majority of the entity's expected gains or losses. All material intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2008 financial statement presentation. These reclassifications did not affect consolidated net income, cash flows, assets, liabilities or stockholders' equity for the years presented.

Business Combinations

TDS uses the purchase method of accounting for business combinations and, therefore, costs of acquisitions include the value of the consideration given and all related direct and incremental costs related to acquisitions. All costs relating to unsuccessful negotiations for acquisitions are charged to expense when the acquisition is no longer considered probable.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are involved in accounting for revenue, contingencies and commitments, goodwill and indefinite-lived intangible assets, asset retirement obligations, derivatives, depreciation, amortization and accretion, allowance for doubtful accounts, stock-based compensation and income taxes.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Outstanding checks totaled $28.5 million and $10.0 million at December 31, 2008 and 2007, respectively, and are classified as Accounts payable in the Consolidated Balance Sheet.

Short-term Investments

TDS holds certificates of deposit totaling $27.7 million at December 31, 2008 which are included in Short-term investments in the Consolidated Balance Sheet. These certificates of deposit had original maturities of between 180 days and one year and earn interest at annual rates between 1.75% and 2.00%. TDS held no certificates of deposit at December 31, 2007.

Accounts Receivable and Allowance for Doubtful Accounts

U.S. Cellular's accounts receivable primarily consist of amounts owed by customers pursuant to service contracts and for equipment sales, by agents for equipment sales, by other wireless carriers whose customers have used U.S. Cellular's wireless systems and by unaffiliated third-party partnerships or corporations pursuant to equity distribution declarations.

TDS Telecom's accounts receivable primarily consist of amounts owed by customers for services provided, by connecting companies for carrying interstate and intrastate long-distance traffic on its network, and by interstate and intrastate revenue pools that distribute access charges.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. TDS does not have any off-balance sheet credit exposure related to its customers.

The changes in the allowance for doubtful accounts during the years ended December 31, 2008, 2007 and 2006 were as follows:

Year Ended December 31,	2008	2007	2006
	(Dollars in thousands)
Beginning Balance	$21,623	$25,383	$20,820
Additions, net of recoveries	83,004	74,988	70,366
Deductions	(85,425)	(78,748)	(65,803)

Ending Balance	$19,202	$21,623	$25,383

Inventory

Inventory primarily consists of handsets stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement costs. TDS Telecom's materials and supplies are stated at average cost.

Fair Value Measurements

Effective January 1, 2008, TDS adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"), for its financial assets and liabilities. Also on January 1, 2008, TDS elected to adopt the provisions of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 ("SFAS 159"), for certain assets and liabilities.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SFAS 157 Adoption

SFAS 157 defines "fair value," establishes a framework for measuring fair value in the application of GAAP, and expands disclosures about fair value measurements. SFAS 157 does not expand the use of fair value measurements in financial statements, but standardizes its definition and application in GAAP. SFAS 157 provides that fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). This pronouncement establishes a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 2 inputs must be observable either directly or indirectly for substantially the full term of the financial instrument. Level 3 inputs are unobservable. As of December 31, 2008 TDS did not have any financial assets or liabilities that required the application of SFAS 157 for purposes of valuing and reporting such amounts in its Consolidated Balance Sheet.

SFAS 159 Adoption

SFAS 159 permits companies to choose to measure various financial instruments and certain other items at fair value. Pursuant to the provisions of SFAS 159, at the date the option is elected, entities are required to record a cumulative-effect adjustment to beginning retained earnings. In subsequent periods, for those instruments in which the fair value option is elected, unrealized gains and losses are recorded in the Consolidated Statement of Operations. On January 1, 2008, TDS adopted SFAS 159 for its investment in Deutsche Telekom Ordinary Shares, and also for the "collar" portions of the variable prepaid forward contracts ("forward contracts") related to such Deutsche Telekom stock.

TDS adopted SFAS 159 for these items in order to better align the financial statement presentation of the unrealized gains and losses attributable to these items with their underlying economics. Specifically, prior to the adoption of SFAS 159 for these items, the Deutsche Telekom stock was subject to the recognition provisions of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"), which required that the unrealized gains and losses on such stock be recorded in Accumulated other comprehensive income, a balance sheet account. Since the related collars did not qualify as cash flow hedges after June 2003, the changes in the fair value of the collars were reported in the Consolidated Statement of Operations in accordance with the requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), after this date. As a result of adopting SFAS 159 for both the Deutsche Telekom stock and the related collars, unrealized gains and losses on both of these items were recorded in the Consolidated Statement of Operations as (Gain) loss on investments and financial instruments beginning January 1, 2008. Such gains and losses were expected to substantially offset each other, and thus better reflect the economics of the collars, which were established to hedge the variability in the fluctuations of the fair value of the underlying Deutsche Telekom stock.

See Note 2—Fair Value Measurements for more details on the impact of the adoption of SFAS 157 and SFAS 159.

Marketable Equity Securities

As of December 31, 2008, TDS does not hold any marketable equity securities. Marketable equity securities held at December 31, 2007, were classified as available-for-sale and were stated at fair market value. Net unrealized holding gains and losses were included in Accumulated other comprehensive income, net of tax except for gains and losses on Deutsche Telekom stock during 2008, as described in Fair Value Measurements above. Realized gains and losses recognized at the time of disposition were

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

determined on the basis of specific identification. See Note 10—Marketable Equity Securities and Variable Prepaid Forward Contracts for additional information.

Derivative Financial Instruments

TDS used derivative financial instruments in the form of variable prepaid forward contracts ("forward contracts") to reduce risks related to fluctuations in market prices of marketable equity securities. At December 31, 2007, TDS had forward contracts in place with respect to substantially all TDS' marketable equity security portfolio, hedging the market price risk with respect to the contracted securities. Some of these forward contracts matured in 2007 and the remaining contracts matured in 2008. The downside market risk was hedged at or above the accounting cost basis of the securities.

TDS used derivative financial instruments to reduce marketable equity security market value risk. TDS did not hold or issue derivative financial instruments for trading purposes. TDS recognized all of the forward contracts as either assets or liabilities in the Consolidated Balance Sheet and measured those instruments at their fair value. Changes in fair value of those instruments are reported in the Consolidated Statement of Operations or classified as Accumulated other comprehensive income, net of tax, in the Consolidated Balance Sheet, depending on the use of the derivative and whether it qualified for hedge accounting. Qualification for hedge accounting is dependent on whether the hedge is anticipated to be highly effective in achieving offsetting changes in the fair value of the hedged item or cash flows of the asset hedged.

TDS originally designated the embedded collars within the forward contracts related to Deutsche Telekom Ordinary Shares and Vodafone American Depository Receipts ("ADRs") as cash flow hedges. Accordingly, all changes in the fair value of the embedded collars were recorded in Accumulated other comprehensive income, net of income taxes. Subsequently, upon contractual modifications to the terms of the collars of the contracts related to Deutsche Telekom Ordinary Shares in June 2003 and Vodafone ADRs in September 2002, the embedded collars no longer qualified for hedge accounting treatment and all changes in fair value of the collars from the time of the contractual modification to the termination or settlement of the terms of the collars have been included in the Consolidated Statement of Operations.

The VeriSign forward contract was designated as a fair value hedge. Changes in the fair value of the embedded collar were recognized in the Consolidated Statement of Operations.

See Note 2—Fair Value Measurements for more information.

Licenses

Licenses consist of costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless and fixed wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs related to acquiring the licenses. TDS has also allocated amounts to Licenses in conjunction with step acquisitions related to U.S. Cellular's repurchase of U.S. Cellular Common Shares.

TDS accounts for wireless licenses in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). In accordance with SFAS 142, TDS has determined that such wireless licenses have indefinite lives and, therefore, that the costs of the licenses are not subject to amortization.

TDS has determined that licenses are intangible assets with indefinite useful lives based on the following factors:

•
Radio spectrum is not a depleting asset.

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•
The ability to use radio spectrum is not limited to any one technology.

•
U.S. Cellular and its consolidated subsidiaries are licensed to use radio spectrum through the FCC licensing process, which enables licensees to utilize specified portions of the spectrum for the provision of wireless service.

•
U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years. From the inception of U.S. Cellular to date, all of U.S. Cellular's license renewal applications have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged, either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy." Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have "substantially complied" with FCC rules and policies. U.S. Cellular believes that it could demonstrate its entitlement to a renewal expectancy in any of its markets in the unlikely event that any of its license renewal applications were challenged and, therefore, believes that it is probable that its future license renewal applications will be granted.

Goodwill

TDS has goodwill as a result of its acquisitions of wireless markets, the acquisition of operating telephone companies and step acquisitions related to U.S. Cellular's repurchase of U.S. Cellular Common Shares. Such goodwill represents the excess of the total purchase price of acquisitions over the fair values of acquired assets, including licenses and other identifiable intangible assets, and liabilities assumed.

Impairment of Intangible Assets

Licenses and goodwill must be reviewed for impairment annually or more frequently if events or changes in circumstances indicate that any of such assets might be impaired. TDS performs the required annual impairment review on its licenses and goodwill during the second quarter of its fiscal year. TDS also performed an impairment test on its licenses and goodwill in the fourth quarter of 2008 as a result of the further deterioration in the credit and financial markets and the accelerated decline in the overall economy.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for that difference.

Quoted market prices in active markets are the best evidence of fair value of an intangible asset or reporting unit and are used when available. If quoted market prices are not available, the estimate of fair

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value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues, or similar performance measures. The use of these techniques involve assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or different valuation methodologies could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2008, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic groupings of FCC licenses, representing five geographic service areas. U.S. Cellular tests licenses for impairment of the level of reporting referred to as a unit of accounting. For purposes of its annual impairment testing of licenses in the second quarter of 2008, U.S. Cellular combined its FCC licenses into nineteen units of accounting pursuant to FASB Emerging Issues Task Force ("EITF") Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets ("EITF 02-7") and SFAS 142. Of these, fourteen of such nineteen units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. Subsequent to the second quarter 2008 licenses impairment testing, previously unutilized licenses in one unit of accounting were deployed in one of the five units of accounting that represent developed operating markets. As a result, U.S. Cellular's impairment testing of licenses conducted in the fourth quarter of 2008 was applied to eighteen units of accounting, thirteen of which represent areas that are not being utilized.

For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach is used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process are the discount rate, estimated future cash flows, projected capital expenditures and terminal value multiples.

For purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the units of accounting that represent developed operating markets using an excess earnings methodology. This excess earnings methodology estimates the fair value of the units of accounting by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill. For units of accounting which consist of licenses that are not being utilized, U.S. Cellular prepares estimates of fair value by reference to fair market values indicated by recent auctions and market transactions where available.

TDS has recorded amounts as licenses and goodwill as a result of accounting for U.S. Cellular's purchases of U.S. Cellular Common Shares as step acquisitions using purchase accounting. TDS' ownership percentage of U.S. Cellular increases upon these U.S. Cellular share repurchases. The purchase price in excess of the fair value of the net assets acquired is allocated principally to licenses and goodwill. For impairment testing purposes, the additional TDS licenses and goodwill amounts are allocated to the same reporting units and units of accounting used by U.S. Cellular. Consequently, U.S. Cellular's license and goodwill balances reported on a stand-alone basis do not match the TDS consolidated licenses and goodwill balances for U.S. Cellular, and impairment losses recognized by TDS related to U.S. Cellular licenses and goodwill may exceed those recognized by U.S. Cellular.

TDS Telecom has recorded goodwill primarily as a result of the acquisition of operating telephone companies and has assigned this goodwill to its ILEC reporting unit. For the purposes of impairment

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testing, the publicly-traded guideline company method and the recent transaction method were utilized. The publicly-traded guideline company method develops an indication of value by calculating market pricing multiples for selected publicly-traded companies. The recent transaction method calculates market pricing multiples based upon recent actual acquisitions of similar businesses. In both methods, the developed multiples are applied to the appropriate financial measure of TDS Telecom's ILEC reporting unit to determine the reporting unit's fair value.

Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of investments in which TDS holds a non-controlling ownership interest of 50% or less. TDS follows the equity method of accounting for such investments in which its ownership interest equals or exceeds 20% for corporations and equals or exceeds 3% for partnerships and limited liability companies. The cost method of accounting is followed for such investments in which TDS' ownership interest is less than 20% for corporations and is less than 3% for partnerships and limited liability companies, and for investments for which TDS does not have the ability to exercise significant influence.

For its equity method investments for which financial information is readily available, TDS records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, TDS records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

U.S. Cellular

U.S. Cellular's Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to Cost of services and products or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and charging it, together with removal cost less any salvage realized, to Loss on asset disposals, net.

Costs of developing new information systems are capitalized in accordance with Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"), and amortized over their expected economic useful lives.

TDS Telecom

TDS Telecom's property, plant and equipment is stated at the original cost of construction including the capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to Cost of services and products. TDS Telecom's ILEC operations primarily use a group composite depreciation method. Under this method, when plant is retired, the original cost, net of salvage value, is charged against accumulated depreciation. A loss is recognized to the extent the cost to remove the plant exceeds the amounts established under the asset retirement obligation. For TDS Telecom's CLEC

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operations, retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and charging it, together with removal cost less any salvage realized, to Loss on asset disposals, net.

Prior to the third quarter of 2007, TDS Telecom's ILEC operations followed accounting for regulated enterprises prescribed by SFAS No. 71, Accounting for the Effects of Certain Types of Regulation ("SFAS 71"). In the third quarter of 2007, management determined that it was no longer appropriate to continue the application of SFAS 71 for reporting its financial results. See Note 4—Extraordinary Item.

Prior to the discontinuance of SFAS 71, TDS Telecom's ILEC operations accounted for retirements by removing the original cost of the depreciable property retired from plant in service and, together with removal cost less any salvage realized, recorded this amount to accumulated depreciation. As a result, no gain or loss was recognized on ordinary retirements of depreciable telephone property.

Costs of developing new information systems are capitalized in accordance with SOP 98-1 and amortized over their expected economic useful lives.

Depreciation

TDS provides for depreciation using the straight-line method over the estimated useful life of the assets. However, prior to the discontinuance of SFAS 71 in the third quarter of 2007, TDS Telecom's ILEC operations provided for depreciation according to depreciable rates approved by state public utility commissions.

TDS depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms, as defined in SFAS No. 13, Accounting for Leases ("SFAS 13"), as amended.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. U.S. Cellular and TDS Telecom did not materially change the useful lives of their property, plant and equipment in 2008, 2007 or 2006.

Impairment of Long-lived Assets

TDS reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test for tangible long-lived assets is a two-step process. The first step compares the carrying value of the asset with the estimated undiscounted cash flows over the remaining asset life. If the carrying value of the asset is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the carrying value of the asset to its estimated fair value. If the carrying value exceeds the estimated fair value (less cost to sell), an impairment loss is recognized for the difference.

Quoted market prices in active markets are the best evidence of fair value of a tangible long-lived asset and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique. The use of this technique involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or the use of different valuation methodologies could create materially different results.

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Other Assets and Deferred Charges

Other assets and deferred charges primarily represent legal and other charges related to various borrowing instruments, and are amortized over the respective term of each instrument. The amounts for deferred charges included in the Consolidated Balance Sheet at December 31, 2008 and 2007 are shown net of accumulated amortization of $22.0 million and $19.9 million, respectively.

Asset Retirement Obligations

TDS accounts for asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), and FASB Interpretation ("FIN") No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, TDS records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any differences between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations.

Prior to the discontinuance of SFAS 71 in the third quarter of 2007, TDS Telecom's ILEC operations' asset retirement obligations consisted of a regulatory liability and an additional liability as required by SFAS 143. These combined amounts made up the asset retirement obligation.

Treasury Shares

Common Shares and Special Common Shares repurchased by TDS are recorded at cost as Treasury shares and result in a reduction of stockholders' equity. Treasury shares are reissued as part of TDS' stock-based compensation programs. When treasury shares are reissued, TDS determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Capital in excess of par value or Retained earnings.

Revenue Recognition

U.S. Cellular

Revenues from wireless operations consist primarily of:

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Charges for access, airtime, roaming, long distance, data and other value added services provided to U.S. Cellular's retail customers and to end users through third-party resellers;

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Charges to carriers whose customers use U.S. Cellular's systems when roaming;

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Sales of equipment and accessories; and

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Amounts received from the Universal Service Fund in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier ("ETC").

Revenues related to wireless services are recognized as services are rendered. Revenues billed in advance or in arrears of the services being provided are estimated and deferred or accrued, as appropriate. Sales of equipment and accessories represent a separate earnings process. Revenues from sales of equipment and accessories are recognized when title passes to the agent or end-user customer, usually upon delivery.

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In order to provide better control over handset quality, U.S. Cellular sells handsets to agents. In most cases, the agents receive rebates from U.S. Cellular at the time the agents activate new customers for U.S. Cellular service or retain existing customers. U.S. Cellular accounts for the discount on sales of handsets to agents in accordance with EITF Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) ("EITF 01-9"). This standard requires that revenue be reduced by the anticipated rebate to be paid to the agent at the time the agent purchases the handset rather than at the time the agent enrolls a new customer or retains a current customer. Similarly, U.S. Cellular offers certain rebates to retail customers who purchase new handsets; in accordance with EITF 01-9, the revenue from a handset sale which includes such a rebate is recorded net of the anticipated rebate.

Activation fees charged with the sale of service only, where U.S. Cellular does not also sell a handset to the end user, are deferred and recognized over the average service period. U.S. Cellular defers recognition of a portion of commission expenses related to activations in the amount of deferred activation fee revenues. This method of accounting provides for matching of revenues from activations to direct incremental costs associated with such activations within each reporting period.

Under EITF Issue 00-21, Accounting for Multiple Element Arrangements ("EITF 00-21"), the activation fee charged with the sale of equipment and service is allocated to the equipment and service based upon the relative fair values of each item. This generally results in the recognition of the activation fee as additional handset revenue at the time of sale.

ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular's designation as an ETC in various states.

TDS Telecom

Revenue from wireline operations consist primarily of charges for:

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The provision of local telephone exchange service;

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Compensation for carrying interstate and intrastate long-distance traffic on TDS Telecom's local telephone networks;

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Leasing, selling, installing and maintaining customer premise equipment;

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Providing billing and collection services;

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Providing broadband services;

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Reselling long-distance services; and

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Selling digital broadcast satellite service.

Revenues are recognized as services are rendered. Activation fees charged are deferred and recognized over the average customer's service period.

TDS Telecom offers some products and services that are provided by third-party vendors. The relationships between TDS Telecom, the vendor and the end customer are reviewed to assess whether revenue should be reported on a gross or net basis. The evaluation and ultimate determination is based on indicators provided in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent ("EITF 99-19"). The primary product TDS Telecom provides through a third party vendor is satellite television service. TDS records satellite television service revenue on a net basis in accordance with the provisions of EITF 99-19.

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TDS Telecom offers discounts and incentives to customers who receive certain groupings of products and services (bundled arrangements). These discounts are recognized concurrently with the associated revenue and are allocated to the various products and services in the bundled offering based on their relative fair value based on guidance provided in EITF 00-21. A bundled service offering TDS Telecom currently offers is telephone service, digital subscriber line ("DSL") service and satellite television service.

Discounts and incentives currently offered by TDS Telecom that are given directly to customers are reviewed and recorded in the financial statements as a reduction of Operating revenues, based on the provisions of EITF Issue No. 01-9.

TDS' ILECs participate in revenue pools with other telephone companies for interstate revenue and for certain intrastate revenue. Such pools are funded by toll revenue and/or access charges within state jurisdictions and by access charges in the interstate market. Revenues earned through the various pooling processes are recorded based on estimates following the National Exchange Carrier Association's rules as approved by the FCC.

Amounts Collected from Customers and Remitted to Governmental Authorities

TDS records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and TDS merely acts as an agent in collecting the tax on behalf of the imposing governmental authority. If the tax is assessed upon TDS, then amounts collected from customers as recovery of the tax are recorded in Operating revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $161.9 million, $147.8 million and $93.3 million for 2008, 2007 and 2006, respectively. The increase in amounts recorded gross in revenues during 2007 reflected significant growth in the billed revenues upon which the taxes are based as well as an increase in the safe harbor factor prescribed by the FCC that is used to determine the portion of billed revenues that is subject to the federal universal service fund charge.

Advertising Costs

TDS expenses advertising costs as incurred. Advertising expense totaled $284.9 million, $240.3 million and $224.9 million in 2008, 2007 and 2006, respectively.

Income Taxes

TDS files a consolidated federal income tax return. Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using the tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Effective January 1, 2007, TDS adopted FASB Interpretation ("FIN") 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). Under FIN 48, TDS evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and

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records an amount based on that assessment. TDS had previously set up tax accruals, as needed, to cover its potential liability for income tax uncertainties pursuant to SFAS No. 5, Accounting for Contingencies ("SFAS 5").

Stock-Based Compensation

TDS has established long-term incentive plans, employee stock purchase plans, dividend reinvestment plans, and a non-employee director compensation plan which are described more fully in Note 21—Stock-Based Compensation.

Prior to January 1, 2006, TDS accounted for these plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Effective January 1, 2006, TDS adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)"), using the modified prospective transition method. Under the modified prospective transition method, compensation costs recognized in 2006, 2007 and 2008 include: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

Under SFAS 123(R), the long-term incentive plans, the employee stock purchase plans, and the non-employee director compensation plans of TDS and U.S. Cellular are considered compensatory plans; therefore, recognition of compensation costs for grants made under these plans is required. Under SFAS 123(R), the dividend reinvestment plan of TDS is not considered a compensatory plan, therefore recognition of compensation costs for grants made under this plan is not required.

Upon adoption of SFAS 123(R), TDS elected to continue to value its share-based payment transactions using a Black-Scholes valuation model, which it previously used for purposes of preparing the pro forma disclosures under SFAS 123. Under the provisions of SFAS 123(R), stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are ultimately expected to vest. Accordingly, stock-based compensation cost recognized has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures and expected life are estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. TDS believes that its historical experience provides the best estimates of future pre-vesting forfeitures and future expected life. The expected volatility assumption is based on the historical volatility of TDS' common stock over a period commensurate with the expected life. The dividend yield is included in the assumptions. The risk-free interest rate assumption is determined using the implied yield for zero-coupon U.S. government issues with a remaining term that approximates the expected life of the stock options.

Compensation cost for stock option awards is recognized over the respective requisite service period of the awards, which is generally the vesting period, on a straight-line basis over the requisite service period for each separate vesting portion of the awards as if the awards were, in-substance, multiple awards (graded vesting attribution method).

Upon adoption of SFAS 123(R), TDS and U.S. Cellular adopted the "non-substantive vesting method," which requires recognition of the expense related to stock options and restricted stock units granted to retirement-eligible employees over the period of time from the date of grant to the date the award would

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vest if the employee chose to retire, which generally accelerates the expense for the awards granted to these retirement-eligible employees.

Operating Leases

TDS is party to various lease agreements for office space, retail sites, cell sites and equipment that are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. TDS accounts for certain operating leases that contain rent abatements, lease incentives and/or fixed rental increases by recognizing lease revenue and expense on a straight-line basis over the lease term in accordance with SFAS 13 and related pronouncements.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measurements in financial statements, but standardizes its definition and guidance in GAAP. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy from observable market data as the highest level to an entity's own fair value assumptions about market participant assumptions as the lowest level. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, to defer the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. TDS adopted SFAS 157 for its financial assets and liabilities effective January 1, 2008 with no material impact on its financial position or results of operations. In October 2008, the FASB issued FSP FAS 157-3 to clarify and demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. As of December 31, 2008, TDS did not have any financial assets or liabilities that required the application of SFAS 157 for purposes of reporting such amounts in its Consolidated Balance Sheet. TDS adopted SFAS 157 for its nonfinancial assets and liabilities effective January 1, 2009. The provisions of SFAS 157 related to nonfinancial assets and liabilities are applicable to nonrecurring transactions which makes the impact indeterminable until specific transactions occur.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations—a replacement of FASB Statement No. 141 ("SFAS 141(R)"). SFAS 141(R) replaces SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141(R) retains the underlying concept of SFAS 141 in that all business combinations are still required to be accounted for at fair value in accordance with the acquisition method. However, SFAS 141(R) changes the method of applying the acquisition method in a number of significant aspects, such as requiring the expensing of transaction costs and requiring the acquiror to recognize 100% of the acquiree's assets and liabilities, rather than a proportional share, for acquisitions of less than 100% of a business. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109, Accounting for Income Taxes, such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) also would be determined in accordance with the provisions of SFAS 141(R). TDS adopted SFAS 141(R) effective January 1, 2009. The provisions of SFAS 141(R) related to business combinations are applicable to nonrecurring transactions which makes the impact on

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NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

future transactions indeterminable until such transactions occur. Upon its adoption of SFAS 141(R), TDS expensed all transaction costs incurred and capitalized in 2008 for any business combination that did not close until after January 1, 2009. This treatment did not have a significant impact on TDS' financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries—a replacement of ARB No. 51 ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, as amended by SFAS No. 94, Consolidation of All Majority Owned Subsidiaries, to establish new standards that will govern the accounting and reporting of (1) noncontrolling interests (commonly referred to as minority interests) in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. Generally, the adoption of FAS 160 impacts the location of where items are classified in the financial statements rather than the amounts recorded. For instance, SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported in the balance sheet as a component of stockholders' equity. Previously, minority interests generally were reported in the balance sheet as a separate caption between non-current liabilities and stockholders' equity. In addition, SFAS 160 clarifies that consolidated net income should include amounts attributable to both the parent and the noncontrolling interest. Previously, net income attributable to the noncontrolling interest was reported as an expense or other deduction in arriving at consolidated net income. SFAS 160 also establishes that once control of a subsidiary is obtained, changes in ownership interests in that subsidiary that do not result in a loss of control shall be accounted for as equity transactions, not as step acquisitions under SFAS 141. Finally, SFAS 160 clarifies that losses will now be attributed to noncontrolling interest holders even if that means that their equity balances would be reduced to amounts less than zero. Previous accounting rules generally did not allow the equity balance of a noncontrolling interest holder to be reduced to an amount less than zero. The provisions of SFAS 160 are to be applied prospectively beginning January 1, 2009 except for the presentation and disclosure requirements, which will be applied retrospectively to all periods presented in TDS' financial statements issued on or after January 1, 2009. TDS adopted SFAS 160 effective January 1, 2009. Since TDS has significant noncontrolling interests, this standard will affect the presentation and disclosure of TDS' noncontrolling interests, but generally not the recorded amount, as discussed in this paragraph.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 expands the disclosure requirements for derivative instruments and hedging activities. The Statement specifically requires entities to provide enhanced disclosures addressing the following: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. TDS adopted SFAS 161 effective January 1, 2009, and such adoption will have no impact on its financial statement disclosures.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. TDS adopted FSP FAS 142-3 effective January 1, 2009, and such adoption will have no material impact on its financial position or results of operations.

In November 2008, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 08-6, Equity Method Investment Accounting Considerations, EITF Issue No. 08-7, Accounting for Defensive Intangible Assets,

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and EITF Issue No. 08-8, Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity's Consolidated Subsidiary, to help clarify the application of SFAS 141(R) and SFAS 160. TDS adopted the EITF Issues effective January 1, 2009, and such adoption will have no material impact to its financial position or results of operations.

In December 2008, the FASB issued FSP FAS 132(R)-1, Employers' Disclosures about Postretirement Benefit Plan Assets ("FSP FAS 132(R)-1"). FSP FAS 132(R)-1 provides guidance on disclosing information about assets held in a defined benefit pension or other postretirement plan. The guidance addresses disclosures relating to (a) categories of plan assets, (b) concentrations of risk arising within or across categories of plan assets, and (c) fair value measurements of plan assets. FSP FAS 132(R)-1 is effective for TDS on December 31, 2009 and will impact TDS' financial statement disclosures related to its defined benefit postretirement plans.

NOTE 2    FAIR VALUE MEASUREMENTS

Effective January 1, 2008, TDS adopted the provisions of SFAS 157 for its financial assets and liabilities. Also on January 1, 2008, TDS elected to adopt the provisions of SFAS 159 for its Deutsche Telekom Ordinary Shares and related collars. See Note 1—Summary of Significant Accounting Policies (Fair Value Measurements) for additional details on the adoption of SFAS 157 and SFAS 159.

As a result of the election of SFAS 159 for its Deutsche Telekom Ordinary Shares and related collars, TDS recorded an adjustment to increase January 1, 2008 beginning retained earnings by $502.7 million, net of $291.2 million of income taxes. This amount reflects an unrealized gain attributable to the Deutsche Telekom Ordinary Shares of $647.3 million, net of income taxes of $374.9 million, offset by an unrealized loss on the related collars of $144.6 million, net of income taxes of $83.7 million. The unrealized loss on the collars was attributable to the periods from inception to June 2003. During such periods the collars qualified as cash flow hedges and the changes in the fair value were recorded as a component of Accumulated other comprehensive income.

There were no tax accounting implications to the Consolidated Balance Sheet or Statement of Operations upon TDS' election of the fair value option for its Deutsche Telekom Ordinary Shares and related collars other than to reclassify the related tax effects from Accumulated other comprehensive income to beginning Retained earnings, as mentioned above.

The following table summarizes the impact of the adoption of SFAS 159 as of January 1, 2008:

	Balance Sheet prior to the adoption of SFAS 159 on January 1, 2008	Net unrealized gain reclassified upon adoption	Balance Sheet after adoption of SFAS 159 on January 1, 2008
Marketable equity securities	$1,917,893	$—	$1,917,893
Derivative liabilities	711,692	—	711,692
Accumulated other comprehensive income	511,776	(502,677)	9,099
Retained earnings	1,690,651	502,677	2,193,328

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 2    FAIR VALUE MEASUREMENTS (Continued)

In 2008, TDS disposed of all 85,969,689 Deutsche Telekom Ordinary Shares and settled all outstanding forward contracts related to such shares—see Note 10—Marketable Equity Securities and Variable Prepaid Forward Contracts, for more information on these settlements.

The following table details the (Gain) loss on investments and financial instruments included in the Statements of Operations:

Year Ended December 31,	2008	2007	2006
	(Dollars in thousands)
Gains (losses) on marketable equity securities and derivative instruments
Deutsche Telekom:
Gain on disposition of securities(1)	$—	$366,684	$—
Loss on the settlement of variable prepaid forward contracts(1)	—	(117,825)	—
Increase/(decrease) in the fair value of securities (asset)(2)	(294,827)	—	—
(Increase)/decrease in the fair value of the embedded collars in the variable prepaid forward contracts (liability)	295,389	(327,169)	(224,066)

	562	(78,310)	(224,066)
Vodafone Group Plc:
Gain on disposition of securities(1)	—	178,895	—
Loss on the settlement of variable prepaid forward contracts(1)	—	(7,296)	—
(Increase) in the fair value of the embedded collars in the variable prepaid forward contracts (liability)	—	(24,901)	(77,041)

	—	146,698	(77,041)
VeriSign:
Gain on disposition of securities(1)	—	6,234	—
Increase in the fair value of securities (asset)	—	5,171	5,030
(Increase) in the fair value of the embedded collars in the variable prepaid forward contracts (liability)	—	(4,671)	(3,448)

	—	6,734	1,582
Rural Cellular Corporation:
Gain on disposition of securities	31,724	—	—
Other gains (losses)
Sale of Rural Telephone Bank Stock(3)	—	—	90,258
Sale of Midwest Wireless Communications, LLC(4)	—	6,301	70,427
Other	(691)	—	1,161

	$31,595	$81,423	$(137,679)

(1)
TDS and its subsidiaries held Vodafone ADRs, VeriSign Common Shares and Deutsche Telekom Ordinary Shares which were obtained in connection with the sale of non-strategic investments. TDS entered into a number of variable prepaid forward contracts related to the Vodafone ADRs, VeriSign and Deutsche Telekom securities that it held. During 2007 and 2008, all forward contracts related to the Vodafone ADRs, VeriSign shares, and Deutsche Telekom Ordinary shares were settled, and all remaining shares of these securities were sold. As a result, at December 31, 2008, TDS no longer owned Vodafone ADRs, VeriSign Common Shares and Deutsche Telekom Ordinary Shares, and no longer had any liability or other obligations under the related forward contracts.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 2    FAIR VALUE MEASUREMENTS (Continued)

(2)
On January 1, 2008, TDS adopted SFAS 159 for its investment in Deutsche Telekom Ordinary Shares. As a result of adopting SFAS 159 for the Deutsche Telekom Ordinary Shares, unrealized gains and losses on the shares were recorded in the Consolidated Statement of Operations as a (Gain) loss on investments and financial instruments. Prior to January 1, 2008, unrealized gains and losses on the shares were recorded to Accumulated other comprehensive income, a balance sheet account.

(3)
TDS Telecom has in the past obtained financing from the Rural Telephone Bank ("RTB"). In connection with such financings, TDS Telecom purchased stock in the RTB. TDS Telecom has repaid all of its debt to the RTB, but continued to own the RTB stock. In August 2005, the Board of Directors of the RTB approved resolutions to liquidate and dissolve the RTB. In order to effect the dissolution and liquidation, shareholders were asked to remit their shares to receive cash compensation for those shares. TDS Telecom remitted its shares and received $101.7 million in cash from the RTB and recorded a gain of $90.3 million in 2006.

(4)
On October 3, 2006, U.S. Cellular completed the sale of its interest in Midwest Wireless Communications, LLC ("Midwest Wireless") and recorded a gain of $70.4 million in 2006. An additional gain of $6.3 million was recorded in 2007 in connection with the release of certain proceeds held in escrow at the time of sale. See Note 7—Acquisitions, Divestitures and Exchanges, for more information on the disposition of Midwest Wireless.

NOTE 3    INCOME TAXES

Income tax expense charged to Income before income taxes, minority interest and extraordinary item is summarized as follows:

Year Ended December 31,	2008	2007	2006
	(Dollars in thousands)
Current
Federal	$448,041	$500,638	$269,331
State	18,338	32,190	24,080
Foreign	1,633	19,273	18,048
Deferred
Federal	(389,619)	(267,348)	(163,938)
State	(48,300)	(15,699)	(31,062)

	$30,093	$269,054	$116,459

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 3    INCOME TAXES (Continued)

A reconciliation of TDS' income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to TDS' effective income tax expense rate, is as follows:

Year Ended December 31,	2008		2007		2006
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Statutory federal income tax expense and rate	$53.6	35.0%	$239.9	35.0%	$113.2	35.0%
State income taxes, net of federal benefit(1)	(15.2)	(9.9)	10.6	1.6	(5.3)	(1.6)
Minority share of income not included in consolidated tax return(2)	(5.1)	(3.3)	3.0	0.5	(3.1)	(1.0)
Gains (losses) on investments, sales of assets and impairments of assets	(3.8)	(2.4)	—	—	0.1	—
Resolution of prior period tax issues	(0.1)	(0.1)	1.5	0.2	(0.4)	(0.1)
Foreign tax	1.1	0.7	12.5	1.8	11.7	3.6
Net research tax credit	(0.3)	(0.2)	(0.4)	(0.1)	(0.2)	(0.1)
Other differences, net	(0.1)	(0.1)	2.0	0.3	0.5	0.2

Total income tax expense and rate	$30.1	19.7%	$269.1	39.3%	$116.5	36.0%

(1)
State income taxes include changes in the valuation allowance which is primarily related to the ability to utilize net operating losses.

(2)
Minority share of income includes a $4.6 million charge in 2007 related to the write-off of deferred tax assets established in prior years for certain partnerships.

The foreign tax incurred in 2008, 2007 and 2006 related to the dividend received from Deutsche Telekom.

The pre-tax extraordinary gain from the discontinuance of SFAS 71 was decreased by deferred income tax expense of $27.0 million in 2007.

TDS' net current deferred income tax asset totaled $27.8 million at December 31, 2008, and primarily represents the deferred tax effects of accrued liabilities and the allowance for doubtful accounts on customer receivables.

TDS' net current deferred income tax liability totaled $327.2 million at December 31, 2007, and primarily represents the deferred income taxes on the current portion of marketable equity securities.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 3    INCOME TAXES (Continued)

TDS' noncurrent deferred income tax assets and liabilities at December 31, 2008 and 2007 and the temporary differences that gave rise to them were as follows:

Year Ended December 31,	2008	2007
	(Dollars in thousands)
Noncurrent deferred tax assets
Net operating loss carryforwards ("NOLs")	$80,946	$82,809
Other	89,273	89,824

	170,219	172,633
Less valuation allowance	(78,760)	(74,867)

Total noncurrent deferred tax assets	91,459	97,766

Noncurrent deferred tax liabilities
Property, plant and equipment	352,011	309,009
Partnership investments	53,217	85,939
Licenses	149,847	243,382
Other	8,007	15,029

Total noncurrent deferred tax liabilities	563,082	653,359

Net noncurrent deferred income tax liability	$471,623	$555,593

At December 31, 2008, TDS and certain subsidiaries had $1,393.9 million of state NOL carryforwards (generating a $76.9 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries that generated the losses. The state NOL carryforwards expire between 2009 and 2028. Certain subsidiaries that are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $4.0 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2009 and 2028. A valuation allowance was established for certain state NOL carryforwards and the federal NOL carryforwards since it is more than likely that a portion of such carryforwards will expire before they can be utilized.

During 2007, TDS reduced the valuation allowance on its deferred tax asset by $12.0 million which resulted in a deferred tax benefit of the same amount. This valuation allowance related to state income tax NOL carryforwards of certain TDS subsidiaries for which TDS previously believed it was more than likely that they would not be realized prior to the expiration of such carryforwards. However, these subsidiaries have experienced increases in both income before income taxes in recent years, and expected taxable income in future years. As a result, during 2007, TDS estimated that a portion of these NOL carryforwards previously assessed as not likely of realization, were more than likely realizable, and reduced its valuation allowance accordingly. No reductions in the valuation allowance that resulted in a deferred tax benefit occurred during 2008 or 2006.

Effective January 1, 2007, TDS adopted FIN 48. In accordance with FIN 48, TDS recognized a cumulative effect adjustment of $4.4 million, decreasing its liability for unrecognized tax benefits, interest and penalties and increasing the January 1, 2007 balance of Common stockholders' equity. Of this amount, $20.7 million increased Accumulated other comprehensive income and $16.3 million represents the cumulative reduction of beginning retained earnings.

At December 31, 2008, TDS had $39.2 million in unrecognized tax benefits which, if recognized, would reduce income tax expense by $25.1 million, net of the federal benefit from state income taxes. At December 31, 2007, TDS had $42.1 million in unrecognized tax benefits, which, if recognized, would reduce income tax expense by $22.0 million, net of the federal benefit from state income taxes.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 3    INCOME TAXES (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)	2008	2007
Balance at January 1,	$42,129	$28,430
Additions for tax positions of current year	6,687	6,389
Additions for tax positions of prior years	4,701	8,696
Reductions for tax positions of prior years	(11,237)	(928)
Reductions for settlements of tax positions	(2,884)	(192)
Reductions for lapses in statutes of limitations	(162)	(266)

Balance at December 31,	$39,234	$42,129

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet.

As of December 31, 2008, TDS believes it is reasonably possible that unrecognized tax benefits could change in the next twelve months. The nature of the uncertainty relates to the exclusion of certain transactions from state income taxes due primarily to anticipated closure of state income tax audits and the expiration of statutes of limitation. It is anticipated that these events could reduce unrecognized tax benefits in the range of $0.5 million to $3.6 million.

TDS recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The amounts charged to income tax expense totaled $8.1 million and $2.8 million in 2008 and 2007, respectively. Net accrued interest and penalties were $12.2 million and $4.1 million at December 31, 2008 and 2007, respectively.

TDS and its subsidiaries file federal and state income tax returns. With few exceptions, TDS is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2002. TDS' consolidated federal income tax returns for the years 2002 - 2007 are currently under examination by the Internal Revenue Service. Also, certain of TDS' state income tax returns are under examination by various state taxing authorities.

NOTE 4    EXTRAORDINARY ITEM

Prior to the third quarter of 2007, TDS Telecom's incumbent local exchange carrier ("ILEC") operations followed the accounting for regulated enterprises prescribed by SFAS 71. This accounting recognizes the economic effects of rate-making actions of regulatory bodies in the financial statements of the TDS Telecom ILEC operations.

During 2007, changes in TDS Telecom's business environment caused competitive forces to surpass regulatory forces such that TDS Telecom concluded that it was no longer reasonable to assume that rates set at levels that will recover the enterprise's cost can be charged to its customers.

TDS Telecom has experienced increasing access line losses due to increasing levels of competition across all of the ILEC service areas. Competition intensified in 2007 from cable and wireless operators who extended their investment beyond major markets to enable a broader range of voice and data services that compete directly with TDS Telecom's service offerings. These alternative telecommunications providers have transformed a pricing structure historically based on the recovery of costs to a pricing structure based on market conditions. Consequently, TDS Telecom has had to alter its strategy to compete in its markets. Specifically, in the third quarter of 2007, TDS Telecom initiated an aggressive program of service bundling and deep discounting and has made the decision to voluntarily exit certain revenue pools administered by the FCC-supervised National Exchange Carrier Association in order to achieve additional pricing flexibility to meet competitive pressures.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 4    EXTRAORDINARY ITEM (Continued)

Based on these material factors impacting its operations, management determined in the third quarter of 2007 that it was no longer appropriate to continue the application of SFAS 71 for reporting its financial results. Accordingly, TDS Telecom recorded a non-cash extraordinary gain of $42.8 million, net of taxes of $27.0 million, upon discontinuance of the provisions of SFAS 71, as required by the provisions of SFAS No. 101, Regulated Enterprises—Accounting for the Discontinuation of the Application of FASB Statement No. 71. The components of the non-cash extraordinary gain were as follows:

	Before Tax Effects	After Tax Effects
	(Dollars in thousands)
Write off of regulatory cost of removal liability	$70,107	$43,018
Write off of other net regulatory assets	(259)	(191)

Total	$69,848	$42,827

In conjunction with the discontinuance of SFAS 71, TDS Telecom assessed the useful lives of fixed assets and determined that the impacts of any changes were not significant.

NOTE 5    VARIABLE INTEREST ENTITIES

From time to time, the FCC conducts auctions through which additional spectrum is made available for the provision of wireless services. U.S. Cellular, TDS' subsidiary, participated in spectrum auctions indirectly through its interests in Aquinas Wireless L.P. ("Aquinas Wireless"), King Street Wireless L.P. ("King Street Wireless"), Barat Wireless L.P. ("Barat Wireless") and Carroll Wireless L.P. ("Carroll Wireless"), collectively, the "limited partnerships." Each entity qualified as a "designated entity" and thereby was eligible for bid credits with respect to licenses purchased in accordance with the rules defined by the FCC for each auction. In most cases, the bidding credits resulted in a 25% discount from the gross winning bid. Some licenses were "closed licenses," for which no credit was received, but bidding was restricted to bidders qualifying as "entrepreneurs," which are small businesses that have a limited amount of assets and revenues.

A summary of the auctions in which each entity participated and the auction results for each of these entities are shown in the table below.

	FCC Auction	Auction End Date	Date Applications Granted by FCC		Number of Licenses Won
Aquinas Wireless	78	August 20, 2008		(1)	5	(2)
King Street Wireless	73	March 20, 2008		(1)	152	(2)
Barat Wireless	66	September 18, 2006	April 30, 2007		17
Carroll Wireless	58	February 15, 2005	January 6, 2006		16

(1)
Licenses have not yet been granted by the FCC for Auctions 78 and 73 at December 31, 2008.

(2)
Provisionally won.

Although the bidding in Auction 73 and Auction 78 has ended, the FCC has granted only a few of the licenses to winning bidders. There is no prescribed timeframe for the FCC to review the qualifications of the various winning bidders and grant licenses.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 5    VARIABLE INTEREST ENTITIES (Continued)

Consolidated Variable Interest Entities

As of December 31, 2008, TDS consolidates the following variable interest entities ("VIEs"):

•
Aquinas Wireless;

•
King Street Wireless and King Street Wireless, Inc., the general partner of King Street Wireless;

•
Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless; and

•
Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless.

FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN 46(R)"), establishes certain criteria for consolidation when voting control is not present. Specifically, for a variable interest entity, as such term is defined by FIN 46(R), an entity, referred to as the primary beneficiary, that absorbs a majority of the variable interest entity's expected gains or losses is required to consolidate such a variable interest entity. TDS holds a variable interest in the entities listed above due to capital contributions and/or advances it has provided to these entities. Given the significance of these contributions and/or advances in relation to the equity investment at risk, TDS was deemed to be the primary beneficiary of these VIEs. Without financial support from TDS, these VIEs are unable to finance their operations (i.e., participate in FCC auctions and construct wireless networks). Accordingly, these VIEs are consolidated pursuant to FIN 46(R) because TDS anticipates benefiting from or absorbing a majority of these VIEs' expected gains or losses.

Following is a summary of the capital contributions and advances made to each entity by TDS:

As of December 31, 2008	Capital Contributions and Advances(1)
(Dollars in millions)
Aquinas Wireless	$2.1
King Street Wireless & King Street Wireless, Inc.	300.5
Barat Wireless & Barat Wireless, Inc.	127.3
Carroll Wireless & Carroll PCS, Inc.	130.1

$560.0

(1)
Excludes funds provided to these entities solely from shareholder of the general partner.

The following table presents the classification of the consolidated VIEs' assets and liabilities in TDS' Consolidated Balance Sheet:

December 31,	2008	2007
	(Dollars in thousands)
Assets
Cash	$684	$91
Licenses	487,962	256,836

Total assets	$488,646	$256,927

Liabilities
Unearned revenues	63	13

Total liabilities	$63	$13

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 5    VARIABLE INTEREST ENTITIES (Continued)

Non-consolidated VIE

TDS has a variable interest in Aquinas Wireless, Inc., the general partner of Aquinas Wireless, as a result of providing a loan of $18,000 to Aquinas Wireless, Inc. Considering the relative insignificance of such loan in relation to the amount of Aquinas Wireless, Inc.'s equity investment at risk, it was determined that TDS is not the primary beneficiary of this entity. Accordingly, this variable interest entity is not consolidated into TDS' financial statements because TDS does not anticipate benefiting from or absorbing a majority of this VIE's expected gains or losses.

TDS' loan of $18,000 to Aquinas Wireless, Inc. represented TDS' maximum exposure to loss from its relationship with Aquinas Wireless, Inc. as of December 31, 2008. This amount was included in Other current assets in TDS' Consolidated Balance Sheet as of December 31, 2008.

Other Related Matters

TDS may agree to make additional capital contributions and/or advances to these consolidated and non-consolidated VIEs and/or their general partners to provide additional funding for the development of licenses granted in the various auctions. TDS may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or long-term debt. There is no assurance that TDS will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The general partner of each of these consolidated and non-consolidated VIEs has the right to manage and operate the limited partnerships; however, the general partner needs consent of the limited partner, a subsidiary of U.S. Cellular, in certain limited circumstances, such as to make certain large expenditures, admit other partners, or liquidate the limited partnerships.

The limited partnership agreements also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnerships. The general partner's put options related to its interests in Carroll Wireless and Barat Wireless will become exercisable in 2011 and 2017, respectively. The exercise dates of the put options related to the general partner's interests in King Street Wireless and Aquinas Wireless are not yet fixed and are subject to the timing of future events as defined in the terms of the respective limited partnership agreements. The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular's Common Shares. Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular. If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to purchase the general partner's interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement. In accordance with EITF Issue D-98, Classification and Measurement of Redeemable Securities, TDS calculates a theoretical redemption value for all of the puts assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually permitted. This theoretical redemption value, net of amounts payable to U.S. Cellular for loans (and accrued interest thereon) made by U.S. Cellular to the general partners, is recorded as a component of Minority interest in TDS' Consolidated Balance Sheet. Changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Minority share of income.

These consolidated and non-consolidated VIEs are in the process of developing long-term business and financing plans. These entities were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions. As such, these entities have risks similar to those described in the "Risk Factors" in TDS' Annual Report on Form 10-K.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 6    EARNINGS PER SHARE

Basic earnings per share is computed by dividing Net income available to common by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing Net income available to common by the weighted average number of common shares adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

The amounts used in computing earnings per share and the effects of potentially dilutive securities on income and the weighted average number of Common, Special Common and Series A Common Shares are as follows:

Year Ended December 31,	2008	2007	2006
	(Dollars and shares in thousands, except earnings per share)
Basic earnings per share:
Net income	$93,541	$343,285	$161,759
Preferred dividend requirement	(52)	(52)	(165)

Income before extraordinary item available to common	93,489	343,233	161,594
Extraordinary item, net of taxes	—	42,827	—

Net income (loss) available to common used in basic earnings per share	$93,489	$386,060	$161,594

Diluted earnings per share:
Net income (loss) before extraordinary item available to common	$93,489	$343,233	$161,594
Minority income adjustment(1)	(92)	(2,155)	(1,255)
Preferred dividend adjustment(2)	—	49	49

Income before extraordinary item available to common	93,397	341,127	160,388
Extraordinary item, net of taxes	—	42,827	—

Net Income available to common used in diluted earnings per share	$93,397	$383,954	$160,388

Weighted average number of shares used in basic earnings per share
Common Shares	53,028	52,518	51,552
Special Common Shares	56,339	58,660	57,905
Series A Common Shares	6,450	6,446	6,447

Total	115,817	117,624	115,904
Effects of dilutive securities:
Effects of stock options(3)	335	1,287	886
Effects of restricted stock units(4)	103	168	9
Effects of preferred shares(5)	—	47	45

Weighted average number of shares used in diluted earnings per share	116,255	119,126	116,844

Basic earnings per share
Income before extraordinary item	$0.81	$2.92	$1.39
Extraordinary item, net of taxes	—	0.36	—

	$0.81	$3.28	$1.39

Diluted earnings per share
Income before extraordinary item	$0.80	$2.86	$1.37
Extraordinary item, net of taxes	—	0.36	—

	$0.80	$3.22	$1.37

(1)
The minority income adjustment reflects the additional minority share of U.S. Cellular's income computed as if all of U.S. Cellular's issuable securities were outstanding.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 6    EARNINGS PER SHARE (Continued)

(2)
The preferred dividend adjustment reflects the dividend reduction in the event any preferred series were dilutive, and therefore converted for shares.

(3)
Stock options exercisable into 336,457 Common Shares and 1,829,969 Special Common Shares in 2008, 106,570 Common Shares and 543,538 Special Common Shares in 2007, and 650,243 Common Shares and 992,842 Special Common Shares in 2006 were not included in computing Diluted Earnings per Share because their effects were antidilutive.

(4)
Restricted stock units issuable upon vesting into 51,503 Special Common Shares in 2008 and 42,389 Special Common Shares in 2007 were not included in computing diluted earnings per share because their effects were antidilutive.

(5)
Preferred Shares redeemable for 48,595 Common Shares in 2008 and 46,919 Common Shares and 46,919 Special Common Shares in 2006 were not included in computing Diluted Earnings per Share because their effects were antidilutive.

NOTE 7    ACQUISITIONS, DIVESTITURES AND EXCHANGES

TDS assesses its existing wireless and wireline interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, TDS reviews attractive opportunities to acquire additional wireless operating markets, telecommunications companies and wireless spectrum. In addition, TDS may seek to divest outright or include in exchanges for other interests those wireless and wireline interests that are not strategic to its long-term success.

2008 Activity

Significant Transactions Pending as of December 31, 2008:

In October 2008, U.S. Cellular entered into an agreement to acquire six 12 megahertz Block C licenses in the lower 700 megahertz band of the wireless spectrum covering portions of three states (Kansas, Missouri and Oklahoma) for $9.0 million in cash. This transaction closed in January 2009.

A FCC auction of spectrum in the PCS and AWS-1 bands, designated by the FCC as Auction 78, began on August 13, 2008 and closed August 20, 2008. U.S. Cellular participated in Auction 78 indirectly through its interest in Aquinas Wireless. Aquinas Wireless paid $2.1 million to the FCC for five licenses for which it was the provisional winning bidder in the auction.

U.S. Cellular also participated in the 2008 FCC auction of spectrum in the 700 megahertz band, known as Auction 73, which closed on March 20, 2008. U.S. Cellular participated in Auction 73 indirectly through its interest in King Street Wireless. King Street Wireless paid $300.5 million to the FCC for 152 licenses for which it was the provisional winning bidder in the auction.

There is no prescribed timeframe for the FCC to review the qualifications of the various winning bidders and grant licenses related to Auctions 78 and 73. As of December 31, 2008, the FCC had not granted the licenses to Aquinas Wireless or King Street Wireless. See Note 5—Variable Interest Entities, for further details on Aquinas Wireless and King Street Wireless and the licenses acquired in Auctions 78 and 73.

Significant Transactions Completed as of December 31, 2008:

In December 2008, as a result of two acquisitions, U.S. Cellular purchased seven 12 megahertz Block C licenses in the Lower 700 megahertz band of the wireless spectrum in the state of Missouri for $19.6 million in cash.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 7    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

In November 2008, TDS Telecom purchased State Long Distance Company, a telephone company in Wisconsin serving 11,500 equivalent access lines at its date of purchase, for $27.0 million in cash, plus working capital adjustments of $10.1 million.

In May 2008, TDS Telecom acquired 100% of the outstanding shares of Mosinee Telephone Company, LLC for $17.4 million in cash. Mosinee Telephone Company, LLC is a telephone company that at its date of purchase served 5,800 equivalent access lines in Wisconsin.

In May 2008, U.S. Cellular acquired the remaining 50% ownership interest of North Carolina RSA 1 Partnership, a wireless market operator in which U.S. Cellular had previously owned a 50% non-operating, unconsolidated interest, for $6.9 million in cash.

In March 2008, U.S. Cellular acquired six 12 megahertz Block C licenses in the Lower 700 megahertz band of the wireless spectrum in Maine for $5.0 million in cash.

In February 2008, TDS Telecom acquired 100% of the outstanding shares of West Point Telephone Company, a telephone company in Indiana that at its date of purchase served 1,100 equivalent access lines, for $6.8 million in cash.

In November 2007, U.S. Cellular entered into an exchange agreement with Sprint Nextel Corporation which provided for U.S. Cellular to receive personal communication service ("PCS") spectrum in eight licenses covering portions of Oklahoma, West Virginia, Maryland and Iowa, in exchange for U.S. Cellular delivering PCS spectrum in eight licenses covering portions of Illinois. In connection with the exchange, TDS recognized a pre-tax loss of $20.8 million during the fourth quarter of 2007. This transaction closed on March 19, 2008. The loss from the exchange was recorded in Loss on impairment of intangible assets in the Consolidated Statement of Operations.

In October 2006, U.S. Cellular's interest in Midwest Wireless Communications, LLC was sold to Alltel Corporation. In connection with the sale, U.S. Cellular became entitled to receive approximately $106.0 million in cash. Of this amount, $95.1 million was distributed upon closing and $10.9 million was held in escrow to secure certain true-up, indemnification and other possible adjustments; the funds held in escrow were to be distributed in installments over a period of four to fifteen months following the closing. U.S. Cellular received $6.6 million and $4.3 million of funds from the escrow, plus interest of $0.2 million and $0.3 million, in 2008 and 2007, respectively.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 7    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

TDS' aggregate acquisitions for the year ended December 31, 2008 and the allocation of the purchase price for these acquisitions were as follows:

		Allocation of Purchase Price
	Purchase price(1)	Goodwill(2)	Licenses	Customer lists	Net tangible assets/(liabilities)
	(Dollars in thousands)
U.S. Cellular Acquisitions
Auction 73 Licenses(3)	$300,479	$—	$300,479	$—	$—
Missouri Licenses	19,575	—	19,575	—	—
North Carolina RSA 1 Partnership	6,900	1,632	4,180	81	1,007
Maine Licenses	5,000	—	5,000	—	—
Other	10,017	1,331	8,388	964	(666)
TDS Telecom Acquisitions
State Long Distance Company	37,057	10,919	—	9,500	16,638
Mosinee Telephone Company	17,385	9,331	—	4,300	3,754
West Point Telephone Company	6,757	1,956	—	499	4,302
Other	121	121	—	—	—

Total	$403,291	$25,290	$337,622	$15,344	$25,035

(1)
$11.6 million in cash was received from acquired companies and an aggregate of $2.5 million is recorded as a component of Other current liabilities in TDS' December 31, 2008 Consolidated Balance Sheet.

(2)
$1.6 million of the goodwill is deductible for tax purposes.

(3)
Includes licenses to be granted with respect to Auction 73 to King Street Wireless, L.P ("King Street Wireless"). TDS consolidates King Street Wireless for financial statement purposes pursuant to the guidelines of FIN 46(R) because TDS anticipates benefiting from or absorbing a majority of King Street Wireless' expected gains or losses.

2007 Activity

In February 2007, U.S. Cellular purchased 100% of the membership interests of Iowa 15 Wireless, LLC and obtained a 25 megahertz FCC license to provide wireless service in Iowa RSA 15 for $18.3 million in cash. This acquisition increased investments in Licenses, Goodwill and Customer lists by $7.9 million, $5.9 million and $1.6 million, respectively. The goodwill of $5.9 million was deductible for income tax purposes.

TDS and its subsidiaries also executed other relatively insignificant acquisitions during 2007. In aggregate, the 2007 acquisitions, divestitures and exchanges increased Licenses by $11.1 million, Goodwill by $7.7 million and Customer lists by $1.6 million. Such amounts exclude the impact of the step acquisitions that resulted from U.S. Cellular's repurchase of its Common Shares. See Note 8—Licenses and Goodwill, and Note 9—Customer Lists, for the impact of such repurchases.

2006 Activity

U.S. Cellular participated in the 2006 FCC auction of wireless spectrum, designated by the FCC as Auction 66, indirectly through its interest in Barat Wireless. Barat Wireless won seventeen licenses for which it had bid $127.1 million, net of its bid credit. See Note 5—Variable Interest Entities, for further details on Barat Wireless and the licenses acquired in Auction 66.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 7    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

In October 2006, U.S. Cellular sold its interest in Midwest Wireless Communications, LLC to Alltel Corporation. U.S. Cellular received $95.1 million in cash upon closing of the sale. The remaining sale proceeds were distributed in 2008 and 2007, as discussed above.

In April 2006, U.S. Cellular purchased the remaining ownership interest in Tennessee RSA 3, in which it had previously owned a 16.7% interest, for approximately $18.9 million in cash. This acquisition increased investments in Licenses, Goodwill and Customer lists by $5.6 million, $4.1 million and $2.0 million, respectively. The $4.1 million of goodwill was not deductible for income tax purposes.

In aggregate, the 2006 acquisitions, divestitures and exchanges increased Licenses by $132.7 million, Goodwill by $4.1 million and Customer lists by $2.0 million.

Unaudited pro forma financial information related to TDS' 2008 acquisitions has not been presented because the financial statement impact of these acquisitions, individually and in the aggregate, was not material to TDS' consolidated results of operations for 2008.

NOTE 8    LICENSES AND GOODWILL

Changes in TDS' licenses and goodwill are presented below. See Note 7—Acquisitions, Divestitures and Exchanges for information regarding transactions which affected licenses and goodwill during the periods.

Year Ended December 31,	2008	2007
	(Dollars in thousands)
Licenses
Consolidated beginning balance	$1,516,629	$1,520,407
U.S. Cellular
Balance, beginning of year	1,482,446	1,494,327
Acquisitions	337,622	11,096
Impairment	(386,653)	(22,977)

	1,433,415	1,482,446
TDS Licenses related to U.S. Cellular
Balance, beginning of year(1)	31,383	23,280
Step acquisition allocation adjustment(2)	1,566	8,103
Impairment	(27,724)	—

	5,225	31,383

U.S. Cellular balance, end of year	1,438,640	1,513,829

TDS Telecom—CLEC
Balance, beginning of year	2,800	2,800

Balance, end of year	2,800	2,800

Net change—consolidated	(75,189)	(3,778)

Consolidated ending balance	$1,441,440	$1,516,629

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 8    LICENSES AND GOODWILL (Continued)

Year Ended December 31,	2008	2007
	(Dollars in thousands)
Goodwill
Consolidated beginning balance	$679,129	$647,853

U.S. Cellular
Balance, beginning of year	491,316	485,452
Acquisitions	2,963	5,864

	494,279	491,316
TDS Goodwill related to U.S. Cellular
Balance, beginning of year(1)	(214,900)	(238,532)
Step acquisition allocation adjustment(2)	3,485	23,632

	(211,415)	(214,900)

U.S. Cellular balance, end of year	282,864	276,416

TDS Telecom—ILEC
Balance, beginning of year	398,911	398,652
Acquisitions	22,327	259
Other	(825)	—

Balance, end of year	420,413	398,911

Other(3)
Balance, beginning of year	3,802	2,281
Acquisitions	—	1,521

Balance, end of year	3,802	3,802

Net change—consolidated	27,950	31,276

Consolidated ending balance	$707,079	$679,129

(1)
TDS' balances related to U.S. Cellular reflect additional costs recorded at TDS pursuant to step acquisitions less impairment losses recognized at the TDS level on a consolidated basis. See Note 1—Summary of Significant Accounting Policies, Impairment of Intangible Assets, for additional information.

(2)
The step acquisition allocation adjustment is the allocation of value related to U.S. Cellular's share repurchase programs. See Note 19—Common Stockholders' Equity for a discussion of U.S. Cellular's purchase of its Common Shares.

(3)
"Other" consists of goodwill related to Suttle-Straus.

TDS performs the required annual impairment assessment of its licenses and goodwill in the second quarter of the year. TDS did not recognize an impairment of licenses or goodwill as a result of its annual impairment tests in the second quarter of 2008. As a result of the further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, TDS performed another impairment assessment of licenses and goodwill as of December 31, 2008. Such impairment assessment considered the recent economic events, and resulted in the application of a higher discount rate when projecting future cash flows and lower than previously projected earnings in the wireless industry.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 8    LICENSES AND GOODWILL (Continued)

The following were the results of such impairment tests at December 31, 2008:

•
The estimated fair value of the U.S. Cellular reporting units and the TDS Telecom ILEC reporting unit exceeded their corresponding carrying values and, accordingly, goodwill within these reporting units was not deemed to be impaired.

•
The estimated fair value of certain licenses in the U.S. Cellular operating segment was less than their corresponding carrying values and, as a result, an impairment loss of $414.4 was recognized. Of this amount, $357.6 relates to licenses in developed operating markets, and $56.8 relates to licenses that are not being utilized. The TDS impairment amount exceeded the U.S. Cellular impairment amount recorded on a stand alone basis due to step acquisition allocation adjustments, which increased the carrying value of licenses at the TDS level.

See Note 1—Summary of Significant Accounting Policies for additional information on the methodology used to evaluate licenses and goodwill.

During 2007, TDS recognized a $2.1 million impairment loss as a result of its annual impairment assessment in the second quarter of 2007. In addition, TDS recognized an impairment of licenses of $20.8 million in the fourth quarter of 2007 in conjunction with an exchange of licenses with Sprint Nextel. See Note 7—Acquisitions, Divestitures and Exchanges for more information related to Sprint Nextel exchange.

NOTE 9    CUSTOMER LISTS

Customer lists, which are intangible assets resulting from acquisitions (or step acquisition allocation of value related to U.S. Cellular's share buyback programs), are amortized using accelerated methods over the estimated life. TDS reviews its customer lists periodically throughout the year to ensure that they are being amortized over periods which represent the actual retention periods for the acquired customers.

The changes in the customer lists for 2008 and 2007 were as follows:

	U.S. Cellular(1)	TDS Telecom	Total
	(Dollars in thousands)
Customer lists
Balance December 31, 2007	$25,851	$—	$25,851
Acquisitions	1,045	14,299	15,344
Amortization	(13,341)	(360)	(13,701)
U.S. Cellular Common Share repurchases(2)	6,538	—	6,538

Balance December 31, 2008	$20,093	$13,939	$34,032

Balance December 31, 2006	$26,196	$—	$26,196
Acquisitions	1,560	—	1,560
Amortization	(14,133)	—	(14,133)
Impairments	(1,947)	—	(1,947)
U.S. Cellular Common Share repurchases(2)	14,175	—	14,175

Balance December 31, 2007	$25,851	$—	$25,851

(1)
U.S. Cellular's balance includes customer lists allocated from TDS.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 9    CUSTOMER LISTS (Continued)

(2)
This adjustment is the allocation of value related to U.S. Cellular's share buyback programs. See Note 19—Common Stockholders' Equity for a discussion of U.S. Cellular's purchase of its Common Shares.

In 2007, it was determined that the carrying values of certain customer list balances exceeded their estimated fair values and an impairment loss of $1.9 million was recorded. The loss was included in Loss on impairment of intangible assets in the Consolidated Statement of Operations. Fair values were determined based upon a present value analysis of expected future cash flows and customer churn rates.

Based on the Customer lists balance as of December 31, 2008 amortization expense for the years 2009-2013 is expected to be $11.0 million, $8.5 million, $5.2 million, $2.3 million, $1.4 million, respectively, and is expected to be an aggregate of $5.6 million thereafter.

NOTE 10    MARKETABLE EQUITY SECURITIES AND VARIABLE PREPAID FORWARD CONTRACTS

Information regarding TDS' marketable equity securities and unrealized gains on marketable equity securities is summarized below:

Year Ended December 31,	2008	2007
	(Dollars in thousands)
Marketable Equity Securities—Current Assets
Rural Cellular Corporation—0 and 719,396 Common Shares, respectively	$—	$31,718
Deutsche Telekom AG—0 and 85,969,689 Ordinary Shares, respectively	—	1,886,175

Aggregate fair value included in Current Assets	—	1,917,893
Accounting cost basis	—	864,643

Gross unrealized holding gains(1)	—	1,053,250
Equity method unrealized gains	608	387
Income tax expense	—	(386,315)
Minority share of unrealized holding gains	—	(1,945)

Unrealized holding gains, net of tax and minority share	$608	$665,377

(1)
Upon the adoption of SFAS 159 on January 1, 2008, unrealized holding gains and losses related to the Deutsche Telekom Ordinary Shares and the collar portions of the variable prepaid forward contracts related to such shares (derivatives) were reclassified to retained earnings. See Note 2—Fair Value Measurements, for further details on the adoption of SFAS 159.

Prior to August 7, 2008, TDS and its subsidiaries held 719,396 Common Shares of Rural Cellular Corporation ("RCC"). On August 7, 2008, RCC was acquired by Verizon Wireless, with shareholders of RCC receiving cash of $45 per share in exchange for each RCC share owned. Accordingly, in August 2008, TDS received total cash proceeds of $32.4 million, recognized a pre-tax gain of $31.7 million and recorded a current tax liability of $11.3 million related to the exchange. This tax liability has been substantially extinguished through 2008 estimated tax payments. As a result of the exchange, TDS and its subsidiaries no longer had any interest in RCC as of December 31, 2008.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 10    MARKETABLE EQUITY SECURITIES AND VARIABLE PREPAID FORWARD CONTRACTS (Continued)

TDS entered into variable prepaid forward contracts ("forward contracts") related to the Deutsche Telekom Ordinary Shares it held. The economic hedge risk management objective of the forward contracts was to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities while retaining a share of gains from increases in the market prices of such securities. The downside risk was hedged at or above the accounting cost basis of the securities. The principal amount of the forward contracts was accounted for as a loan. The forward contracts contained embedded collars that were bifurcated and accounted for as derivatives in accordance with SFAS 133. As of December 31, 2007, such forward contracts were scheduled to mature during the period January 2008 to September 2008.

In the first half of 2008, the forward contracts related to 39,000,000 Deutsche Telekom Ordinary Shares were settled at their scheduled maturity dates, while the forward contracts related to 46,969,689 Deutsche Telekom Ordinary Shares were settled prior to their scheduled maturity dates. TDS settled these forward contracts through a combination of delivery of 73,462,167 Deutsche Telekom Ordinary Shares relating to the forward contracts and cash payments. TDS sold the 12,507,522 Deutsche Telekom Ordinary Shares remaining after settlement of the forward contracts and realized cash proceeds of $226.6 million from the sale. This amount was offset by $17.4 million and $47.4 million of cash payments paid to settle the collar (derivative liability) and debt portions of certain variable prepaid forward contracts, respectively, for which cash was delivered upon settlement. The settlement of the forward contracts and disposition of Deutsche Telekom Ordinary Shares resulted in a current tax liability of $344.2 million. This tax liability has been substantially extinguished through estimated tax payments as of December 31, 2008.

As a result of TDS adopting SFAS 159 as of January 1, 2008, no gain or loss was recognized upon the settlement of forward contracts and disposition of Deutsche Telekom Ordinary Shares in 2008. Rather, changes in the fair value of the Deutsche Telekom Ordinary Shares and the collar portion of the forward contracts related to such shares had been recorded in Gain (loss) on investments and financial instruments from January 1, 2008 through the respective settlement dates. See Note 2—Fair Value Measurements for details on TDS' adoption of SFAS 159 and the impact on TDS' financial statements.

As a result of these transactions, TDS did not own either Deutsche Telekom Ordinary Shares or forward contracts related to such shares as of December 31, 2008.

During 2007, the forward contracts related to TDS' investments in Vodafone ADRs, VeriSign Common Shares and a portion of the Deutsche Telekom Ordinary Shares matured. TDS delivered a substantial majority of such shares in settlement of the forward contracts and disposed of the remaining shares. As a result of the settlement of these forward contracts in 2007, TDS no longer owned any Vodafone ADRs or VeriSign Common Shares and no longer had any liability or other obligations under the related forward contracts as of December 31, 2007. See Note 2—Fair Value Measurements for more information on these maturities and the related settlements and dispositions.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 11    INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consists of amounts invested in wireless and wireline entities which are accounted for using either the equity or cost method as shown in the following table:

December 31,	2008	2007
	(Dollars in thousands)
Equity method investments:
Capital contributions, loans and advances	$32,942	$34,612
Goodwill	6,630	9,157
Cumulative share of income	708,239	624,043
Cumulative share of distributions	(557,612)	(474,113)

	190,199	193,699
Cost method investments	15,569	12,719

Total investments in unconsolidated entities	$205,768	$206,418

Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments.

Equity in earnings of unconsolidated entities totaled $89.8 million, $91.8 million and $95.2 million in 2008, 2007 and 2006 respectively; of those amounts, TDS' investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $66.1 million, $71.2 million and $62.3 million in 2008, 2007 and 2006, respectively. TDS held a 5.5% ownership interest in the LA Partnership throughout and at the end of each of these years.

The following table summarizes the combined assets, liabilities and equity, and the combined results of operations of TDS' equity method investments:

December 31,	2008	2007
	(Dollars in thousands)
Assets
Current	$429,000	$434,000
Due from affiliates	417,000	429,000
Property and other	1,988,000	1,936,000

	$2,834,000	$2,799,000

Liabilities and Equity
Current liabilities	$243,000	$241,000
Deferred credits	75,000	98,000
Long-term debt	44,000	27,000
Long-term capital lease obligations	50,000	48,000
Partners' capital and stockholders' equity	2,422,000	2,385,000

	$2,834,000	$2,799,000

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 11    INVESTMENTS IN UNCONSOLIDATED ENTITIES (Continued)

Year Ended December 31,	2008	2007	2006
	(Dollars in thousands)
Results of Operations
Revenues	$4,784,000	$4,519,000	$4,216,000
Operating expenses	3,376,000	3,092,000	2,922,000

Operating income	1,408,000	1,427,000	1,294,000
Other income (expense)	26,000	32,000	53,000

Net income	$1,434,000	$1,459,000	$1,347,000

NOTE 12    PROPERTY, PLANT AND EQUIPMENT

U.S. Cellular's Property, plant and equipment in service and under construction, net of accumulated depreciation consists of:

December 31,	Useful Lives	2008	2007
(Dollars in thousands)	(Years)
Land	N/A	$26,045	$25,359
Buildings	20	275,307	254,650
Leasehold improvements	1-30	905,936	824,206
Cell site equipment	6-25	2,567,271	2,374,769
Switching equipment	1-8	877,664	803,908
Office furniture and equipment	3-5	527,592	441,762
Other operating equipment	5-25	302,640	271,941
System development	3-7	259,860	250,350
Work in process	N/A	142,068	162,170

		5,884,383	5,409,115
Accumulated depreciation		(3,264,007)	(2,814,019)

		$2,620,376	$2,595,096

U.S. Cellular depreciation expense totaled $550.1 million, $543.1 million and $497.1 million in 2008, 2007 and 2006, respectively. Amortization expense on system development costs totaled $11.2 million, $15.9 million and $27.9 million in 2008, 2007 and 2006, respectively.

In 2008, 2007 and 2006, U.S. Cellular's Loss on asset disposals, net included charges of $23.4 million, $19.4 million and $19.6 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, Loss on asset disposals, net also included a charge of $14.6 million in 2007 reflecting the results of the physical inventory and related valuation and reconciliation.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 12    PROPERTY, PLANT AND EQUIPMENT (Continued)

TDS Telecom's Property, plant and equipment in service and under construction, net of accumulated depreciation consists of the following:

December 31,	Useful Lives	2008	2007
(Dollars in thousands)	(Years)
ILEC Operations
Cable and wire	15-20	$1,264,098	$1,204,666
Central office equipment	8-12	731,736	700,780
Office furniture and equipment	5-10	68,190	71,573
Systems development	5-7	127,477	121,623
Land	N/A	6,200	5,860
Buildings	30	78,537	76,956
Other equipment	10-15	74,524	32,067
Work in process	N/A	45,601	68,920

		2,396,363	2,282,445
Accumulated depreciation		(1,582,896)	(1,474,905)

		$813,467	$807,540

CLEC Operations
Cable and wire	15-20	75,012	70,065
Central office equipment	5-12	176,442	166,598
Office furniture and equipment	5-10	25,321	25,222
Systems development	5-7	18,004	16,659
Land	N/A	74	74
Buildings	30	271	291
Other equipment	10-15	11,169	11,206
Work in process	N/A	6,047	3,024

		312,340	293,139
Accumulated depreciation		(207,353)	(200,412)

		104,987	92,727

Total		$918,454	$900,267

The provision for ILEC depreciation as a percentage of depreciable property was 5.7% in 2008, 6.0% in 2007 and 6.4% in 2006. ILEC depreciation expense totaled $130.2 million, $131.3 million and $133.9 million in 2008, 2007 and 2006, respectively. ILEC amortization and accretion expense totaled $4.7 million, $2.1 million and $1.5 million in 2008, 2007 and 2006, respectively.

The provision for CLEC depreciation as a percentage of depreciable property was 7.6% in 2008, 7.8% in 2007 and 8.5% in 2006. CLEC depreciation expense totaled $20.5 million, $20.5 million and $20.2 million in 2008, 2007 and 2006, respectively. CLEC amortization and accretion expense totaled $2.9 million, $3.5 million and $4.0 million in 2008, 2007 and 2006, respectively.

Corporate and other property, plant and equipment consists of the following:

December 31,	2008	2007
	(Dollars in thousands)
Property, plant and equipment	$87,302	$79,530
Accumulated depreciation	(57,208)	(49,791)

Total	$30,094	$29,739

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 12    PROPERTY, PLANT AND EQUIPMENT (Continued)

Corporate and other fixed assets consist of assets at the TDS corporate offices and Suttle-Straus. The corporate assets primarily consist of office furniture, computer software and equipment with useful lives ranging from three to seven years. Depreciation and amortization expense is computed on a straight-line basis and totaled $6.0 million, $6.1 million and $6.1 million in 2008, 2007 and 2006, respectively. Suttle-Straus' assets consist primarily of buildings, equipment and vehicles with useful lives ranging from 40 years for buildings to one to ten years for equipment and vehicles. Depreciation expense is computed on a straight-line basis and totaled $2.9 million, $2.7 million and $2.8 million in 2008, 2007 and 2006, respectively.

NOTE 13    ASSET RETIREMENT OBLIGATION

Asset retirement obligations are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

During the third quarter of 2008 and 2007, U.S. Cellular performed its annual review of the assumptions and estimated costs related to its asset retirement obligations. During the fourth quarter of 2008 and 2007, TDS Telecom performed its annual review of the assumptions and estimated costs related to its asset retirement obligations. The results of the reviews (identified as "Revision in estimated cash outflows") and other changes in asset retirement obligations during 2008 and 2007 are shown in the table below.

Prior to the discontinuance of SFAS 71, an additional regulatory liability was recorded at TDS Telecom's ILEC which represented the amount of costs of removal that state public utility commissions required to be recorded in excess of the amounts required to be recorded in accordance with SFAS 143 and FIN 47. See Note 4—Extraordinary Item, for additional details.

		TDS Telecom
	U.S. Cellular			TDS Consolidated
		ILEC	CLEC
	(Dollars in thousands)
2008
Beginning Balance	$126,844	$43,673	$2,951	$173,468
Additional liabilities accrued	5,310	148	—	5,458
Revisions in estimated cash outflows	8,321	—	—	8,321
Acquisitions of assets	419	741	—	1,160
Disposition of assets	(1,224)	(272)	—	(1,496)
Accretion expense	9,312	3,101	209	12,622

Ending Balance	$148,982	$47,391	$3,160	$199,533

2007
Beginning Balance	$127,639	$101,647	$3,026	$232,312
Additional liabilities accrued	5,974	11,963	—	17,937
Revisions in estimated cash outflows	(15,331)	—	(289)	(15,620)
Acquisitions of assets	348	—	—	348
Disposition of assets	(555)	(567)	—	(1,122)
Discontinuation of SFAS 71	—	(70,107)	—	(70,107)
Accretion expense	8,769	737	214	9,720

Ending Balance	$126,844	$43,673	$2,951	$173,468

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 14    NOTES PAYABLE

TDS has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase common shares. Proceeds from the sale of long-term debt from time to time have been used to reduce such short-term debt. Proceeds from the sale of non-strategic wireless and other investments from time to time also have been used to reduce short-term debt.

TDS has a $600.0 million revolving credit facility available for general corporate purposes. At December 31, 2008, there were no outstanding borrowings and $3.4 million of outstanding letters of credit, leaving $596.6 million available for use. Borrowings under the revolving credit facility bear interest at the London InterBank Offered Rate ("LIBOR") plus a contractual spread based on TDS' credit rating. TDS may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2008, the one-month LIBOR was 0.44% and the contractual spread was 60 basis points. If TDS provides less than two days' notice of intent to borrow, interest on borrowings is at the prime rate less 50 basis points (the prime rate was 3.25% at December 31, 2008). This credit facility expires in December 2009. In 2008, TDS paid fees at an aggregate annual rate of 0.24% of the total $600.0 million facility. These fees totaled $1.5 million, $2.4 million and $2.0 million in 2008, 2007, and 2006, respectively.

TDS also has $25.0 million of direct bank lines of credit at December 31, 2008, all of which were unused. The terms of the direct lines of credit bear negotiated interest rates up to the prime rate and expire in 2009.

U.S. Cellular has a $700.0 million revolving credit facility available for general corporate purposes. At December 31, 2008, there were no outstanding borrowings and $0.3 million of outstanding letters of credit, leaving $699.7 million available for use. Borrowings under the revolving credit facility bear interest at LIBOR plus a contractual spread based on U.S. Cellular's credit rating. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2008, the one-month LIBOR was 0.44% and the contractual spread was 60 basis points. If U.S. Cellular provides less than two days' notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 3.25% at December 31, 2008). This credit facility expires in December 2009. In 2008, U.S. Cellular paid fees at an aggregate annual rate of 0.25% of the total facility. These fees totaled $1.7 million, $2.8 million and $2.3 million in 2008, 2007, 2006, respectively.

Information concerning notes payable under these revolving credit facilities is shown in the table below:

Year Ended December 31,	2008	2007
	(Dollars in thousands)
Balance at the end of the year	$—	$—
Weighted average interest rate at the end of the year	N/A	N/A
Maximum amount outstanding during the year	$100,000	$60,000
Average amount outstanding during the year(1)	$20,833	$20,000
Weighted average interest rate during the year(1)	3.38%	6.03%

(1)
The average was computed based on month-end balances.

TDS' and U.S. Cellular's interest cost on their revolving credit facilities is subject to increase if their current credit ratings from Standard & Poor's Rating Services and/or Moody's Investors Service were lowered and is subject to decrease if the ratings were raised. The credit facilities would not cease to be available or accelerate solely as a result of a downgrade in TDS' or U.S. Cellular's credit rating. However, a downgrade in TDS' or U.S. Cellular's credit rating could adversely affect their ability to renew the existing credit facilities or obtain access to new credit facilities in the future.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 14    NOTES PAYABLE (Continued)

The maturity date of any borrowings under the TDS and U.S. Cellular revolving credit facilities would accelerate in the event of a change in control.

The continued availability of the revolving credit facilities requires TDS and U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. TDS and U.S. Cellular believe they were in compliance as of December 31, 2008 with all covenants and other requirements set forth in the revolving credit facilities and lines of credit.

NOTE 15    LONG-TERM DEBT

Long-term debt at December 31, 2008 and 2007 was as follows:

December 31,	2008	2007
	(Dollars in thousands)
Telephone and Data Systems, Inc. (Parent):
6.625% senior notes, maturing 2045	$116,250	$116,250
7.6% Series A notes, due in 2041	500,000	500,000
Purchase contracts, averaging 6.0%, due through 2021	1,097	1,097

Total Parent	617,347	617,347

Subsidiaries:
U.S. Cellular—
6.7% senior notes maturing in 2033	544,000	544,000
Unamortized discount	(11,252)	(11,707)

	532,748	532,293
7.5% senior notes, maturing in 2034	330,000	330,000
8.75% senior notes, maturing in 2032	130,000	130,000
Obligation on capital leases	4,146	—
Other, 9.0% due in 2009	10,000	10,000
TDS Telecom—
Rural Utilities Service ("RUS") notes, 0.0% in 2008 and 0.0% in 2007, due through 2015	3,088	3,563
Other long-term notes, 0.0% in 2008 and 0.0% in 2007, due through 2012	21	25
Other Subsidiaries—
Long-term notes, 2.7% to 10.6%, due through 2012	9,409	12,858

Total Subsidiaries	1,019,412	1,018,739

Total long-term debt	1,636,759	1,636,086
Less: Current portion of long-term debt	15,337	3,860

Total long-term debt excluding current portion	$1,621,422	$1,632,226

Telephone and Data Systems, Inc. (Parent)

The unsecured 6.625% senior notes, issued in 2005, are due March 31, 2045. Interest on the notes is payable quarterly. TDS may redeem the notes, in whole or in part, at any time on or after March 31, 2010, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 15    LONG-TERM DEBT (Continued)

The unsecured 7.6% Series A notes, issued in 2001, are due December 1, 2041. Interest is payable quarterly. The notes are redeemable by TDS at any time at 100% of the principal amount plus accrued and unpaid interest.

Subsidiaries—U.S. Cellular

The 6.7% senior notes are due December 15, 2033. Interest is paid semi-annually. U.S. Cellular may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.

The 7.5% senior notes are due June 15, 2034. Interest on the notes is payable quarterly. U.S. Cellular may redeem the notes, in whole or in part, at any time on or after June 17, 2009, at a redemption price equal to 100% of the principal amount redeemed plus accrued interest.

The 8.75% senior notes are due November 1, 2032. Interest is paid quarterly. U.S. Cellular may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount redeemed plus accrued interest.

Subsidiaries—TDS Telecom

The RUS long-term debt consists of rural economic development loans that are non-interest bearing. Rural economic development loans are zero-interest loans provided to electric and telephone utilities to promote sustainable rural economic development and job creation projects. Pursuant to the guidelines prescribed by the RUS, TDS Telecom has in turn loaned these funds at 0% interest to businesses in the communities that TDS Telecom serves in order to promote economic growth. As a result of the conditions imposed by RUS and the attributes of this governmental agency, interest has not been imputed on either the rural economic development loan or the associated customer financing receivable.

Consolidated

The annual requirements for principal payments on long-term debt are approximately $15.3 million, $4.6 million, $1.0 million, $0.6 million and $0.3 million for the years 2009 through 2013, respectively.

The covenants associated with TDS' long-term debt obligations, among other things, restrict TDS' ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; and sell, consolidate or merge assets.

In addition, the covenants associated with long-term debt obligations of certain subsidiaries of TDS, among other things, restrict these subsidiaries' ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; sell, consolidate or merge assets, and pay dividends.

Forward Contracts

At December 31, 2007, TDS held variable prepaid forward contracts ("forward contracts") in connection with its investment in 85,969,689 shares of Deutsche Telekom Ordinary Shares. The principal amount of these forward contracts at December 31, 2007 of $1,015.3 million was accounted for as a loan. The unamortized discount on this principal amount was $9.9 million at December 31, 2007. Contracts aggregating $577.3 million required quarterly interest payments at the LIBOR rate plus 50 basis points. Contracts aggregating $438.0 million were structured as zero coupon obligations with a weighted average effective interest rate of 4.4% per year. No interest payments were required for the zero coupon obligations during the contract period.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 15    LONG-TERM DEBT (Continued)

These forward contracts also contained embedded collars that were bifurcated and accounted for as derivatives under SFAS 133. The fair value of these derivatives in the amount of $711.7 million was recorded as a Derivative liability in the Consolidated Balance Sheet at December 31, 2007. This fair value was determined using the Black-Scholes valuation model.

All of these variable prepaid forward contracts and the related embedded collars were settled during 2008. See Note 2—Fair Value Measurements and Note 10—Marketable Equity Securities and Variable Prepaid Forward Contracts for more information on the forward contracts and the 2008 settlement transactions.

NOTE 16    FINANCIAL INSTRUMENTS

Financial Instruments

Financial instruments at December 31, 2008 and 2007 were as follows:

	2008		2007
December 31,	Book Value	Fair Value	Book Value	Fair Value
	(Dollars in thousands)
Cash and cash equivalents	$777,309	$777,309	$1,174,446	$1,174,446
Short-term investments	27,705	27,705	—	—
Current portion of long-term debt(1)	14,618	14,715	3,860	3,860
Long-term debt(1)	1,617,534	1,035,554	1,632,226	1,411,081
Variable prepaid forward contracts	—	—	1,005,512	1,006,616
Preferred shares	852	312	860	578

(1)
Excludes capital lease obligations

The carrying amounts of cash and cash equivalents and short-term investments approximate fair value due to the short-term nature of these financial instruments. The fair value of TDS' current portion of long-term debt, excluding capital lease obligations, was estimated using a discounted cash flow analysis. The fair value of long-term debt, excluding capital lease obligations, was estimated using market prices for TDS' 7.6% Series A notes, and 6.625% senior notes, and U.S. Cellular's 7.5% senior notes, and 8.75% senior notes and discounted cash flow analysis for remaining debt. The carrying amounts of the variable rate forward contracts approximate fair value due to the repricing of the instruments on a quarterly basis. The fair value of the zero coupon forward contracts and preferred shares were determined using discounted cash flow analysis. The computation of these fair values at December 31, 2008 is consistent with the guidance and framework set forth in SFAS 157.

NOTE 17    EMPLOYEE BENEFIT PLANS

Pension Plan

TDS sponsors a qualified noncontributory defined contribution pension plan. The plan provides benefits for the employees of TDS Corporate, TDS Telecom and U.S. Cellular. Under this plan, pension costs are calculated separately for each participant and are funded currently. Total pension costs were $16.8 million, $14.1 million and $14.3 million in 2008, 2007 and 2006, respectively. In addition, TDS sponsors a defined contribution retirement savings plan ("401(k)") plan. Total costs incurred from TDS' contributions to the 401(k) plan were $20.6 million, $17.2 million and $15.5 million in 2008, 2007 and 2006, respectively.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 17    EMPLOYEE BENEFIT PLANS (Continued)

TDS also sponsors an unfunded nonqualified deferred supplemental executive retirement plan to supplement benefits to offset the reduction of benefits caused by the limitation on annual employee compensation under the tax laws.

Other Post-Retirement Benefits

TDS sponsors two defined benefit post-retirement plans that cover most of the employees of TDS Corporate, TDS Telecom and the subsidiaries of TDS Telecom. One plan provides medical benefits and the other provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted annually. The medical plan anticipates future cost sharing changes that reflect TDS' intent to increase retiree contributions as a portion of total cost.

In September 2006, the FASB released SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). Under this standard, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. The recognition, disclosure and measurement provisions of SFAS 158 have been adopted by TDS as of December 31, 2006.

The following amounts are included in Accumulated other comprehensive income, before affecting such amounts for income taxes:

December 31,	2008	2007
	(Dollars in thousands)
Net prior service costs	$(4,158)	$(5,342)
Net actuarial loss	31,871	19,645

	$27,713	$14,303

The estimated net actuarial loss and prior service cost gain for the postretirement benefit plans that will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2009 are $1.8 million and $(0.8) million, respectively.

The following amounts are included in Other comprehensive income ("OCI"):

December 31, 2008	Before-Tax	Tax (Expense) or Benefit	Net-of-Tax
	(Dollars in thousands)
Net actuarial losses	$(13,193)	$4,927	$(8,266)
Prior service cost	(355)	133	(222)
Amortization of prior service costs	(830)	310	(520)
Amortization of actuarial losses	968	(362)	606

Total loss recognized in OCI	$(13,410)	$5,008	$(8,402)

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 17    EMPLOYEE BENEFIT PLANS (Continued)

December 31, 2007	Before-Tax	Tax (Expense) or Benefit	Net-of-Tax
	(Dollars in thousands)
Net actuarial gains	$5,462	$(2,361)	$3,101
Prior service cost	—	—	—
Amortization of prior service costs	(830)	359	(471)
Amortization of actuarial losses	1,362	(589)	773

Total gain recognized in OCI	$5,994	$(2,591)	$3,403

The following table reconciles the beginning and ending balances of the benefit obligation and the fair value of plan assets for the other post-retirement benefit plans.

December 31,	2008	2007
	(Dollars in thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$57,078	$60,408
Acquisition of State Long Distance	971	—
Service cost	2,001	2,437
Interest cost	3,451	3,432
Plan amendments	355	—
Actuarial (gain) loss	(1,414)	(6,249)
Benefits paid	(2,842)	(2,950)

Benefit obligation at end of year	59,600	57,078

Change in plan assets
Fair value of plan assets at beginning of year	41,886	35,145
Acquisition of State Long Distance	1,774	—
Actual return (loss) on plan assets	(11,022)	2,496
Employer contribution	4,053	7,195
Prescription drug subsidy	(237)	—
Benefits paid	(2,842)	(2,950)

Fair value of plan assets at end of year	33,612	41,886

Funded status	$(25,988)	$(15,192)

The employee benefit plan obligations identified above are recorded as a component of Other deferred liabilities and credits in TDS' Consolidated Balance Sheet.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 17    EMPLOYEE BENEFIT PLANS (Continued)

Net periodic benefit cost recorded in the Consolidated Statement of Operations includes the following components:

Year Ended December 31,	2008	2007	2006
	(Dollars in thousands)
Service cost	$2,001	$2,437	$2,177
Interest cost on accumulated post-retirement benefit obligation	3,451	3,432	2,765
Expected return on plan assets	(3,585)	(3,284)	(2,593)
Amortization of:
Unrecognized prior service cost(1)	(830)	(830)	(830)
Unrecognized net loss(2)	968	1,362	1,168

Net post-retirement cost	$2,005	$3,117	$2,687

(1)
Based on straight-line amortization over the average time remaining before active employees become fully eligible for plan benefits.

(2)
Based on straight-line amortization over the average time remaining before active employees retire.

The following assumptions were used to determine benefit obligations and net periodic benefit cost:

December 31,	2008	2007
Discount rate	6.20%	6.20%
Expected return on plan assets	8.50%	8.50%

In determining the discount rate for 2008, TDS used a hypothetical Aa spot yield curve represented by a series of annualized individual discount rates from six months to thirty years. Each discount rate in the curve was derived by using a hypothetical zero coupon bond from an equal weighting of the bonds in distinct maturity groups. Only those bonds with yields to maturity in the top half of each maturity group were used to construct the yield curve. TDS believes this yield curve matches the expected timing and cash flows of TDS' benefit payments. Prior to 2008, TDS used an average of the Moody's Aa Corporate Bond Index and actuarial bond yield curves that matched the expected timing and cash flows of TDS' benefit payments.

The measurement date for actuarial determination was December 31, 2008. For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits was assumed for 2008 to be 9.3% for plan participants aged 65 and above, and 8.0% for participants under age 65. For all participants the 2008 annual rate of increase is expected to decrease to 5.0% by 2015. The 2007 expected rate of increase was 10.3% for plan participants aged 65 and above, and 9.1% for participants under age 65, decreasing to 5.0% by 2014.

The health care cost trend rate assumption has a significant effect on the amounts reported. A 1% point increase or decrease in assumed health care cost trend rates would have the following effects:

	One Percentage Point
	Increase	Decrease
	(Dollars in thousands)
Effect on total of service and interest cost components	$1,065	$(895)
Effect on post-retirement benefit obligation	$9,080	$(7,862)

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 17    EMPLOYEE BENEFIT PLANS (Continued)

The following table describes how plan assets are invested.

		Allocation of Plan Assets At December 31,
	Target Asset Allocation
Investment Category		2008	2007
U.S. equities	50%	52.2%	52.0%
International equities	20%	19.0%	16.1%
Debt securities	30%	28.8%	31.9%

The post-retirement benefit fund engages multiple asset managers to ensure proper diversification of the investment portfolio within each asset category. The investment objective is to meet or exceed the rate of return of a performance index comprised of 50% Wilshire 5000 Stock Index, 20% FTSE All World (excluding U.S.) Stock Index, and 30% Barclays Capital Aggregate Bond Index. The three-year and five-year average rates of return for TDS' post-retirement benefit fund are (4.1)% and 0.7%, respectively. For purposes of determining net periodic benefit cost, an expected return on plan assets of 8.50% was used. The 8.50% rate of return assumption is also consistent with projected future returns based on the fund's asset mix.

The post-retirement benefit fund does not hold any debt or equity securities issued by TDS, U.S. Cellular or any related parties.

TDS is not required to set aside current funds for its future retiree health and life insurance benefits. The decision to contribute to the plan assets is based upon several factors, including the funded status of the plan, market conditions, alternative investment opportunities, tax benefits and other circumstances. Total accumulated contributions to fund the costs of future retiree medical benefits are restricted to an amount not to exceed 25% of the total accumulated contributions to the pension trust. An additional contribution equal to a reasonable amortization of the past service cost may be made without regard to the 25% limitation. TDS expects to fund $3.6 million in 2009 for the 2008 contribution to the plan.

The following estimated future benefit payments, which reflect expected future service, are expected to be paid:

Year	Estimated Future Post-retirement Benefit Payments
(Dollars in thousands)
2009	$2,489
2010	2,560
2011	2,694
2012	2,769
2013	2,976
Thereafter	17,186

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act expanded Medicare coverage, primarily by adding a prescription drug benefit for Medicare-eligible participants starting in 2006. The Act provided employers currently sponsoring prescription drug programs for Medicare-eligible participants with a range of options for coordinating with the new government-sponsored program to potentially reduce employers' costs. One alternative allowed employers to receive a subsidy from the federal government for all retirees enrolled in the employer-sponsored prescription drug plan. Final regulations released by the Centers for Medicare and Medicaid Services ("CMS") in 2005, along with additional guidance issued throughout 2005, led to a final determination that the plan would qualify for the government subsidy for calendar year 2006. After

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 17    EMPLOYEE BENEFIT PLANS (Continued)

an evaluation of the options available, TDS determined that the most beneficial option would be to accept the direct subsidy from the federal government. During the fourth quarter of 2005, TDS notified its employees of this decision and applied for the federal subsidy.

TDS' accumulated postretirement benefit obligation ("APBO") has been reduced by approximately $15.9 million and $13.8 million as of December 31, 2008 and December 31, 2007 as a result of this subsidy. A reduction in TDS' net periodic postretirement benefit cost due to the anticipated receipt of the federal subsidy was recognized beginning in 2006. The effect of the subsidy reduced TDS' 2008, 2007 and 2006 net periodic postretirement benefit cost by $1.9 million, $2.7 million and $2.6 million, respectively. TDS received a Medicare subsidy of $0.2 million for 2006 in 2008. During 2009 and 2010, TDS expects to receive Medicare subsidies of $0.3 million and $0.3 million for 2007 and 2008, respectively.

NOTE 18    COMMITMENTS AND CONTINGENCIES

Contingent obligations not related to income taxes, including indemnities, litigation and other possible commitments, are accounted for in accordance with SFAS 5, which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of the loss is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been or will be incurred, even if the amount is not estimable. The assessment of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of contingencies could differ materially from amounts accrued in the financial statements.

Lease Commitments

TDS and its subsidiaries have leases for certain plant facilities, office space, retail store sites, cell sites and data-processing equipment which are classified as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. Any rent abatements or lease incentives, in addition to fixed rental increases, are included in the calculation of rent expense and calculated on a straight-line basis over the defined lease term.

TDS accounts for certain lease agreements as capital leases. The short- and long-term portions of capital lease obligations totaled $0.7 million and $3.9 million, respectively, as of December 31, 2008 and $0.5 million and $1.3 million, respectively, as of December 31, 2007. The short- and long-term portions of capital lease obligations are included in Long-term debt in the Consolidated Balance Sheet.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 18    COMMITMENTS AND CONTINGENCIES (Continued)

At December 31, 2008, the aggregate minimum rental payments required and rental receipts expected under noncancellable long-term operating and capital leases were as follows:

	Operating Leases— Future Minimum Rental Payments	Operating Leases— Future Minimum Rental Receipts	Capital Leases— Future Minimum Rental Payments
	(Dollars in thousands)
2009	$142,198	$27,486	$1,098
2010	126,458	22,857	470
2011	108,540	17,307	486
2012	84,853	11,616	501
2013	63,489	4,583	513
Thereafter	536,456	1,287	6,013

Total	$1,061,994	$85,136	9,081

Less: Amount representing interest expense			(4,474)

Present value of minimum lease payments			4,607
Less current portion of obligations under capital leases			(719)

Long-term portion of obligations under capital leases			$3,888

For 2008, 2007 and 2006, rent expense for noncancellable long-term leases was $154.4 million, $147.4 million and $130.2 million, respectively; and rent expense under cancelable short-term leases was $12.7 million, $12.8 million and $20.3 million, respectively. Rental revenue totaled $26.8 million, $23.8 million and $24.1 million in 2008, 2007 and 2006, respectively.

Indemnifications

TDS enters into agreements in the normal course of business that provide for indemnification of counterparties. These agreements include certain asset sales and financing with other parties. The terms of the indemnifications vary by agreement. The events or circumstances that would require TDS to perform under these indemnities are transaction specific; however, these agreements may require TDS to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. TDS is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, TDS has not made any significant indemnification payments under such agreements.

Legal Proceedings

The United States Department of Justice ("DOJ") has notified TDS and U.S. Cellular, a subsidiary of TDS, that each is a named defendant in a civil action brought by a private party in the U.S. District Court for the District of Columbia under the "qui tam" provisions of the federal False Claims Act. TDS and U.S. Cellular were advised that the complaint seeks return of approximately $165 million of bid credit from certain FCC auctions and requests treble damages. The complaint remains under seal pending the DOJ's consideration as to whether to intervene in the proceeding. The DOJ has not yet made any decision as to whether it will intervene. However, as a result of the complaint, the DOJ is investigating TDS' and U.S. Cellular's participation in certain spectrum auctions conducted by the FCC between 2005 and 2008, through Carroll Wireless, L.P., Barat Wireless, L.P., and King Street Wireless, L.P. These limited partnerships were winning bidders in Auction 58, Auction 66, and Auction 73, respectively, and received a 25% bid credit in the applicable auction price under FCC rules. The DOJ is investigating whether these

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 18    COMMITMENTS AND CONTINGENCIES (Continued)

limited partnerships qualified for the 25% bid credit in auction price considering their arrangements with TDS and U.S. Cellular. TDS and U.S. Cellular are cooperating with the DOJ's review. TDS and U.S. Cellular believe that U.S. Cellular's arrangements with these limited partnerships and the limited partnerships' participation in the FCC auctions complied with applicable law and FCC rules and each of TDS and U.S. Cellular intends to vigorously defend itself against any claim that it violated applicable law or FCC rules. At this time, TDS cannot predict the outcome of this review or any proceeding.

TDS is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. If TDS believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements.

Mandatorily Redeemable Minority Interest in Subsidiaries

Under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS 150"), certain minority interests in consolidated entities with finite lives may meet the standard's definition of a mandatorily redeemable financial instrument and thus require reclassification as liabilities and re-measurement at the estimated amount of cash that would be due and payable to settle such minority interests under the applicable entity's organization agreement assuming an orderly liquidation of the finite-lived entity, net of estimated liquidation costs (the "settlement value"). TDS' consolidated financial statements include certain minority interests that meet the standard's definition of mandatorily redeemable financial instruments. These mandatorily redeemable minority interests represent interests held by third parties in consolidated partnerships and limited liability companies ("LLCs"), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the minority interest holders and TDS in accordance with the respective partnership and LLC agreements. The termination dates of TDS' mandatorily redeemable minority interests range from 2042 to 2107.

The settlement value of TDS' mandatorily redeemable minority interests was estimated to be $133.4 million at December 31, 2008. This represented the estimated amount of cash that would be due and payable to settle these minority interests assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2008, net of estimated liquidation costs. This amount is being disclosed pursuant to the requirements of FSP No. FAS 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under SFAS 150. TDS has no current plans or intentions to liquidate any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the minority interests in finite-lived consolidated partnerships and LLCs at December 31, 2008 was $50.0 million, and was included in Minority interest in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of the mandatorily redeemable minority interests of $83.4 million was due primarily to the unrecognized appreciation of the minority interest holders' share of the underlying net assets in the consolidated partnerships and LLCs. Neither the minority interest holders' share, nor TDS' share of the appreciation of the underlying net assets of these subsidiaries was reflected in the consolidated financial statements. The estimate of settlement value was based on certain factors and assumptions which are

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 18    COMMITMENTS AND CONTINGENCIES (Continued)

based on judgment. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount.

NOTE 19    COMMON STOCKHOLDERS' EQUITY

Tax-Deferred Savings Plan

TDS had reserved 45,000 Common Shares and 45,000 Special Common Shares at December 31, 2008, for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions and TDS' contributions in a TDS Common Share fund, a TDS Special Common Share fund, a U.S. Cellular Common Share fund or certain unaffiliated funds.

Common Stock

The holders of Common Shares and Special Common Shares are entitled to one vote per share. The holders of Common Shares have full voting rights; the holders of Special Common Shares have limited voting rights. Other than the election of directors, the Special Common Shares have no votes except as otherwise required by law. The holders of Series A Common Shares are entitled to ten votes per share. Series A Common Shares are convertible, on a share for share basis, into Common Shares or Special Common Shares. TDS has reserved 6,461,000 Common Shares and 6,730,000 Special Common Shares at December 31, 2008, for possible issuance upon such conversion.

The following table summarizes the number of Common, Special Common and Series A Common Shares outstanding.

	Common Shares	Special Common Shares	Common Treasury Shares	Special Common Treasury Shares	Series A Common Shares
	(Shares in thousands)
Balance December 31, 2005	56,481	62,868	(5,105)	(5,128)	6,440
Conversion of Series A Common Shares	2	—	—	—	(2)
Dividend reinvestment, incentive and compensation plans	21	19	429	452	7
Conversion of Preferred Series TT Shares	54	54	—	—	—

Balance December 31, 2006	56,558	62,941	(4,676)	(4,676)	6,445
Repurchase of shares	—	—	—	(2,077)	—
Conversion of Series A Common Shares	10	—	—	—	(10)
Dividend reinvestment, incentive and compensation plans	13	5	1,243	2,041	7

Balance December 31, 2007	56,581	62,946	(3,433)	(4,712)	6,442
Repurchase of shares	—	—	(1,556)	(4,306)	—
Conversion of Series A Common Shares	4	—	—	—	(4)
Dividend reinvestment, incentive and compensation plans	13	12	38	150	23

Balance December 31, 2008	56,598	62,958	(4,951)	(8,868)	6,461

Common Share Repurchase Program

On November 3, 2008, the Board of Directors of TDS authorized a new $250 million stock repurchase program for both TDS Common and Special Common Shares from time to time through open market

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 19    COMMON STOCKHOLDERS' EQUITY (Continued)

purchases, block transactions, private purchases or otherwise, depending on market conditions. This new authorization will expire on November 3, 2011.

On March 2, 2007, the Board of Directors of TDS authorized the repurchase of up to $250 million of TDS Special Common Shares from time to time through open market purchases, block transactions, private purchases or otherwise, depending on market conditions. TDS completed this stock repurchase program in November 2008.

During 2008, TDS repurchased 1,555,627 Common Shares and 4,306,195 Special Common Shares for $199.6 million, or an average of $28.69 per Common Share and $35.99 per Special Common Share. As of December 31, 2008, the remaining amount that TDS had available under its stock repurchase program to repurchase Common Shares and Special Common Shares was $173.7 million. During 2007, TDS repurchased 2,076,979 Special Common Shares for $126.7 million, or an average of $60.99 per share. TDS did not repurchase any shares in 2006.

Prior to November 18, 2008, the Board of Directors of U.S. Cellular had authorized the repurchase of up to 1% of the outstanding U.S. Cellular Common Shares held by non-affiliates in each three month period, primarily for use in employee benefit plans (the "Limited Authorization"). On November 18, 2008, the Board of Directors of U.S. Cellular amended the Limited Authorization to permit the repurchase of up to 5% of the outstanding U.S. Cellular Common Shares held by persons other than TDS affiliates in each twelve month period. This authorization does not have an expiration date.

During 2008, U.S. Cellular repurchased 600,000 Common Shares for $32.9 million, or an average of $54.87 per Common Share. As of December 31, 2008, the number of additional Common Shares that U.S. Cellular could have purchased during the twelve-months then ended pursuant to the Limited Authorization was 225,000.

In addition to U.S. Cellular's Limited Authorization discussed above, on March 6, 2007, the Board of Directors of U.S. Cellular authorized the repurchase of up to 500,000 Common Shares of U.S. Cellular from time to time through open market purchases, block transactions, private transactions or other methods (the "Additional Authorization").

During 2007, U.S. Cellular purchased 1,006,000 Common Shares from an investment banking firm in private accelerated share repurchase ("ASR") transactions dated April 4, July 10, and October 25, 2007.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 19    COMMON STOCKHOLDERS' EQUITY (Continued)

These purchases consisted of 506,000 shares under the Limited Authorization and 500,000 shares under the Additional Authorization. Activity related to these purchases is detailed in the table below.

	April 4, 2007	July 10, 2007	October 25, 2007	Total
	(Dollars in thousands, except per share amounts)
Number of shares purchased	670,000	168,000	168,000	1,006,000
ASR transactions
Initial purchase price paid to investment banking firm	$49,057	$16,145	$16,215	$81,417
Weighted average price per share	$73.22	$96.10	$96.52	$80.93
ASR settlements
Additional amount paid to (received from) investment banking firm(1)	$6,485	$(2,080)	$(2,474)	$1,931
Final total cost of shares, including discount and commission	$55,542	$14,065	$13,741	$83,348
Final weighted average price per share	$82.90	$83.72	$81.79	$82.85

(1)
The cash settlements with the investment banking firm occurred in December 2007 for the April 4, 2007 ASRs and in January 2008 for the July 10, 2007, and October 25, 2007 ASRs. These cash settlements, consisting of an additional payment of $6.5 million in 2007 and a refund of $4.6 million in 2008, resulted in an adjustment to TDS' Capital in excess of par value upon the respective settlements.

U.S. Cellular did not repurchase any shares in 2006.

TDS' ownership percentage of U.S. Cellular increases upon such U.S. Cellular share repurchases. Therefore, TDS accounts for U.S. Cellular's purchases of U.S. Cellular Common Shares as step acquisitions using purchase accounting. See Note 8—Licenses and Goodwill, and Note 9—Customer Lists, for details on the amounts allocated to each of these asset groups.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 19    COMMON STOCKHOLDERS' EQUITY (Continued)

Accumulated Other Comprehensive Income

The changes in the cumulative balance of Accumulated other comprehensive income are as follows:

	Year Ended December 31,
	2008	2007
	(Dollars in thousands)
Marketable equity securities
Balance, beginning of period (prior to adoption of SFAS 159)	$665,377	$749,978
Cumulative effect adjustment upon the adoption of SFAS 159(1)	(647,260)	—

Balance, beginning of period (after adoption of SFAS 159)	18,117	749,978
Add (deduct):
Unrealized gains	654	351,648
Deferred tax expense	(251)	(129,665)

	403	221,983
Unrealized gains of equity method companies	221	35
Minority share of unrealized gains	(17)	(2,549)

Net increase in unrealized gains	607	219,469
Recognized gain on sale of marketable equity securities	(31,725)	(551,823)
Income tax expense	11,647	201,861

	(20,078)	(349,962)
Minority share of income	1,962	15,586

Net recognized gain on sale of marketable equity securities	(18,116)	(334,376)

Net change in marketable equity securities	(17,509)	(114,907)
Initial application of FIN 48	—	30,306

Balance, end of period	$608	$665,377

Derivative instruments
Balance, beginning of period (prior to adoption of SFAS 159)	$(144,583)	$(215,122)
Cumulative effect adjustment upon the adoption of SFAS 159(1)	144,583	—

Balance, beginning of period (after adoption of SFAS 159)	—	(215,122)
Add (deduct):
Deferred income tax benefit	—	223
Recognized loss on settlement	—	125,121
Income tax expense	—	(45,771)

	—	79,573
Minority share of income	—	549

Net change in derivative instruments	—	80,122
Initial application of FIN 48	—	(9,583)

Balance, end of period	$—	$(144,583)

Retirement plans
Balance, beginning of period	$(9,018)	$(12,743)
Add (deduct):
Amounts included in net periodic benefit cost for the period
Net actuarial gain	(13,193)	5,462
Prior service cost	(355)	—
Amortization of prior service cost	(830)	(830)
Amortization of unrecognized net loss	968	1,362

	(13,410)	5,994
Deferred income tax expense	5,008	(2,591)

	(8,402)	3,403

Termination of defined benefit pension plan	—	322

Net change in retirement plans	(8,402)	3,725

Balance, end of period	$(17,420)	$(9,018)

Accumulated other comprehensive income
Balance, beginning of period (prior to adoption of SFAS 159)	$511,776	$522,113
Cumulative effect adjustment upon the adoption of SFAS 159(1)	(502,677)	—

Balance, beginning of period (after adoption of SFAS 159)	9,099	522,113
Add (deduct):
Net change in marketable equity securities	(17,509)	(114,907)
Net change in derivative instruments	—	80,122
Net change in retirement plans	(8,402)	3,725

Net change included in comprehensive income	(25,911)	(31,060)
Initial application of FIN 48	—	20,723

Balance, end of period	$(16,812)	$511,776

(1)
See Note 2—Fair Value Measurements for additional details related to the cumulative effect adjustment related to the adoption of SFAS 159.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 20    PREFERRED SHARES

The holders of outstanding Preferred Shares are entitled to one vote per share. TDS had 8,525, 8,603 and 8,627 Cumulative Preferred Shares ($100 per share stated value) authorized, issued and outstanding at December 31, 2008, 2007 and 2006, respectively. No Preferred Shares were convertible at the option of the holder at December 31, 2008, 2007 and 2006. A holder converted 30,000 Preferred Shares into 54,540 TDS Common Shares and Special Common Shares on November 9, 2006. The Common and Special Common Shares issued had an aggregate fair value of $5.4 million on the date of conversion. As of December 31, 2008, 8,228 Preferred Shares are redeemable at the option of TDS for 4.35 U.S. Cellular Common Shares or equivalent value in cash or TDS Common Shares. The remaining Preferred Shares are not redeemable. The average dividend rate was $6.03, $6.04 and $5.23 per share in 2008, 2007 and 2006, respectively.

The following is a schedule of Preferred Shares activity:

Year Ended December 31,	2008	2007	2006
	(Dollars in thousands)
Balance, beginning of year	$860	$863	$3,863
Conversion of preferred	—	—	(3,000)
Repurchase of preferred shares	(8)	(3)	—

Balance, end of year	$852	$860	$863

NOTE 21    STOCK-BASED COMPENSATION

TDS Consolidated

The following table summarizes stock-based compensation expense recognized during 2008, 2007 and 2006:

Year Ended December 31,	2008	2007	2006
	(Dollars in thousands)
Stock option awards	$10,013	$18,961	$30,630
Restricted stock unit awards	11,125	12,400	13,025
Deferred compensation matching stock unit awards	389	155	(742)
Employee stock purchase plans	469	229	87
Awards under non-employee directors' compensation plan	697	146	406

Total stock-based compensation, before income taxes	22,693	31,891	43,406
Income tax benefit	(8,354)	(11,783)	(16,588)

Total stock-based compensation expense, net of income taxes	$14,339	$20,108	$26,818

At December 31, 2008, unrecognized compensation cost for all stock-based compensation awards was $29.4 million. The unrecognized compensation cost for stock-based compensation awards at December 31, 2008, is expected to be recognized over a weighted average period of 1.4 years.

In 2008, 2007 and 2006, stock-based compensation expense of $21.0 million, $30.0 million and $41.1 million, respectively, were recorded in Selling, general and administrative expense and $1.7 million, $1.9 million and $2.3 million, respectively, were recorded in Cost of services and products.

TDS' tax benefits from the exercise of stock options and other awards totaled $8.8 million in 2008.

On March 7, 2006, the TDS and U.S. Cellular Compensation Committees approved amendments to stock option award agreements. The amendments modified current and future options to extend the exercise period until 30 days following (i) the lifting of a "suspension" if options otherwise would expire or be

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 21    STOCK-BASED COMPENSATION (Continued)

forfeited during the suspension period and (ii) the lifting of a blackout if options otherwise would expire or be forfeited during a blackout period. TDS and U.S. Cellular temporarily suspended issuances of shares under their Long Term Incentive Plans between March 17, 2006 and October 10, 2006 as a consequence of late SEC filings. As required under the provisions of SFAS 123(R), TDS evaluated the impact of this plan modification and recognized stock-based compensation expense of $1.7 million on a consolidated basis in 2006.

TDS (excluding U.S. Cellular)

The information in this section relates to stock-based compensation plans using the equity instruments of TDS. Participants in these plans are generally employees of TDS Corporate and TDS Telecom, although U.S. Cellular employees are eligible to participate in the TDS Employee Stock Purchase Plan. Information related to plans using the equity instruments of U.S. Cellular are shown in the U.S. Cellular section following the TDS section.

Under the TDS 2004 Long-Term Incentive Plan, TDS may grant fixed and performance-based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. TDS had reserved 1,966,000 Common Shares and 9,288,000 Special Common Shares at December 31, 2008 for equity awards granted and to be granted under this plan. At December 31, 2008 the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards. As of December 31, 2008, TDS also had reserved 175,000 Special Common Shares under an employee stock purchase plan. The maximum number of TDS Common Shares and TDS Special Common Shares that may be issued to employees under all stock-based compensation plans in effect at December 31, 2008 was 1,966,000 and 9,463,000 shares, respectively. TDS has also created a Non-Employee Directors' Plan under which it has reserved 57,000 TDS Special Common Shares as of December 31, 2008 for issuance as compensation to members of the Board of Directors who are not employees of TDS. An additional 50,000 shares were authorized under this plan in January 2009. When shares are issued upon stock option exercises or restricted stock unit vesting, TDS uses treasury shares.

Long-Term Incentive Plan—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over periods up to three years from the date of grant. Stock options outstanding at December 31, 2008 expire between 2009 and 2018. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of the option generally equals the market value of TDS common stock on the date of grant.

TDS options granted in 2006 and 2007 became exercisable on December 15 of the year of grant. TDS options granted in 2008 become exercisable with respect to one-third of the number of shares subject to the option on each of the first, second and third anniversaries of the grant date. As a result of this change, the SFAS 123(R) expense related to options granted in 2008 will be reflected over a three year period, instead of entirely in the year of grant as in 2007 and 2006. As a result, the amount of expense recognized related to stock option awards in 2008 is lower than the corresponding expense amounts recognized in 2007 and 2006.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 21    STOCK-BASED COMPENSATION (Continued)

TDS granted 1,189,000, 873,000 and 1,447,000 stock options during 2008, 2007 and 2006, respectively. TDS estimated the fair value of such stock options granted using the Black-Scholes valuation model and the assumptions shown in the table below:

	2008	2007	2006
Expected life	5.0 Years	4.0 Years	4.9 Years
Expected annual volatility rate	25.95%	19.50%	25.90%
Dividend yield	1.16%	0.70%	0.7% - 1.0%
Risk-free interest rate	3.06%	4.70%	3.9% - 4.8%
Estimated annual forfeiture rate	1.88%	1.00%	0.60%

Any employee with stock options granted prior to the date of the TDS Special Common Share dividend on May 13, 2005, receives one Common Share and one Special Common Share per tandem option exercised. Each tandem option is exercisable at its original exercise price. TDS options granted after the distribution of the TDS Special Common Share dividend will receive one Special Common Share per option exercised.

A summary of TDS stock options (total and portion exercisable) and changes during the three years ended December 31, 2008, is presented in the tables and narrative below:

Tandem Options	Number of Tandem Options(1)	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2005	2,701,000	$73.86
(2,461,000 exercisable)
Granted	—	$—	$—
Exercised	(415,000)	58.45		$14,313,000
Forfeited	(17,000)	59.23
Expired	(15,000)	105.47

Outstanding at December 31, 2006	2,254,000	76.59
(2,193,000 exercisable)
Granted	—	$—	$—
Exercised	(1,205,000)	74.21		$58,233,000
Forfeited	(1,000)	65.96
Expired	(11,000)	77.69

Outstanding at December 31, 2007	1,037,000	$79.25
(1,037,000 exercisable)
Granted	—	$—	$—
Exercised	(48,000)	42.88		$2,873,000
Forfeited	—	—
Expired	(2,000)	81.26

Outstanding at December 31, 2008	987,000	$81.03		$1,238,000	3.7
(987,000 exercisable)				$1,238,000	3.7

(1)
Upon exercise, each tandem option is converted into one TDS Common Share and one TDS Special Common Share.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 21    STOCK-BASED COMPENSATION (Continued)

Special Common Share Options	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2005	—	$—
Granted	1,447,000	40.07	$11.51
Exercised	(31,000)	38.00		$374,000
Forfeited	(14,000)	38.00

Outstanding at December 31, 2006	1,402,000	$40.15
(1,400,000 exercisable)
Granted	873,000	$59.45	$13.20
Exercised	(824,000)	38.59		$16,543,000
Forfeited	(4,000)	59.45

Outstanding at December 31, 2007	1,447,000	$52.63
(1,446,000 exercisable)
Granted	1,189,000	$35.35	$8.85
Exercised	(4,000)	38.11		$48,965
Forfeited	(3,000)	35.35
Expired	(15,000)	59.45

Outstanding at December 31, 2008	2,614,000	$44.77		$—	8.8
(1,428,000 exercisable)				$—	8.1

The aggregate intrinsic value in the tables above represents the total pre-tax intrinsic value (the difference between TDS' closing stock prices and the exercise price, multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2008.

Long-Term Incentive Plan—Restricted Stock Units—TDS also grants restricted stock unit awards to key employees. Each restricted stock unit outstanding is convertible into one Special Common Share upon the vesting of such restricted stock units. The restricted stock unit awards currently outstanding were granted in 2007 and 2008 and will vest in December 2009 and 2010, respectively.

TDS estimates the fair value of restricted stock units based on the closing market price of TDS shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of TDS nonvested restricted stock units at December 31, 2008 and changes during the year then ended is presented in the table below.

Special Common Restricted Stock Units	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2007	194,000	$49.56
Granted	146,000	35.35
Vested	(90,000)	40.69
Forfeited	(13,000)	41.84

Nonvested at December 31, 2008	237,000	$44.63

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 21    STOCK-BASED COMPENSATION (Continued)

The total fair values as of the respective vesting dates of restricted stock units vested during 2008, 2007 and 2006 were $2.5 million, $10.9 million and $0.1 million, respectively.

Long-Term Incentive Plan—Deferred Compensation Stock Units —Certain TDS employees may elect to defer receipt of all or a portion of their annual bonuses and to receive stock unit matches on the amount deferred up to $400,000. Deferred compensation, which is immediately vested, is deemed to be invested in TDS Common Share units or, at the election of the committee that administers the plan after the TDS Special Common Share dividend in 2005, TDS Special Common Share units. TDS match amounts depend on the amount of annual bonus that is deferred into stock units. Participants receive a 25% stock unit match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus. The matched stock units vest ratably at a rate of one-third per year over three years. When fully vested and upon distribution, employees will receive the vested TDS Common Shares and/or TDS Special Common Shares, as applicable.

TDS estimates the fair value of deferred compensation matching stock units based on the closing market price of TDS shares on the date of grant. The fair value of the matched stock units is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of TDS' nonvested deferred compensation stock units at December 31, 2008 and changes during the year then ended is presented in the table below:

Special Common Deferred Compensation Stock Units	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2007	1,800	$48.30
Granted	3,000	38.60
Vested	(2,200)	42.91

Nonvested at December 31, 2008	2,600	$41.67

Employee Stock Purchase Plan—Under the 2003 Employee Stock Purchase Plan, eligible employees of TDS and its subsidiaries may purchase a limited number of shares of TDS common stock on a quarterly basis. Prior to 2006, such common stock consisted of TDS Common Shares. Beginning in 2006, such common stock consisted of TDS Special Common Shares. The plan became effective on April 1, 2003 and terminated on December 31, 2008. The TDS 2009 Employee Stock Purchase Plan became effective January 1, 2009 and will terminate December 31, 2013. TDS had reserved 175,000 Special Common Shares at December 31, 2008 for issuance under this plan.

Under these plans, the per share cost to each participant is 85% of the market value of the Common Shares or Special Common Shares as of the issuance date. Under SFAS 123(R), the employee stock purchase plans are considered compensatory plans; therefore recognition of compensation costs for stock issued under these plans is required. Compensation cost is measured as the difference between the cost of the shares to the plan participants and the fair market value of the shares on the date of issuance.

Compensation of Non-Employee Directors—TDS issued 8,400 and 3,500 Special Common Shares under its Non-Employee Directors' plan in 2008 and 2007, respectively. TDS issued 2,600 Common Shares and 5,900 Special Common Shares under its Non-Employee Directors' plan in 2006.

Dividend Reinvestment Plans—TDS had reserved 449,000 Common Shares and 306,000 Special Common Shares at December 31, 2008, for issuance under Automatic Dividend Reinvestment and Stock Purchase Plans and 169,000 Series A Common Shares for issuance under the Series A Common Share

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 21    STOCK-BASED COMPENSATION (Continued)

Automatic Dividend Reinvestment Plan. These plans enable holders of TDS' Common Shares, Special Common Shares and Preferred Shares to reinvest cash dividends in Common Shares and Special Common Shares and holders of Series A Common Shares to reinvest cash dividends in Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS' Common Shares and Special Common Shares on the New York Stock Exchange for the ten trading days preceding the date on which the purchase is made. Under the provisions of SFAS 123(R), these plans are considered non-compensatory plans, therefore no compensation expense is recognized for stock issued under these plans.

U.S. Cellular

The information in this section relates to stock-based compensation plans using the equity instruments of U.S. Cellular. Participants in these plans are employees of U.S. Cellular. Information related to plans using the equity instruments of TDS are shown in the previous section.

U.S. Cellular has established the following stock-based compensation plans: a long-term incentive plan, an employee stock purchase plan, and a non-employee director compensation plan. Also, U.S. Cellular employees are eligible to participate in the TDS employee stock purchase plan.

Under the U.S. Cellular 2005 Long-Term Incentive Plan, U.S. Cellular may grant fixed and performance-based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2008, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

At December 31, 2008 U.S. Cellular had reserved 3,766,000 Common Shares for equity awards granted and to be granted under the long-term incentive plan, and also had reserved 125,000 Common Shares for issuance to employees under an employee stock purchase plan. The maximum number of U.S. Cellular Common Shares that may be issued to employees under all stock-based compensation plans in effect at December 31, 2008 was 3,891,000. U.S. Cellular currently uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

U.S. Cellular also has established a Non-Employee Director Compensation Plan under which it has reserved 53,000 Common Shares of U.S. Cellular stock for issuance as compensation to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

Long-Term Incentive Plan—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over periods, between three and five years from the date of grant. Stock options outstanding at December 31, 2008 expire between 2009 and 2018. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of the option generally equals the market value of U.S. Cellular Common Shares on the date of grant.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 21    STOCK-BASED COMPENSATION (Continued)

U.S. Cellular granted 685,000, 477,000 and 559,000 stock options during 2008, 2007 and 2006, respectively. U.S. Cellular estimated the fair value of such stock options using the Black-Scholes valuation model and the assumptions shown in the table below.

	2008	2007	2006
Expected life	3.7 Years	3.1 Years	3.0 Years
Expected volatility	28.1%–40.3%	22.5%–25.7%	23.5%–25.2%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.2%–3.5%	3.3%–4.8%	4.5%–4.7%
Estimated annual forfeiture rate	11.29%	9.60%	4.40%

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during the three years ended December 31, 2008, is presented in the table below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2005	2,701,000	$38.80
(885,000 exercisable)
Granted	559,000	59.52	$14.07
Exercised	(546,000)	34.55		$14,324,000
Forfeited	(140,000)	41.50
Expired	(3,000)	40.90

Outstanding at December 31, 2006	2,571,000	$44.07
(1,430,000 exercisable)
Granted	477,000	74.29	$16.74
Exercised	(1,523,000)	45.53		$55,912,000
Forfeited	(122,000)	57.05
Expired	(4,000)	34.44

Outstanding at December 31, 2007	1,399,000	$51.65
(544,000 exercisable)
Granted	685,000	56.99	$14.08
Exercised	(415,000)	37.90		$7,487,000
Forfeited	(38,000)	61.40
Expired	(5,000)	63.56

Outstanding at December 31, 2008	1,626,000	$57.15		$1,524,000	7.8
(624,000 exercisable)				$1,480,000	6.8

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between U.S. Cellular's closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2008.

Long-Term Incentive Plan—Restricted Stock Units—U.S. Cellular grants restricted stock unit awards, which generally vest after three years, to key employees.

U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 21    STOCK-BASED COMPENSATION (Continued)

Awards granted under this plan prior to 2005 were classified as liability awards due to a plan provision which allowed participants to elect tax withholding in excess of minimum statutory tax rates. In 2005, this provision was removed from the plan and, thus, awards after 2005 have been classified as equity awards (except for awards that may be settled in stock or cash at the option of the recipient, which are classified as liability awards). All restricted stock units that were classified as liability awards vested prior to 2008.

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2008 and changes during the year then ended is presented in the table below.

	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2007	377,000	$58.92
Granted	249,000	56.12
Vested	(153,000)	46.21
Forfeited	(16,000)	62.62

Nonvested at December 31, 2008	457,000	$61.51

The total fair value of liability classified restricted stock units that vested during 2007 and 2006 was $4.3 million and $7.6 million, respectively. The total fair value of equity classified restricted stock units that vested during 2008 and 2007 was $8.3 million and $0.5 million, respectively.

Long-Term Incentive Plan—Deferred Compensation Stock Units—Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units. Upon distribution of such stock units, participants will receive U.S. Cellular Common Shares. The amount of U.S. Cellular's matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units. The matching contribution stock units vest ratably at a rate of one-third per year over three years. Upon vesting and distribution of such matching contribution stock units, participants will receive U.S. Cellular Common Shares.

U.S. Cellular estimates the fair value of deferred compensation matching contribution stock units based on the closing market price of U.S. Cellular Common Shares on the date of match. The fair value of such matching contribution stock units is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular nonvested deferred compensation stock units at December 31, 2008 and changes during the year then ended is presented in the table below:

	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2007	2,200	$67.30
Granted	4,100	56.23
Vested	(2,700)	60.78

Nonvested at December 31, 2008	3,600	$59.65

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 21    STOCK-BASED COMPENSATION (Continued)

Employee Stock Purchase Plan—Under the 2003 Employee Stock Purchase Plan ("2003 ESPP"), eligible employees of U.S. Cellular and its subsidiaries may purchase a limited number of U.S. Cellular Common Shares on a quarterly basis. The 2003 ESPP became effective on April 1, 2003 and terminated on December 31, 2008. The U.S. Cellular 2009 Employee Stock Purchase Plan ("2009 ESPP") became effective January 1, 2009 and will terminate December 31, 2013. At December 31, 2008, U.S. Cellular had reserved 125,000 shares for issuance under the 2009 ESPP. U.S. Cellular employees are also eligible to participate in the TDS Employee Stock Purchase Plan.

Under these plans, the per share cost to participants is 85% of the market value of the U.S. Cellular Common Shares, TDS Common Shares or TDS Special Common Shares as of the issuance date. Under SFAS 123(R), the employee stock purchase plans are considered compensatory plans; therefore, recognition of compensation cost for stock issued under these plans is required. Compensation cost is measured as the difference between the cost of the shares to plan participants and the market value of the shares on the date of issuance.

Compensation of Non-Employee Directors—U.S. Cellular issued 700 and 1,150 Common Shares in 2007 and 2006, respectively, under its Non-Employee Director Compensation Plan. No Common Shares were issued under this plan in 2008.

NOTE 22    BUSINESS SEGMENT INFORMATION

U.S. Cellular and TDS Telecom are billed for all services they receive from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to U.S. Cellular and TDS Telecom and on allocations of common expenses.

Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular and TDS Telecom are reflected in the accompanying business segment information on a basis that is representative of what they would have been if U.S. Cellular and TDS Telecom operated on a stand-alone basis.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 22    BUSINESS SEGMENT INFORMATION (Continued)

Financial data for TDS' business segments for 2008, 2007 and 2006 is as follows.

		TDS Telecom
	U.S. Cellular			Non- Reportable Segment(1)	Other Reconciling Items(2)
Year Ended or at December 31, 2008		ILEC	CLEC			Total
	(Dollars in thousands)
Operating revenues	$4,243,185	$611,034	$220,002	$53,170	$(35,372)	$5,092,019
Cost of services and products	1,527,463	184,285	109,457	40,381	(7,900)	1,853,686
Selling, general and administrative expense	1,701,050	166,787	69,040	9,251	(24,698)	1,921,430

Operating income before certain non-cash items(3)	1,014,672	259,962	41,505	3,538	(2,774)	1,316,903
Depreciation, amortization and accretion expense	576,931	134,935	23,431	2,909	11,871	750,077
Loss on impairment of intangible assets	386,653	—	—	—	27,723	414,376
Loss on asset disposals, net	23,378	466	391	—	61	24,296

Operating income (loss)	27,710	124,561	17,683	629	(42,429)	128,154
Significant non-operating items:
Equity in earnings of unconsolidated entities	91,981	22	—	—	(2,191)	89,812
Gain (loss) on investments and financial instruments	16,628	17,758	—	—	(2,791)	31,595
Investments in unconsolidated entities	156,637	6,517	—	—	42,614	205,768
Total assets	5,566,042	1,397,414	127,673	26,733	534,554	7,652,416
Capital expenditures	$585,590	$120,927	$19,832	$1,362	$7,212	$734,923
		TDS Telecom
	U.S. Cellular			Non- Reportable Segment(1)	Other Reconciling Items(2)
Year Ended or at December 31, 2007		ILEC	CLEC			Total
	(Dollars in thousands)
Operating revenues	$3,946,264	$629,983	$236,529	$48,016	$(31,808)	$4,828,984
Cost of services and products	1,354,372	193,761	116,612	36,225	(7,439)	1,693,531
Selling, general and administrative expense	1,558,568	175,392	82,083	8,145	(23,708)	1,800,480

Operating income before certain non-cash items(3)	1,033,324	260,830	37,834	3,646	(661)	1,334,973
Depreciation, amortization and accretion expense	578,186	133,440	24,022	2,665	9,823	748,136
Loss on impairment of intangible assets	24,923	—	—	—	—	24,923
Loss on asset disposals, net	34,016	—	—	—	—	34,016

Operating income (loss)	396,199	127,390	13,812	981	(10,484)	527,898
Significant non-operating items:
Equity in earnings of unconsolidated entities	90,033	70	—	—	1,728	91,831
Gain (loss) on investments and financial instruments	132,599	—	—	—	(51,176)	81,423
Marketable equity securities	16,352	—	—	—	1,901,542	1,917,894
Investments in unconsolidated entities	157,693	3,677	—	—	45,048	206,418
Total assets	5,611,874	1,679,838	145,864	27,792	2,428,775	9,894,143
Capital expenditures	$565,495	$111,806	$16,374	$1,461	$4,430	$699,566

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 22    BUSINESS SEGMENT INFORMATION (Continued)

		TDS Telecom
	U.S. Cellular			Non- Reportable Segment(1)	Other Reconciling Items(2)
Year Ended or at December 31, 2006		ILEC	CLEC			Total
	(Dollars in thousands)
Operating revenues	$3,473,155	$645,525	$235,804	$32,448	$(22,414)	$4,364,518
Cost of services and products	1,208,586	191,932	122,527	22,704	(4,208)	1,541,541
Selling, general and administrative expense	1,399,561	188,229	90,173	6,366	(11,607)	1,672,722

Operating income before certain non-cash items(3)	865,008	265,364	23,104	3,378	(6,599)	1,150,255
Depreciation, amortization and accretion expense	555,525	135,370	24,242	2,754	—	717,891
Loss on asset disposals, net	19,587	—	—	—	—	19,587

Operating income (loss)	289,896	129,994	(1,138)	624	(6,599)	412,777
Significant non-operating items:
Equity in earnings of unconsolidated entities	93,119	—	—	—	2,051	95,170
Gain (loss) on investments and financial instruments	7,405	91,419	—	—	(236,503)	(137,679)
Marketable equity securities	253,912	—	—	—	2,536,718	2,790,630
Investments in unconsolidated entities	150,325	3,623	—	—	43,688	197,636
Total assets	5,680,616	1,699,817	148,186	26,716	3,044,179	10,599,514
Capital expenditures	$579,785	$113,179	$17,255	$3,287	$8,952	$722,458

(1)
Represents Suttle-Straus.

(2)
Consists of the Corporate operations, intercompany eliminations, TDS Corporate and TDS Telecom marketable equity securities and other corporate investments.

(3)
The amount of Operating income before certain non-cash items is a non-GAAP financial measure. The non-cash items excluded from this subtotal are Depreciation, amortization and accretion; Loss on impairment of intangible assets; and Loss on asset disposals, net. This amount may also be commonly referred to by management as operating cash flow. TDS has presented operating cash flow because this financial measure, in combination with other financial measures, is an integral part of TDS' internal reporting system utilized by management to assess and evaluate the performance of its business. Operating cash flow is also considered a significant performance measure. It is used by management as a measurement of its success in obtaining, retaining and servicing customers by reflecting its ability to generate subscriber revenue while providing a high level of customer service in a cost effective manner. The components of operating cash flow include the key revenue and expense items for which operating managers are responsible and upon which TDS evaluates its performance.

Other companies in the wireless industry may define operating cash flow in a different manner or present other varying financial measures, and, accordingly, TDS' presentation may not be comparable to other similarly titled measures of other companies.

Operating cash flow should not be construed as an alternative to operating income (loss), as determined in accordance with GAAP, as an alternative to cash flows from operating activities, as determined in accordance with GAAP, or as a measure of liquidity. TDS believes operating cash flow is useful to investors as a means to evaluate TDS' operating performance prior to noncash depreciation and amortization expense, and certain other noncash charges. Although operating cash flow may be defined differently by other companies in the wireless industry, TDS believes that operating cash flow provides some commonality of measurement in analyzing operating performance of companies in the wireless industry.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 23    SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid and certain noncash transactions.

Year Ended December 31,	2008	2007	2006
	(Dollars in thousands)
Interest paid	$136,156	$196,696	$215,947
Income taxes paid	470,033	500,899	331,268
Common shares issued for conversion of preferred shares	—	—	3,000

TDS withheld 11,028 Common Shares and 44,873 Special Common Shares with an aggregate value of $2.1 million in 2008, 38,805 Common Shares and 59,432 Special Common Shares with an aggregate value of $6.1 million in 2007 and 3,960 Common Shares and 883 Special Common Shares with an aggregate value of $0.3 million in 2006, from employees who exercised stock options or who received distribution of vested restricted stock awards. Such shares were withheld to cover the exercise price of stock options, if applicable, and required tax withholdings. TDS received $1.4 million related to the exercise of stock options and vesting of other stock awards during 2008. Of that amount, $1.2 million was disbursed for payment of taxes which was offset by cash proceeds received upon the exercise of stock options of $2.6 million.

U.S. Cellular withheld 368,231, 716,446 and 54,537 Common Shares with an aggregate value of $20.1 million, $60.0 million and $3.2 million in 2008, 2007, and 2006, respectively, from employees who exercised stock options or who received a distribution of vested restricted stock awards. Such shares were withheld to cover the exercise price of stock options, if applicable, and required tax withholdings. U.S. Cellular disbursed a net of $2.3 million in cash from the exercise of stock options and vesting of other stock awards during 2008. Of that amount, $5.9 million was disbursed for payment of taxes which was offset by cash proceeds received upon the exercise of stock options of $3.6 million.

NOTE 24    NOTES RECEIVABLE

Included in Notes receivable at December 31, 2008 and 2007, is a loan of $55.1 million to Airadigm Communications, Inc. ("Airadigm"), a wireless communications provider, related to the funding of Airadigm's operations. The value of the loan was directly related to the values of certain assets and contractual rights of Airadigm. The loan had been determined by management to be impaired in 2001 due to Airadigm's business strategies and other events that caused management to doubt the probable collection of the amounts due in accordance with the contractual terms of the note. A full valuation allowance of $55.1 million was recorded in 2001 against the loan.

NOTE 25    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of TDS and its subsidiaries: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS, the non-executive Chairman of the Board and member of the Board of Directors of TDS and a director of U.S. Cellular, a subsidiary of TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of certain subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS or its subsidiaries. TDS, U.S. Cellular and their subsidiaries incurred legal costs from Sidley Austin of $12.0 million in 2008, $11.2 million in 2007 and $12.0 million in 2006.

The Audit Committee of the Board of Directors is responsible for the review and oversight of all related party transactions, as such term is defined by the rules of the New York Stock Exchange.

Telephone and Data Systems, Inc.

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management of Telephone and Data Systems, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, were fairly presented. The financial statements included amounts that were based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr. President and Chief Executive Officer (Principal Executive Officer)	/s/ Kenneth R. Meyers Kenneth R. Meyers Executive Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ Douglas D. Shuma Douglas D. Shuma Senior Vice President and Controller (Principal Accounting Officer)

Telephone and Data Systems, Inc.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. TDS' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). TDS' internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the Board of Directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of TDS' management, including its Chief Executive Officer and Chief Financial Officer, TDS conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that TDS maintained effective internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the COSO.

The effectiveness of TDS' internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report included herein.

/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr. President and Chief Executive Officer (Principal Executive Officer)	/s/ Kenneth R. Meyers Kenneth R. Meyers Executive Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ Douglas D. Shuma Douglas D. Shuma Senior Vice President and Controller (Principal Accounting Officer)

Telephone and Data Systems, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Telephone and Data Systems, Inc.:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, common stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of Telephone and Data Systems, Inc. reflect an investment in this partnership of $117,300,000 and $117,200,000 as of December 31, 2008 and 2007, respectively, and equity earnings of $66,100,000, $71,200,000, and $62,300,000, respectively for each of the three years in the period ended December 31, 2008. The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

As discussed in Notes 1, 2, 3 and 17 to the consolidated financial statements, the Company changed the manner in which it accounts for financial assets and liabilities in 2008, uncertain tax positions in 2007 and the manner in which it accounts for its other postretirement benefits in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance

Telephone and Data Systems, Inc.

regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chicago, Illinois
February 26, 2009

Telephone and Data Systems, Inc.

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share amounts)
Operating data
Operating revenues	$5,092,019	$4,828,984	$4,364,518	$3,952,978	$3,702,137
Operating income(a)	128,154	527,898	412,777	380,698	201,253
Gain (loss) on investments and financial instruments	31,595	81,423	(137,679)	727,474	(480,750)
Income (loss) from continuing operations	93,541	343,285	161,759	646,743	(259,297)
Discontinued operations, net of tax	—	—	—	997	6,362
Extraordinary item, net of tax	—	42,827	—	—	—
Net income (loss) available to common	$93,489	$386,060	$161,594	$647,538	$(253,138)
Basic weighted average shares outstanding (000s)	115,817	117,624	115,904	115,296	114,592
Basic earnings (loss) per share from:
Continuing operations(b)	$0.81	$2.92	$1.39	$5.61	$(2.26)
Discontinued operations(b)	—	—	—	0.01	0.05
Extraordinary item(b)	—	0.36	—	—	—

Income (loss) available to common(b)	$0.81	$3.28	$1.39	$5.62	$(2.21)
Diluted weighted average shares outstanding (000s)	116,255	119,126	116,844	116,081	114,592
Diluted earnings (loss) per share from:
Continuing operations(b)	$0.80	$2.86	$1.37	$5.56	$(2.26)
Discontinued operations(b)	—	—	—	0.01	0.05
Extraordinary item(b)	—	0.36	—	—	—

Income (loss) available to common(b)	$0.80	$3.22	$1.37	$5.57	$(2.21)
Dividends per Common, Special Common and Series A Common Share(b)	$0.41	$0.39	$0.37	$0.35	$0.33

Balance sheet data
Cash and cash equivalents	$777,309	$1,174,446	$1,013,325	$1,095,791	$1,171,105
Marketable equity securities	—	1,917,893	2,790,630	2,531,690	3,398,804
Property, plant and equipment, net	3,568,924	3,525,102	3,581,386	3,529,760	3,425,903
Total assets	7,652,416	9,894,143	10,599,514	10,204,782	10,821,899
Notes payable	—	—	35,000	135,000	30,000
Long-term debt, excluding current portion	1,621,422	1,632,226	1,633,308	1,633,519	1,974,599
Prepaid forward contracts, excluding current portion	—	—	987,301	1,707,282	1,689,644
Common stockholders' equity	3,767,487	3,926,338	3,570,420	3,217,195	3,076,043
Capital expenditures	$734,923	$699,566	$722,458	$710,507	$786,623
Current ratio(c)	2.1	1.4	1.4	1.7	2.5
Return on average equity(d)	2.4%	9.2%	4.8%	20.6%	(8.6)%

(a)
Includes Loss on impairment of intangible assets of $414.4 million in 2008, $24.9 million in 2007 and $29.4 million in 2004.

(b)
TDS distributed one Special Common Share in the form of a stock dividend with respect to each outstanding Common Share and Series A Common Share of TDS on May 13, 2005 to shareholders of record on April 29, 2005. Prior period earnings per share have been retroactively adjusted to give effect to the new capital structure.

(c)
Current ratio is calculated by dividing current assets by current liabilities. These amounts are taken directly from the Consolidated Balance Sheet.

(d)
Return on average equity is calculated by dividing Income (loss) from continuing operations by the average of beginning and ending Common shareholders' equity. Those amounts are taken from the Consolidated Statement of Operations and Balance Sheet. The result is shown as a percentage.

Telephone & Data Systems, Inc.

FIVE-YEAR STATISTICAL SUMMARY

At or Year Ended December 31,	2008	2007	2006	2005	2004
	(Dollars in thousands, except per unit amounts)
Wireless Operations
Total number of consolidated markets(a)	239	218	201	189	175
Customers	6,196,000	6,102,000	5,815,000	5,482,000	4,945,000
Total population(b)
Consolidated markets	83,014,000	82,371,000	55,543,000	45,244,000	44,391,000
Consolidated operating markets	46,009,000	44,955,000	44,043,000	43,362,000	39,893,000
Market penetration(c)
Consolidated markets	7.5%	7.4%	10.5%	12.1%	11.1%
Consolidated operating markets	13.5%	13.6%	13.2%	12.6%	12.4%
Net customer additions	91,000	301,000	281,000	477,000	627,000
Postpay churn rate(d)	1.5%	1.4%	1.6%	1.6%	1.5%
Average monthly service revenue per customer(e)	$53.23	$51.17	$47.23	$45.24	$46.58
Wireline Operations
ILEC
Equivalent access lines served(f)	776,700	762,700	757,300	735,300	730,400
Telephone companies	114	111	111	111	111
Capital expenditures	$120,927	$111,806	$113,179	$97,493	$103,069
CLEC
Equivalent access lines served(f)	393,000	435,000	456,200	448,600	426,800
Capital expenditures	$19,832	$16,374	$17,255	$27,117	$35,178
Financial Position
Common, Special Common and Series A Common Shares outstanding (000s)	112,198	117,823	116,592	115,555	114,872
Price/earnings ratio(g)	74.81	42.03	75.86	12.71	N/M
Common equity per share(h)	29.90	31.17	28.35	25.58	24.49
Year-end stock price(h)
Common Shares	$31.75	$62.60	$54.33	$36.03	$76.95
Special Common Shares	28.10	57.60	49.60	34.61	—

Combined	$59.85	$120.20	$103.93	$70.64	$76.95

Dividends per share(h)	$0.41	$0.39	$0.37	$0.35	$0.33

(a)
Markets whose results are included in U.S. Cellular's consolidated financial statements.

(b)
Calculated using Claritas population estimates for the preceding year. "Consolidated Markets" represents 100% of the population of the markets that U.S. Cellular consolidates. "Consolidated operating markets" are markets in which U.S. Cellular provides wireless services to customers as of December 31 of each year. This population measurement is used only for purposes of calculating market penetration (without duplication of population in overlapping markets).

(c)
Calculated by dividing "Customers" by "Total population of consolidated markets" or "Total population of consolidated operating markets."

(d)
Postpay churn rate represents the percentage of the postpay customer base that disconnects service each month.

(e)
The numerator of this calculation consists of service revenues for the respective 12-month period divided by 12. The denominator consists of the average number of U.S. Cellular wireless customers.

(f)
Equivalent access lines are the sum of physical access lines and high-capacity data lines adjusted to estimate the equivalent number of physical access lines in terms of capacity. A physical access line is the individual circuit connecting a customer to a telephone company's central office facilities.

(g)
Based on the year-end stock price divided by diluted earnings per share from continuing operations.

(h)
The 2005 year-end stock price reflects the Special Common Share stock dividend issued May 13, 2005. Common stockholders' equity per share and dividends per share have been retroactively adjusted for 2004 to give effect to the stock dividend.

N/M—Not Meaningful.

Telephone & Data Systems, Inc.

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended
	March 31	June 30	September 30	December 31
	(Amounts in thousands, except per share amounts)
2008
Operating revenues	$1,249,101	$1,274,351	$1,304,598	$1,263,969
Loss on impairment of intangible assets(1)	—	—	—	414,376
Operating income (loss)	153,609	149,743	152,139	(327,337)
Gain (loss) on investments and financial instruments	(3,490)	3,088	31,997	—
Net income (loss)	$73,487	$87,757	$101,223	$(168,926)
Basic weighted average shares outstanding	117,570	116,267	115,700	113,711
Basic earnings per share—net income (loss)	$0.62	$0.75	$0.87	$(1.49)
Diluted weighted average shares outstanding	118,191	116,814	116,193	113,711
Diluted earnings per share—net income (loss)	$0.62	$0.75	$0.87	$(1.49)
Stock price
TDS Common Shares(2)
High	$66.19	$54.00	$51.89	$38.93
Low	37.84	37.02	27.96	21.24
Close	39.27	47.27	35.75	31.75
TDS Special Common Shares(2)
High	58.30	51.72	43.85	37.95
Low	35.90	35.06	31.55	22.18
Close	37.30	44.10	35.90	28.10
Dividends paid	$0.1025	$0.1025	$0.1025	$0.1025

	Quarter Ended
	March 31	June 30	September 30	December 31
	(Amounts in thousands, except per share amounts)
2007
Operating revenues	$1,156,557	$1,192,834	$1,236,885	$1,242,708
Loss on impairment of intangible assets	—	2,136	1,947	20,840
Operating income(3)(4)	142,797	153,955	134,489	96,657
Gain (loss) on investments and financial instruments(5)	255,870	(220,199)	194,036	(148,284)
Income (loss) from continuing operations	219,325	(8,627)	188,910	(56,323)
Extraordinary item, net of tax	—	—	42,827	—
Net income (loss)	$219,325	$(8,627)	$231,737	$(56,323)
Basic weighted average shares outstanding	116,837	117,031	118,705	117,914
Basic earnings per share from continuing operations	$1.88	$(0.07)	$1.59	$(0.48)
Extraordinary item, net of tax	—	—	0.36	—

Basic earnings per share—net income (loss)	$1.88	$(0.07)	$1.95	$(0.48)
Diluted weighted average shares outstanding	118,383	117,031	119,950	117,914
Diluted earnings per share from continuing operations	$1.85	$(0.08)	$1.57	$(0.48)
Extraordinary item, net of tax	—	—	0.36	—

Diluted earnings per share—net income (loss)	$1.85	$(0.08)	$1.93	$(0.48)
Stock price
TDS Common Shares(2)
High	$59.94	$65.75	$73.67	$72.31
Low	53.02	55.18	53.10	58.57
Close	59.62	62.57	66.75	62.60
TDS Special Common Shares(2)
High	56.25	61.40	68.65	67.00
Low	48.28	51.39	49.17	54.36
Close	55.90	57.55	62.00	57.60
Dividends paid	$0.0975	$0.0975	$0.0975	$0.0975

(1)
During the fourth quarter of 2008, TDS recognized a $414.4 million Loss on impairment of intangible assets related to licenses. See Note 8—Licenses and Goodwill in the Notes to Consolidated Financial Statements for details of this impairment.

(2)
The high, low and closing sales prices as reported by either the American Stock Exchange ("AMEX") or the New York Stock Exchange ("NYSE"). TDS' Common Shares and Special Common Shares traded on the AMEX prior to and on September 14, 2008, and traded on the NYSE after this date.

Telephone & Data Systems, Inc.

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

(3)
During the fourth quarter of 2007, TDS began to recognize in its consolidated financial statements the amount of funds segregated for future employee health and welfare benefit payments and liabilities for such employee health and welfare benefit obligations. These funds are segregated and disbursed from the TDS Employee Benefit Trust. The impact of such recognition increased operating income by $18.0 million in the fourth quarter of 2007.

(4)
During the fourth quarter of 2007, Operating Income includes: (a) Loss on asset disposals of $14.6 million associated with the results of a physical count of significant cell site and switch assets and the related valuation and reconciliation (See Note 12—Property, Plant and Equipment in the Notes to Consolidated Financial Statements) and (b) Loss on impairment of intangible assets of $20.8 million associated with the exchange of spectrum with Sprint Nextel (See Note 7—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements).

(5)
During the fourth quarter of 2007, TDS adjusted the fair value estimate of derivative liabilities associated with the collar portion of certain of its Deutsche Telekom variable prepaid forward contracts. Such adjustment increased the loss included in Gain (loss) on investments and financial instruments by $17.0 million in the fourth quarter of 2007.

Telephone and Data Systems, Inc.

SHAREHOLDER INFORMATION

TDS Stock and dividend information

TDS' Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "TDS". TDS' Special Common Shares are listed on the NYSE under the symbol "TDS.S". As of January 31, 2009, TDS Common Shares were held by 1,700 record owners, the Special Common Shares were held by 1,748 record owners, and the Series A Common Shares were held by 78 record owners.

TDS has paid cash dividends on its common stock since 1974, and paid dividends of $0.41 per Common, Special Common and Series A Common Share during 2008. During 2007, TDS paid dividends of $0.39 per Common, Special Common and Series A Common Share.

The Common Shares of United States Cellular Corporation, an 81%-owned subsidiary of TDS, are listed on the NYSE under the symbol "USM".

See "Consolidated Quarterly Information (Unaudited)" for information on the high and low trading prices of the TDS Common Shares and TDS Special Common Shares for 2008 and 2007.

Stock performance graph

The following chart provides a comparison of TDS' cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index. As of December 31, 2008, the Dow Jones U.S. Telecommunications Index was composed of the following companies: AT&T Inc., CenturyTel Inc., Cincinnati Bell Inc., Embarq Corp., Frontier Communications Corp., Leap Wireless International Inc., Leucadia National Corp., Level 3 Communications Inc., MetroPCS Communications Inc., NII Holdings Inc., Qwest Communications International Inc., RCN Corp., Sprint Nextel Corp., Telephone and Data Systems, Inc. (TDS and TDS.S), Time Warner Telecom, Inc., United States Cellular Corporation, Verizon Communications Inc., Virgin Media Inc. and Windstream Corp.

*
Cumulative total return assumes reinvestment of dividends.

	2003	2004	2005	2006	2007	2008
Telephone and Data Systems, Inc.	$100	$124.10	$114.72	$170.19	$198.16	$99.72
S&P 500 Index	100	110.88	116.33	134.70	142.10	89.53
Dow Jones U.S. Telecommunications Index	100	118.70	113.95	155.91	171.57	115.07

Telephone and Data Systems, Inc.

SHAREHOLDER INFORMATION

Assumes $100.00 invested at the close of trading on the last trading day of 2003, in TDS Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

After the close of business on May 13, 2005, TDS distributed a stock dividend of one Special Common Share of TDS with respect to each outstanding TDS Common Share and Series A Common Share. For purposes of the stock performance chart, the performance of TDS for all periods presented prior to May 13, 2005 is represented by the TDS Common Shares, and for the period between May 13, 2005 and December 31, 2008 includes both the TDS Common Shares and TDS Special Common Shares. The last closing price of TDS Common Shares on May 13, 2005 prior to the impact of the stock dividend was $74.57. The closing price on May 16, 2005, the first trading day after the stock dividend, was $38.19 for the TDS Common Shares and $36.25 for the TDS Special Common Shares, or a total of $74.44. The closing price on December 31, 2008, the last trading day of 2008, was $31.75 for the TDS Common Shares and $28.10 for the TDS Special Common Shares, or a total of $59.85.

Dividend reinvestment plan

TDS' dividend reinvestment plans provide its common and preferred shareholders with a convenient and economical way to participate in the future growth of TDS. Common, Special Common and preferred shareholders of record owning ten (10) or more shares may purchase Common Shares (in the case of Common and Preferred shareholders) and Special Common Shares (in the case of Special Common shareholders) with their reinvested dividends at a five percent discount from market price. Shares may also be purchased, at market price, on a monthly basis through optional cash payments of up to $5,000 in any calendar quarter. The initial ten (10) shares cannot be purchased directly from TDS. An authorization card and prospectus will be mailed automatically by the transfer agent to all registered record holders with ten (10) or more shares. Once enrolled in the plan, there are no brokerage commissions or service charges for purchases made under the plan.

Investor relations

TDS' annual report, Form 10-K, prospectuses and news releases are available free of charge upon request. These materials may be obtained either online through the "Info Request" feature of the Investor Relations section of TDS' web site (www.teldta.com), or by directly contacting TDS' Investor Relations Department at the address listed below.

Telephone and Data Systems, Inc.

SHAREHOLDER INFORMATION

Inquiries concerning lost, stolen or destroyed certificates, dividends, consolidation of accounts, transferring of shares, or name and address changes, should be directed to:

Telephone and Data Systems, Inc.
Julie Mathews
Manager—Investor Relations
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5341
312.630.1908 (fax)
julie.mathews@teldta.com

TDS' annual report, filings with the Securities and Exchange Commission, news releases and other investor information are also available in the Investor Relations section of TDS' web site (www.teldta.com). General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Telephone and Data Systems, Inc.
Mark Steinkrauss
Vice President—Corporate Relations
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5384
312.630.1908 (fax)
mark.steinkrauss@teldta.com

Directors and executive officers

See "Election of Directors" and "Executive Officers" sections of the Proxy Statement for the 2009 Annual Meeting.

Principal counsel
Sidley Austin LLP, Chicago, Illinois

Transfer agent
ComputerShare Investor Services
2 North LaSalle Street, 3rd Floor
Chicago, IL 60602
877.337.1575

Independent registered public accounting firm
PricewaterhouseCoopers LLP

Visit TDS' web site at www.teldta.com

Our Mission

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LA
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IN
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Telephone and Data Systems headquarters, Chicago, Ill.
U.S. Cellular current operations
TDS Telecom operations

All information provided below is as of Dec. 31, 2008.

Telephone and Data Systems, Inc.

Telephone and Data Systems, Inc. (TDS) is a diversified telecommunications corporation founded in 1969. Through its business units, U.S. Cellular® and TDS Telecom®, TDS provides wireless, local and long-distance telephone, and broadband services to 7.4 million customers in 36 states.

TDS' 12,500 associates and employees build value for its shareholders by providing excellent communications services in growing, closely related segments of the telecommunications industry. TDS is traded on the New York Stock Exchange under the symbols TDS and TDS.S. For more information about TDS, visit www.teldta.com.

U.S. Cellular®

U.S. Cellular, TDS' 81-percent owned wireless telephone subsidiary, is the fifth-largest, full-service wireless service provider in the United States, with 6.2 million customers in 26 states, and 8,500 full-time equivalent associates.

The Chicago-based company operates on a customer satisfaction strategy, driving customer engagement by providing a comprehensive range of wireless products and services, superior customer support, and a high-quality network. U.S. Cellular is traded on the New York Stock Exchange under the symbol USM. For more information about U.S. Cellular, visit uscellular.com.

TDS Telecom®

TDS Telecom is the nation's sixth-largest rural local exchange carrier (RLEC), serving 1,169,700 access line equivalents. Headquartered in Madison, Wis., TDS Telecom employs 2,725 people. For more information about TDS Telecom, visit www.tdstelecom.com.

TELEPHONE AND DATA SYSTEMS™

Headquarters
Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, Ill. 60602
Phone: 312.630.1900
Fax: 312.630.1908
TDSinfo@teldta.com
www.teldta.com

Shareholder Information
For inquiries concerning lost, stolen, or destroyed certificates, dividends, consolidation of accounts, transferring of shares, or name and address changes, please contact:

Julie P. Mathews
Manager–Investor Relations
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, Ill. 60602
Phone: 312.592.5341
Fax: 312.630.1908
julie.mathews@teldta.com

For TDS annual reports, Securities and Exchange Commission filings, press releases, and other investor information, please visit the Investor Relations section of www.teldta.com.

For general investment inquiries, please contact:

Mark A. Steinkrauss
Vice President–Corporate Relations
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, Ill. 60602
Phone: 312.592.5384
Fax: 312.630.1908
mark.steinkrauss@teldta.com

Transfer agent
ComputerShare Investor Services
2 North LaSalle Street, 3rd Floor
Chicago, Ill. 60602
Phone: 877.337.1575

Principal counsel
Sidley Austin LLP

Independent registered public accounting firm
PricewaterhouseCoopers LLP